++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the accompanying prospectus +
+is not complete and may be changed. This prospectus supplement and the        +
+accompanying prospectus are not an offer to sell these securities and are not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-32968

                             Subject to Completion
              Preliminary Prospectus Supplement dated June 8, 2000

PROSPECTUS SUPPLEMENT
(To prospectus dated April 25, 2000)

                                5,250,000 Shares

                               [Syntroleum Logo]

                                  Common Stock

                                  -----------

    Syntroleum Corporation is selling all of the shares.

    The shares are quoted on the Nasdaq National Market under the symbol "SYNM". On June 7, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $19.00 per share.

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus supplement.

                                  -----------

                                                        Per Share Total
                                                        --------- -----
     Public offering price.............................    $       $
     Underwriting discount.............................    $       $
     Proceeds, before expenses, to Syntroleum..........    $       $

    The underwriters may also purchase up to an additional 787,500 shares from Syntroleum at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about      , 2000.

                                  -----------

Merrill Lynch & Co.

        Goldman, Sachs & Co.

                               J.P. Morgan & Co.

                                           Salomon Smith Barney

                                                            Petrie Parkman & Co.

                                  -----------

              The date of this prospectus supplement is    , 2000.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................ S-1
Risk Factors............................................................. S-10
Cautionary Statement Above Forward-Looking Statements.................... S-19
Use of Proceeds.......................................................... S-20
Dividend Policy.......................................................... S-20
Price Range of Common Stock.............................................. S-21
Capitalization........................................................... S-22
Dilution................................................................. S-23
Selected Consolidated Financial Data..................................... S-24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-25
Business................................................................. S-35
Management............................................................... S-58
Certain Transactions..................................................... S-64
Principal Stockholders................................................... S-65
Shares Eligible for Future Sale.......................................... S-67
Underwriting............................................................. S-69
Legal Opinions........................................................... S-71
Experts.................................................................. S-71
Index to Financial Statements............................................  F-1

                                   Prospectus

About This Prospectus.......................................................   2
About Syntroleum Corporation................................................   3
Forward-Looking Statements..................................................   4
Where You Can Find More Information.........................................   4
Risk Factors................................................................   6
Use of Proceeds.............................................................  16
Dilution....................................................................  16
Description of Capital Stock................................................  16
Plan of Distribution........................................................  25
Legal Opinions..............................................................  26
Experts.....................................................................  26

                                ---------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      [World gas overview map depicting location of 1996 identified reserves in various locations around the world.]

      [Graphic detailing the world's gas fields outside North America by size.]

      [Graphic depicting market size in barrels of oil equivalent for alternative markets for natural gas.]

      [Graphic depicting the Syntroleum Process.]

      [Graphic depicting product produced from the Syntroleum Process.]

      [Photograph of the Cherry Point Demonstration Plant with ARCO in Bellingham, Washington.]

      [Photograph of Syntroleum Pilot Plant in Tulsa, Oklahoma.]

      [Photograph of vehicle with caption "Fuels for Clean Combustion
Engines".]

      [Photograph of Fuel Cell with caption "Efficient Fuel for Fuel Cells".]

                         PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement. This summary may not contain all of the information that investors should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully. As used in this prospectus supplement, the terms "Syntroleum," "we," "our" or "us" mean Syntroleum Corporation, a Delaware corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

Our Business

      We are a leading developer, owner and licensor of a proprietary catalytic process for converting natural gas to synthetic liquid hydrocarbons, generally known as gas-to-liquids, or GTL, technology. We sell licenses to use our GTL technology, the Syntroleum Process, for the production of fuels, and we plan to develop and own GTL plants based on the Syntroleum Process that produce refined specialty products and fuels. We believe that the costs to produce many products from natural gas using the Syntroleum Process, including diesel fuel, gasoline and lubricants, can be competitive with the costs to produce comparable quality products from crude oil using conventional refining processes. The key advantages of our technology over traditional GTL technologies are the use of air in the conversion process (in contrast to the requirement for pure oxygen in alternative technologies) and the use of our proprietary catalysts, which enhance the conversion efficiency of the catalytic reaction. These advantages reduce the capital and operating costs of GTL plants based on the Syntroleum Process, while also permitting smaller unit sizes, including mobile plants that could be placed on skids, barges and ocean-going vessels. Based on our demonstrated research, we believe that the Syntroleum Process can be economically applied in GTL plants with throughput levels from as low as 2,000 to over 100,000 barrels per day. As a result of the advantages of our technology and the large worldwide resource base of stranded natural gas, we believe that a significant market opportunity exists for the use of the Syntroleum Process by our company and our licensees to develop cost-effective GTL plants.

      The Syntroleum Process produces synthetic liquid hydrocarbons, also known as synthetic crude oil, which can be further processed into higher margin products through conventional refining processes. These products include:

    . Premium, ultra-clean liquid fuels, such as diesel, kerosene, gasoline, naphtha and fuel for fuel cells, and

    . Specialty products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids and chemical feedstocks.

      We have successfully demonstrated many elements and variations of the Syntroleum Process in pilot plant operations and laboratory tests, including our joint participation in a 70 barrel per day GTL demonstration plant with one of our licensees, ARCO. While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we are currently developing a 10,000 barrel per day specialty product GTL plant based on the Syntroleum Process known as the Sweetwater plant to be constructed in Western Australia. We are also evaluating the potential development of additional GTL plants, including facilities that will produce synthetic liquid fuels.

Business Strategy

      Our objectives are to rapidly establish the Syntroleum Process as an industry standard and maximize our market share relative to alternative GTL technologies. Our business strategy to achieve these objectives involves the following key elements:

      Broadly License the Syntroleum Process. We intend to continue offering licenses to use the Syntroleum Process for the production of synthetic crude oil and liquid fuels. To date, we have entered into license agreements with the following companies or their affiliates: ARCO, Enron Corp., Ivanhoe Energy Inc., Kerr-

McGee Corporation, Marathon Oil Company, Repsol-YPF, S.A. and Texaco Inc. We have also recently entered into a letter of intent with the Commonwealth of Australia to license the Syntroleum Process, which is subject to the execution of a definitive license agreement. We believe that widespread licensing, combined with research and development activities to further improve the Syntroleum Process, will provide an advantage over competing technologies, strengthen our relationships with our existing licensees and attract new licensees.

      Develop and Own GTL Plants. We intend to own significant equity interests in joint ventures with our licensees and other energy industry and financial partners to develop and own GTL plants for the production of specialty products and fuels. For example, we are currently developing the 10,000 barrel per day Sweetwater plant to be constructed in Western Australia, in which we will own a significant equity interest. We retain the exclusive right to manufacture specialty products under our license agreements. We believe that our proprietary reactor designs and catalysts, combined with our improvements to existing refining methods, will enable us to produce relatively high margin, high quality specialty products on a more economic basis than conventional refining techniques.

      Further Expand and Develop Product Markets. We intend to continue to develop new markets for Syntroleum fuels and specialty products in order to promote the construction of plants by our licensees and to establish markets for the products of GTL plants developed and owned by us. We believe that our technology can cost-effectively provide environmentally superior ultra-clean fuels for use in diesel, gasoline and jet engines. We are in the process of applying for certification that Syntroleum diesel fuels qualify as alternative fuels under the Energy Policy Act. We also believe that the availability of our fuels will enhance the successful development of fuel cells and other clean combustion technologies.

      Further Reduce Costs through Networked Research and Development Activities. We intend to continue research and development activities with a focus on improving the efficiency of the Syntroleum Process and further reducing the capital and operating costs of GTL plants based on the Syntroleum Process. We conduct research and development activities using our own resources and through our network of joint development arrangements with licensees and other industry partners. We believe that this network will provide us and our licensees with an important competitive advantage and enhance our ability to attract additional licensees and joint development partners. We generally obtain title or exclusive rights to inventions or improvements that result from our joint development activities with others. We regularly review technological advances of others in related fields and actively seek to acquire rights to technologies that may enhance the Syntroleum Process.

      To date, we have joint development, testing, marketing or strategic relationships with the following companies:

    .  AMEC Process and Energy Ltd.     .  GE Power Systems
    .  ARCO                             .  The Lubrizol Corporation
    .  Argonne National Laboratories    .  Lyondell Petrochemical Company
    .  Bateman Engineering Inc.         .  Marathon
    .  Catalytica Combustion Systems, Inc.
                                        .  Northwest Power Systems
    .  Criterion Catalyst Company L.P.  .  Tessag Industrie-Anlagen GmbH
    .  DaimlerChrysler AG               .  Texaco
    .  Epyx Corporation                 .  Volkswagen of America
    .  General Motors Corporation

      Complete Disposal of Our Real Estate Inventory. We intend to complete the disposition of our real estate inventory in a manner that maximizes the sale value. Our real estate inventory was owned by SLH Corporation prior to the merger of Syntroleum Corporation and SLH Corporation and reflects the remaining inventory of a real estate development business that was conducted by SLH's former parent corporation. We have used the proceeds from the sale of our real estate inventory to fund our operations.

The Syntroleum Advantage

     We expect that products of the Syntroleum Process will become a competitive supply source for the anticipated demand for ultra-clean synthetic fuels and specialty products, based on our belief that these products can be:

    . produced at costs that can be competitive with costs to produce many comparable quality products from crude oil using conventional refining processes, including diesel fuel, gasoline and lubricants, assuming crude oil prices of at least $15 per barrel and natural gas prices lower than $1 per million British thermal units (price levels that are available for the purchase of stranded natural gas in many markets),

    . produced substantially free of contaminants normally found in fuels and specialty products made from crude oil,

    . used as blending stock to upgrade conventional fuels and specialty products made from crude oil,

    . used unblended in traditional combustion engines to significantly reduce emissions,

    . used in advanced combustion and fuel-cell engines that require sulfur and aromatic-free fuels, and

    . transported using the existing infrastructure for crude oil and refined products.

     We anticipate that the Syntroleum Process will be an attractive solution for companies with natural gas reserves that are not economic to produce using traditional technology based on our belief that the Syntroleum Process can be:

    .  applied as a comparatively low-cost process,

    .  used in relatively small formats,

    . adapted to feedstock quality, the location of the reserves and the desired end products, and

    .  made portable in applications producing up to 10,000 barrels per day.

Market Potential

     We believe that significant market potential exists for the Syntroleum Process and its products due to the large existing demand for refined fuels and specialty products, including lubricants and chemical feedstocks, the anticipated demand for ultra-clean synthetic fuels and fuels for fuel cells, and the large supply of stranded natural gas worldwide.

Demand for Products

     We expect demand for products created through the Syntroleum Process to be driven by the following:

     Refined Fuels. The existing market for transportation fuels is large, comprising 64% of the approximately 64.4 million barrels per day of refined petroleum products produced worldwide in 1998, as derived from information in the BP Amoco Statistical Review of World Energy, 1999. Moreover, according to the Energy Information Administration, estimates show that diesel fuel demand is growing at a faster rate than the total demand for refined products due to the superior fuel efficiency of a diesel engine. We believe that a significant portion of the growing demand for transportation fuels can be satisfied through the conversion of natural gas into ultra-clean Syntroleum fuels. We also believe that even if substantial volumes of Syntroleum fuels were to flow into these markets, these additional volumes would not cause a significant price degradation based on the large size of the market.

     Specialty Products, including Lubricants and Chemical Feedstock. The synthetic crude oil produced by the Syntroleum Process can be further refined into specialty products using conventional refining processes that can be simplified to take advantage of the ultra-clean nature of the synthetic feedstock. We retain the exclusive right to manufacture these products using the Syntroleum Process under our license agreements and intend to develop and own significant equity interests in GTL plants designed to produce these specialty products. We believe that Syntroleum specialty products have environmental and performance characteristics that are superior to comparable conventional crude oil products. For example, we expect our synthetic lube-base oil will meet or exceed new high performance and emissions standards established by the United States federal government and the automobile industry for lubricants in new vehicles beginning in 2003. Our targeted specialty product markets include the following.

    . Lube-Base Oils. We have developed with others a proprietary process and catalyst system for use in the production of a high quality synthetic lube oils. These products have a variety of industrial applications, including use as transformer oil, passenger car motor oil, heavy duty lubricants and synthetic basestock.

    . Process Oils. Process oils are used in a number of industries involved in the production of chemicals, textiles, rubber and plastics.

    . Waxes. Waxes are longer linear chain hydrocarbon molecules that are solids at room temperature and have a variety of applications, including adhesives, coatings and other products.

    . Normal Paraffins. These products must be 98% pure, have low odor levels and be of water clear quality. They are primarily used in the production of laundry detergent, cosmetics, pharmaceuticals, paints, stains, aluminum rolling oils and other products.

    . Drilling Fluids. In conjunction with Amoco Production Company, we have developed a synthetic drilling fluid product. Drilling fluids are used in the drilling of oil and gas wells as a coolant and lubricant for the drill bit and to enhance safety during drilling operations by maintaining well pressure.

      Ultra-Clean Synthetic Fuels. The market demand for ultra-clean fuels is increasing according to a 1998 estimate by the Energy Information Administration of alternatively fueled vehicles in use in the United States. This increase has been driven by more stringent environmental and emission standards in most of the world's industrialized countries and the need for vehicle manufacturers to respond to the challenge of producing fuel-efficient engines that meet these standards. The burden of producing cleaner fuels from conventional crude oil is expected to substantially increase refining costs. We believe that these factors will promote the creation of markets for premium ultra-clean synthetic fuels produced by the Syntroleum Process.

      Key domestic and international environmental regulations and initiatives driving the demand for ultra-clean fuels include the following.

    . The centrally fueled fleet and clean fuel vehicle requirements of the Clean Air Act, which requires owners and operators of vehicle fleets in many metropolitan areas to purchase clean fuel vehicles in conjunction with new fleet additions and replacements.

    . An Environmental Protection Agency mandate under the Clean Air Act that requires the sulfur content in gasoline fuel be lowered from the current level of 500 parts per million to 30 parts per million beginning in 2004.

    . An EPA proposal to reduce the allowable sulfur content in highway diesel fuel from the current level of 500 parts per million to 15 parts per million beginning in 2006.

    . A European Union directive to reduce the allowable sulfur content in diesel fuel from the current level of 350 parts per million to 50 parts per million by 2005.

    . Corporate Average Fuel Economy standards, which mandate fuel economy standards for light trucks and passenger cars and that strain auto makers' ability to satisfy the high demand for larger vehicles such as sport utility vehicles and pick-up trucks.

    . A proposal by the Alliance of Automobile Manufacturers for a Worldwide Fuel Charter that establishes recommendations for a maximum allowable sulfur content of 10 parts per million and aromatic content of 15% by volume for diesel fuels in markets with the most stringent requirements for emission controls.

      We believe that Syntroleum fuels are positioned to take advantage of the demand for ultra-clean fuels that is anticipated to develop as a result of these environmental and emission standards. Syntroleum fuels are substantially free of contaminants, including sulfur, aromatics and heavy metals, and demonstrate high operating efficiency. As a result, we believe that Syntroleum fuels, either alone or blended with conventional fuels, can be used in existing and new generation diesel and gasoline engines to cost-effectively meet or exceed current and future emission standards.

      Fuel cells. A fuel cell is a device that combines hydrogen, derived from a fuel such as natural gas, propane, methanol, gasoline or diesel, and oxygen from the air to produce electric power without combustion. Fuel-cell systems have advantages over conventional power generation systems including low or no pollution, higher fuel efficiency, greater flexibility in installation and operation, quiet operation, low vibration and potentially lower maintenance and capital costs. Fuel cells are being developed to support a variety of markets, including transportation, continuous stationary (residential and commercial power) and intermittent (recreational and emergency power).

      Demand for fuel cells is expected to increase over the next several years. Auto manufacturers and others are currently making significant investments in fuel-cell technology. For example, DaimlerChrysler AG, one of our strategic partners, and Ford Motor Company have invested approximately $750 million in a partnership with Ballard Power Systems Inc., and DaimlerChrysler has indicated that it expects this partnership to produce fuel-cell systems for 40,000 vehicles by 2004 and 100,000 vehicles by 2006. Traditional power generation markets also represent a large opportunity for fuel-cell technology. According to the Department of Energy, the total installed electricity generation capacity in the U.S. in 1998 was estimated at approximately 775,885 megawatts and is expected to double by 2015. In comparison, recent industry estimates prepared by Kline & Company in June of 1998 have projected the demand for fuel cells to be in the range of 2,500 to 6,000 megawatts by 2010. Allied Business Intelligence stated in a 1999 market study that this growth in demand is expected to increase the fuel cell market from $40 million in 1999 to over $10 billion by 2010.

      We believe that Syntroleum fuels have the potential to become ideal fuels for fuel cells and to significantly enhance commercial opportunities for many fuel-cell applications. The absence of sulfur, aromatics and heavy metals from Syntroleum fuels allows for simplified fuel-cell processor design, construction and operation. As the storage and processing of the fuel for a fuel cell are simplified, the physical size of fuel-cell components can be reduced. Because Syntroleum fuels have almost twice the hydrogen content of other fuels, including compressed natural gas and methanol, Syntroleum fuels enable greater utility and wider application of fuel-cell power for vehicles. Although methanol initially emerged as the auto industry's favored fuel-cell fuel, it has encountered setbacks due to its high toxicity and water solubility compared to conventional fuels and inability to use existing gasoline distribution systems without major modifications. Syntroleum fuels can be distributed using the existing conventional gasoline distribution infrastructure, have lower toxicity and similar solubility compared to conventional fuels.

Natural Gas Resource Base

      The world's large natural gas reserves provide an extensive resource base from which Syntroleum fuels and specialty products can be produced. According to information derived from the IHS Energy Group, BP Amoco Statistical Review of World Energy, 1998, and the Department of Energy, worldwide identified natural gas reserves are estimated to be approximately 5,429 trillion cubic feet. Wood MacKenzie Consultants

Limited has estimated in its Energy Services Newsletter that of the world's identified natural gas reserves, approximately one-half, or 2,500 trillion cubic feet (the equivalent of approximately 250 billion barrels of synthetic crude oil), currently have no economic market and are considered "stranded." Typically, stranded natural gas is either not produced or is flared or vented if allowed by applicable law. This large amount of stranded natural gas is caused by a combination of four primary factors:

    . Overall size of the natural gas resource base and the relatively small size of many fields,

    .  Location of the natural gas relative to developed markets,

    .  Cost to transport the natural gas to those markets, and

    . The relatively small size of the markets for products like ammonia and methanol that can be produced from the natural gas.

      We believe that energy companies with stranded natural gas reserves will be able to cost-effectively use our GTL technology to produce Syntroleum fuels and products that can be sold in well-developed global markets. As a result, we believe these companies would be able to generate a return on the exploration and development expenditures associated with their stranded natural gas reserves.

Key Testing and Commercial Projects

      In addition to our nominal two barrel per day pilot plant and laboratory facilities located in Tulsa, Oklahoma, which are the primary sites for our research and development activities, we are currently involved in several projects and initiatives, including the following.

      Cherry Point Project. We have been a joint participant with ARCO in a 70 barrel per day GTL demonstration plant located at ARCO's Cherry Point refinery in the State of Washington. The plant began operating in July 1999. Pilot tests, which have been successful, are expected to conclude on June 30, 2000, at which time the Cherry Point facility will be shut down. Plant operations have successfully demonstrated a number of key aspects of our proprietary autothermal reformer and moving bed reactor designs, and related catalyst performance. We have gathered data and experience from plant operations which will be useful in our efforts to apply these reactor designs on a commercial basis both for fuels and specialty product plants. Based on the performance of this plant, we believe that these reactor designs can be scaled-up for use in a commercial plant at a lower cost than our fixed tube reactor designs. We are currently conducting engineering studies with others for commercial-scale plants using these reactor designs. ARCO has funded the construction and operation of this plant under our joint development agreement.

      Sweetwater Project. We are developing a 10,000 barrel per day specialty product plant, which we call the Sweetwater plant. We currently anticipate that this plant will produce synthetic lube oil, normal paraffins, process oils and light paraffins. The plant is expected to use a fixed tube reactor design because this design produces a high yield of the desired products with high wax content and has lower scale-up risks than other reactor designs. The plant is also expected to include additional refining equipment necessary to produce the targeted specialty products. We plan to construct this plant through a joint venture. In February 2000, we selected a site for the plant about four kilometers from the North West Shelf liquid natural gas facility on the Burrup Peninsula of Western Australia.

      In June 2000, we entered into a non-binding letter of intent with a subsidiary of Enron with respect to its contemplated contribution of $21 million in exchange for a 13% equity investment in the Sweetwater project. Under the letter of intent, Enron would receive a $1 million credit toward its investment in the Sweetwater project as a result of its prior contribution toward the development of the project, resulting in net equity funding to be received from Enron of $20 million. As a result of this investment, Enron would have the right to receive cash flow distributions in excess of 13% if the plant does not meet specified performance targets.

      Upon Enron's funding of its net capital contribution, it would become entitled to convert its interest in the Sweetwater project into a maximum of 1,640,625 shares of our common stock during a period beginning one year after the date on which the project completes successful performance testing and ending on the tenth anniversary of execution of definitive agreements relating to the transaction contemplated in the letter of intent. In addition, upon Enron's funding of its net capital contribution, it would receive a warrant to acquire no more than 1,640,625 additional shares of our common stock at an exercise price equal to 120% of the offering price set forth on the cover page of this prospectus supplement. Under specified circumstances and beginning no earlier than the fourth year after the Sweetwater project has passed its performance tests, Enron would have the right to require us to purchase their equity interest in the Sweetwater project for a contractually specified amount. We would have a similar option to purchase Enron's equity interest in the Sweetwater project at a contractually specified amount beginning no earlier than the ninth year after the Sweetwater project has passed its performance test.

      Consummation of the transaction contemplated by the letter of intent requires the satisfaction of a number of substantial conditions, some of which are not within our control, including Enron management approvals, satisfactory completion of certain due diligence by Enron, funding of commitments with respect to other debt and equity financing and the negotiation and execution of definitive agreements. As a result, the transactions contemplated by the letter of intent may not be realized or may only be realized under terms and conditions that differ materially from those contemplated by the letter of intent.

      The State of Western Australia has recently announced its intention to assist the Sweetwater project with an AUD$30 million (approximately U.S.$19 million) common use infrastructure package, including a desalinization plant to which our project will supply steam and from which our project will receive cooling water. In addition, we have entered into a gas purchase agreement with the North West Shelf Gas Partners, whose members include affiliates of BHP Petroleum, BP Amoco, Chevron, Mitsui, Mitsubishi, Royal Dutch Shell and Woodside Energy Ltd. Subject to certain conditions, North West Shelf Gas Partners agreed to supply the Sweetwater plant with the natural gas required to operate the plant at full capacity for 20 years.

      In November 1999, we signed a project development agreement with Tessag, a wholly-owned subsidiary of RWE AG, to provide us with a fixed price for the design and construction of the Sweetwater plant. Tessag also agreed to pay liquidated damages up to certain levels in the event certain process and product specifications are not achieved. We currently expect that Tessag will complete the plant design and commence construction in early 2001. We expect the plant to be operational in 2003, although construction of the plant will be subject to the risk of delay inherent in any large construction project.

      We entered into a letter of intent with the Commonwealth of Australia in February 2000 to license the Syntroleum Process as part of a program designed to unlock the value of Australia's energy reserves and improve the quality of the environment. Under this letter of intent, the Commonwealth would make an AUD$30 million (approximately U.S.$19 million) deposit, of which AUD$20 million (approximately U.S.$12 million) may be credited against future license fees. The letter of intent also provides that the Commonwealth would make a non-amortizing, interest-free loan in the amount of AUD$40 million (approximately U.S.$25 million) with a 25-year maturity to support the further development and commercialization of GTL technologies in Australia, and that we would conduct a feasibility study on constructing a large-scale GTL fuels plant in Australia. The transactions contemplated by our letter of intent with the Commonwealth are subject to the execution of definitive license and loan agreements.

      In January 2000, we received $2 million dollars from Methanex Corporation towards the cost of engineering work being performed by Tessag pursuant to a letter of intent that provided for the contribution by Methanex of an additional $43 million in exchange for an equity interest in the plant, subject to the execution of definitive agreements and the satisfaction of certain conditions. Subsequent to the execution of this letter of intent, we entered into negotiations with Methanex to consider forming a joint venture to develop a series of GTL specialty products plants. After extensive negotiations, we could not reach agreement with Methanex on terms for forming the joint venture. In May 2000, Methanex informed us that it was terminating negotiations, including its participation in the Sweetwater project.

      We have not yet received definitive cost estimates for the construction of the Sweetwater plant. The capital costs of this plant are currently expected to be funded primarily by non-recourse senior and subordinated debt at the project level, as well as equity financing, including the funding discussed above. We are currently exploring sources of debt and additional equity capital to fund final design and construction. However, we can give no assurance that the funding discussed above, any additional funding or debt financing for this project will be obtained.

      Fuel Cell Testing. We have participated in tests performed by the Argonne National Laboratory, Epyx Corporation and Northwest Power Systems in the evaluation of fuels for fuel-cell applications. Fuels produced by the Syntroleum Process were determined to have physical properties similar to conventional fuel equivalents and to yield more hydrogen per fuel equivalent volume. Argonne tested Syntroleum fuels in its proprietary fuel-cell reformer, and results indicated performance comparable to conventional gasoline, although the equipment had not been optimized for the higher hydrogen content of our fuels. Under a program sponsored by the Department of Energy, Epyx Corporation, a leading fuel processing technology company, successfully demonstrated the high efficiency and low emission operation of a fuel-cell power system using synthetic fuel produced by the Syntroleum Process and a Plug Power fuel cell. In addition, Northwest Power Systems, a leading manufacturer of patented fuel-cell systems, has demonstrated that synthetic fuels produced by the Syntroleum Process are an effective on-board source of hydrogen to power fuel cells. Tests conducted by Northwest Power also confirmed that Syntroleum fuels produced a higher yield of hydrogen than comparable fuel produced from crude oil and successfully powered their fuel cells.

                                  The Offering

Common stock offered by
 Syntroleum.................. 5,250,000 shares
Shares outstanding after the
 offering.................... 32,611,197 shares
Use of proceeds.............. We estimate that our net proceeds from this offering without exercise of the over-allotment
                              option will be approximately $93 million. We
                              intend to use a substantial portion of these net
                              proceeds to fund a portion of the Sweetwater
                              plant's construction costs. We currently
                              anticipate that we will make an equity
                              contribution of between approximately $75
                              million and $95 million for the construction of
                              the Sweetwater plant. We intend to use any
                              remaining net proceeds to fund costs associated
                              with pilot plant facilities, the development and
                              construction of additional GTL plants, research
                              and development activities, the acquisition of
                              complementary technologies, working capital
                              needs and other general corporate purposes.
Risk factors................. See "Risk Factors" and other information included in this prospectus supplement for a
                              discussion of factors you should carefully
                              consider before deciding to invest in shares of
                              the common stock.
Nasdaq National Market
 symbol...................... SYNM

      The number of shares outstanding after the offering excludes 3,530,347 shares reserved for issuance under our stock option plans, of which options to purchase 2,411,238 shares at an average option price of $7.98 have been issued as of May 31, 2000. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 787,500 shares.

                      Summary Consolidated Financial Data

      You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. The results of operations of SLH Corporation have been included in our consolidated statement of operations following the August 7, 1998 effective date of the merger of Syntroleum Corporation and SLH Corporation.

                           Three Months
                          Ended March 31,            Year Ended December 31,
                          ----------------  ---------------------------------------------
                           2000     1999      1999      1998     1997     1996     1995
                          -------  -------  --------  --------  -------  -------  -------
                            (unaudited)
                                  (in thousands, except for per share data)
Statement of Operations
 Data:
Joint development
 revenue................  $   283  $   603  $  1,986  $  1,779  $ 2,006  $   616  $    45
Real estate sales
 revenue................    3,538       --     1,219     2,416       --       --       --
Other revenue...........       54      163       650       284        1       --       --
                          -------  -------  --------  --------  -------  -------  -------
Total revenues..........    3,875      766     3,855     4,479    2,007      616       45
                          -------  -------  --------  --------  -------  -------  -------
Costs and expenses:
  Cost of real estate
   sold.................    3,078       --       824     2,387       --       --       --
  Real estate operating
   expenses.............      162      156       781       267       --       --       --
  Pilot plant,
   engineering and
   research and
   development..........    3,153    1,652    10,863     5,693    3,554    1,120      671
  Catalyst services.....       --       --        --        --    4,800       --       --
  General and
   administrative.......    3,035    2,154    10,409     9,151    3,618    1,421      580
                          -------  -------  --------  --------  -------  -------  -------
    Total operating
     expenses...........    9,428    3,962    22,877    17,498   11,972    2,541    1,251
                          -------  -------  --------  --------  -------  -------  -------
Operating income
 (loss).................   (5,553)  (3,196)  (19,022)  (13,019)  (9,965)  (1,925)  (1,206)
Investment, interest and
 other income
 (expense)..............      201      393     1,864     1,308      353      (12)      60
                          -------  -------  --------  --------  -------  -------  -------
Net income (loss).......  $(5,352) $(2,803) $(17,158) $(11,711) $(9,612) $(1,937) $(1,146)
                          =======  =======  ========  ========  =======  =======  =======
Net income (loss) per
 share--basic and
 diluted................  $ (0.20) $ (0.10) $  (0.64) $  (0.46) $ (0.40) $ (0.08) $ (0.06)
                          =======  =======  ========  ========  =======  =======  =======

                                As of            As of December 31,
                              March 31,  ------------------------------------
                                2000      1999    1998    1997    1996  1995
                             ----------- ------- ------- -------  ----- -----
                             (unaudited)
                                              (in thousands)
Balance Sheet Data:
Working capital.............   $19,447   $22,798 $37,476 $ 9,846  $ 601 $(410)
Property and equipment,
 net........................     8,767     6,442   3,210   1,245    521   507
Total assets................    38,585    39,591  50,400  12,091  1,552   873
Deferred revenue............    11,000    11,000  11,000  11,000     --    --
Stockholders' equity........    21,295    24,832  35,962  (1,242)   266   203

                                  RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the common stock could decline, and you may lose all or part of your investment.

Risks Relating to our Technology

      We might not successfully commercialize our technology, and commercial-scale GTL plants based on the Syntroleum Process may never be successfully constructed or operated.

      To date, no commercial-scale GTL plant based on the Syntroleum Process has been constructed. A commercial-scale GTL plant based on the Syntroleum Process might never be successfully built either by us or by any of our licensees. Our success depends on our ability, and the ability of our licensees, to economically design, construct and operate GTL plants based on the Syntroleum Process on a commercial scale. The successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control. Although we are currently developing the Sweetwater plant, our first commercial-scale GTL plant, we do not know for certain when construction of this plant will begin or when it will become operational. We do not have any experience managing the design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so.

      Commercial-scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory and pilot plant basis.

      A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

    . lower reaction activity than that demonstrated in laboratory and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs,

    . shorter than anticipated catalyst life, which would require more frequent catalyst purchases and therefore increase operating costs,

    . excessive production of gaseous light hydrocarbons from the Fisher-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and lower revenues and margins from plant operations, and

    . inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas that is produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs.

      In addition, these plants could experience mechanical difficulties, either related or unrelated to elements of the Syntroleum Process.

      Many of our competitors have significantly more financial and other resources than our company, and GTL technologies developed by our competitors could become more commercially successful than our technology or render our technology obsolete.

      The development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than our technology. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including Exxon, Shell, Sasol, BP Amoco and Conoco. Each of these companies has significantly more financial and other resources than us to spend for research and development of their respective technologies and for funding construction and operation of commercial-scale GTL plants. These competitors could offer to license their technology to others. In addition, several small companies have developed, and are continuing to develop, competing GTL technologies. The Department of Energy has also sponsored a number of research programs relating to GTL technology, including a recent program relating to the development of a ceramic membrane technology that could potentially lower the cost of competitive processes.

      As GTL technologies continue to be developed by our competitors, one or more of our current technologies may become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop, or expend the financial resources necessary to acquire new technology.

      Our ability to protect our intellectual property rights involves many complexities and uncertainties, and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of others.

      Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights. We cannot assure you that additional patents will be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, are often difficult to predict and vary significantly from country to country. Our licensors or we may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

      Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or other proprietary rights of others. Although it is our policy to regularly review patents that may have applicability in the GTL industry, we may not become aware of these patents or rights until after we have made a substantial investment in the development and commercialization of those technologies. Legal actions could be brought against us, our partners or licensees, claiming damages and seeking an injunction that would prevent us, our partners or licensees, from testing, marketing or commercializing the affected technologies. Major energy companies seeking to gain a competitive advantage may have an interest in bringing one of these actions. If an infringement action was successful, in addition to potential liability for damages, our partners, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, like the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation. We can give no assurance that third parties will not claim infringement by us with respect to past, present or future GTL technologies. In any potential intellectual property dispute involving us, our licensees could also become the target of litigation.

      We could have potential indemnification liabilities to licensees relating to the operation of GTL plants based on the Syntroleum Process or intellectual property disputes.

      Our license agreements require us to indemnify the licensee, subject to a cap of 50% of the license fees received, against specified losses relating to, among other things:

    . the use of patent rights and technical information relating to the Syntroleum Process,

    . acts or omissions by us in connection with process design packages for plants, and

    .  performance guarantees that may be provided by us.

      Our indemnification obligations could result in substantial expenses and liabilities to us in the event that intellectual property rights claims are made against us or our licensees, or GTL plants based on the Syntroleum Process fail to operate as designed.

      If improvements to the Syntroleum Process are not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

      A number of improvements to the Syntroleum Process are in various early stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis. If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our partners and by our licensees could be significantly limited.

      For example, improvements to the heat integration of the Syntroleum Process designed to lower capital and operating costs are currently under development. These improvements may not occur because further integration of the gas turbine into the process might not be technically feasible due to the operating tolerances of the materials in the gas turbine. In addition, our horizontal reactor, which is designed to have a low center of gravity for marine applications, may not be capable of commercial application due to operational difficulties which could limit the market for floating GTL plants.

      The economic application of our technology depends on favorable plant operating conditions.

      The economic application of GTL technology depends on favorable plant operating conditions. Among the operating conditions that impact plant economics are the site location, infrastructure, weather conditions, the size of the equipment, the quality of the natural gas feedstock, the type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant is located in an area that requires the construction of substantial infrastructure, plant economics would be adversely affected. In addition, plants that are not designed to produce specialty products or other high margin products and plants that are not used to convert natural gas that is associated with oil reserves will be more dependent on favorable natural gas and oil prices than plants designed for those uses and are not expected to be cost-effective at price levels below the range of at least $15 to $20 per barrel for oil.

      Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and adversely affect our ability to receive future license fees.

      As is typical in the case of a new and rapidly evolving technology, demand and industry acceptance for our GTL technology is subject to a high level of uncertainty. Failure by the industry to accept our technology would make our construction of GTL plants more difficult or impossible and adversely affect our ability to receive future license fees and to generate other revenue. Should a high profile industry participant adopt the Syntroleum Process and fail to achieve success or should any commercial GTL plant based on the Syntroleum Process fail to achieve success, other industry participants' perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

Risks Relating to our Business

      We will need to obtain funds from additional financings or other sources for the Sweetwater project and other activities, and if we do not receive these funds we might need to delay or eliminate our expenditures, including those for the Sweetwater project.

      We have expended and will continue to expend a substantial amount of funds to continue the research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to finance the Sweetwater plant primarily through non-recourse debt financing at the project level, as well as equity financing, and plan to obtain additional funds for our GTL plant projects primarily through a combination of equity and debt project financing. We also intend to obtain additional funds through collaborative or other arrangements with strategic partners and others and debt and equity financing in the capital markets. Financing may not be available when needed or on terms acceptable or favorable to us. Our letters of intent may not lead to definitive agreements. In addition, definitive agreements with equity and debt participants in the Sweetwater project and our other capital projects are expected to include conditions to funding, many of which could be outside of our control. If adequate funds are not available, we may be required to delay or to eliminate expenditures for the Sweetwater project and our other capital projects, research and development and other activities. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

      Assuming the commercial success of the plants based on the Syntroleum Process, we expect that license fees, catalyst sales and sales of specialty products from GTL plants in which we own an interest will be a source of funds for operations. However, we may not receive any of these revenues, and these revenues may not be sufficient for capital expenditures or operations and may not be received within the expected time frame. If we are unable to generate funds from operations, our need to obtain funds through financing activities will be increased.

      The construction of the Sweetwater plant and other GTL plants based on the Syntroleum Process will be subject to the risks of delay and cost overruns inherent in any large construction project.

      The construction of GTL plants based on the Syntroleum Process, including the Sweetwater plant we are currently developing and plan to construct in Western Australia, will be subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

    .  shortages of equipment, materials or skilled labor,

    . unscheduled delays in the delivery of ordered materials and equipment,

    . engineering problems, including those relating to the commissioning of newly designed equipment,

    .  work stoppages,

    .  weather interference,

    .  unanticipated cost increases, and

    .  difficulty in obtaining necessary permits or approvals.

      We have incurred losses and anticipate continued losses.

      As of March 31, 2000, we had negative retained earnings of $49 million. We have not yet achieved profitability and expect to continue to incur net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks, we must, among other things, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks. We can give no assurance that we will achieve or sustain profitability.

      Our anticipated expense levels are based in part on our expectations as to future operating activities and are not based on historical financial data. We plan to increase our capital expenditures to fund the design and construction of GTL plants, increase our operating expenses to fund greater levels of research and development and increase our marketing and operational capabilities. These expenses may not subsequently be followed by increased revenues or cash flows.

      The economic application of GTL plants based on the Syntroleum Process depends on favorable crude oil prices and other commodity prices.

      Our belief that the Syntroleum Process can be cost effective at GTL plants with throughput levels from as low as 2,000 to over 100,000 barrels per day is based on our assumption that oil prices in the range of at least $15 to $20 per barrel will prevail. However, the markets for oil and natural gas have historically been very volatile and are likely to continue to be very volatile in the future. Although current crude oil prices are relatively high, during 1998 crude oil prices fell to historically low levels of below $10 per barrel for a period of time and could return to low levels in the future.

      Because the synthetic crude oil, liquid fuels and specialty products that GTL plants based on the Syntroleum Process are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock at these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

    .  the level of consumer product demand,

    .  weather conditions,

    .  domestic and foreign government regulation,

    .  the actions of the Organization of Petroleum Exporting Countries,

    .  political conditions in oil and natural gas producing countries,

    .  the supply of foreign crude oil and natural gas,

    . the location of GTL plants relative to natural gas reserves and pipelines,

    .  the capacities of pipelines,

    .  fluctuations in seasonal demand, and

    . the price and availability of alternative fuels and overall economic conditions.

      We cannot predict the future markets and prices for oil, natural gas, refined products or other materials used in the Syntroleum Process.

      GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

      GTL plants will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world, and in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. The cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built in, or existing pipelines may be expanded into, areas where GTL plants are built, and this may affect the operating margins of these plants as other markets compete for the natural gas feedstocks. The United States and Western Europe have well-developed natural gas markets. In these markets, the relationship between natural gas prices and liquid hydrocarbon prices would likely make investments in GTL plants that produce fuels uneconomic based upon current natural gas and refined product prices, as well as other market, environmental and regulatory conditions. Other areas around the world that have developed local markets for natural gas may also have higher valued uses for natural gas than as feedstocks for GTL plants. In addition, the commercialization of GTL technologies may have an adverse effect on the availability of natural gas at economic prices.

      Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

      Our licensees will control whether any plant site licenses are issued and, as a result, whether any additional license fees are due under our license agreements. Licensees may need to undertake substantial activities and investments before any plant site license is issued and license fees are due. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant's products and obtaining the financing for construction of the plant. The licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of prices for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days' notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

      Our future plans could be harmed if we are unable to attract or retain key personnel.

      Our success substantially depends on the performance of our executive officers, including Kenneth L. Agee (our founder, Chief Executive Officer and Chairman of the Board and inventor with respect to many of our patents and patent applications) and Mark A. Agee (our President and Chief Operating Officer). Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained, and the timing of implementation may be impacted, if we are unable to attract and retain sufficient personnel. At May 31, 2000, we had 79 full-time employees. Except for a $500,000 life insurance policy held by us on the life Kenneth L. Agee, we do not maintain "key person" life insurance policies on any of our employees.

      We depend on strategic relationships with manufacturing and engineering companies, and failure by these companies to provide necessary components or services could negatively impact our business.

      We intend to, and believe our licensees will, utilize third party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process. If any third party manufacturer is unable to acquire raw materials or to provide components of GTL plants based on the Syntroleum Process in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays, or construction plans could be canceled, while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture components of GTL plants based on the Syntroleum Process. We have conducted development activities with third parties relating to our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies.

      We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays, or construction plans could be canceled, while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have no experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

      Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

      We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

    .  timing of any construction by us or our licensees of GTL plants,

    . demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees,

    .  oil and gas prices,

    .  timing and amount of research and development expenditures,

    .  demand for specialty products,

    . introduction or enhancement of GTL technologies by us and our competitors,

    .  market acceptance of new technologies, and

    .  general economic conditions.

      As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

      We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

      We are subject to extensive laws and regulations relating to the protection of the environment. Violators of these laws and regulations may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, and any requisite permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our current real estate inventory as well as previously owned real estate.

      We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations.

      We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations. These risks include changes in domestic and foreign taxation, currency exchange risks, labor disputes and uncertain political and economic environments as well as risk of war, civil disturbances or other events that could limit or disrupt production and markets or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation. International operations and investments may also be adversely affected by laws and policies of the United States affecting foreign trade, investment and taxation, which could affect the conduct or profitability of these operations.

      Sufficient markets for the synthetic products of the Syntroleum Process or products which utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

      Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

    . the cost competitiveness of the synthetic products of the Syntroleum Process,

    .  consumer reluctance to try a new product,

    .  environmental, safety and regulatory requirements, and

    .  the emergence of more competitive products.

      In addition, a new market may fail to develop for products which utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market, and we do not know whether distributors will want to sell them or if end-users will want to use them.

      If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

Risks Relating to this Offering

      The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

      As of May 31, 2000, our directors and officers beneficially owned approximately 43% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

      Our stock price may continue to be volatile and could decline following this offering.

      Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including publicity regarding actual or potential results with respect to development of the Syntroleum Process and design, construction and commercial operation of plants using our process, announcements of technological innovations by others with competing GTL processes, developments concerning intellectual property rights, including claims of infringement, annual and quarterly variances in operating results, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. There is no guarantee that an active public market for our common stock will be sustained.

      Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

      Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

      Future sales of our common stock could adversely affect our stock price.

      Substantial sales of our common stock in the public market following this offering, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 43% of the outstanding shares of our common stock as of May 31, 2000. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

      You will suffer immediate and substantial dilution.

      The public offering price per share of common stock will be substantially higher than the net tangible book value per share immediately after this offering. As a result, investors purchasing stock in this offering will experience an immediate dilution in the net tangible book value of the common stock of $15.48 per share, based on the number of outstanding shares as of May 31, 2000 and an assumed public offering price of $19.00 per share.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes forward-looking statements as well as historical facts. These forward-looking statements include statements relating to the Syntroleum Process and related technologies, gas-to-liquids plants based on the Syntroleum Process, anticipated costs to design, construct and operate these plants, anticipated costs to make products from these plants, the timing of commencement and completion of the design and construction of these plants, obtaining required financing for these plants, the economic construction and operation of gas-to-liquids plants, the value and markets for plant products, testing, certification, characteristics and use of plant products, the continued development of the Syntroleum Process (alone or with partners), anticipated capital expenditures, anticipated revenues, the sale of and costs associated with our real estate inventory and any other statements regarding future growth, cash needs, operations, business plans and financial results. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these kind of statements involve risks and uncertainties. Actual results may not be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the risks that the cost of designing, constructing and operating commercial-scale gas-to-liquids plants will exceed current estimates, commercial-scale gas-to-liquids plants will not achieve the same results as those demonstrated on a laboratory or pilot basis, gas-to-liquids plants may experience technological and mechanical problems, improvements to the Syntroleum Process currently under development may not be successful, plant economics may be adversely impacted by operating conditions, including energy prices, construction risks and risks associated with investments and operations in foreign countries, our ability to implement corporate strategies, competition, intellectual property risks, our ability to obtain financing and other risks described under "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus.

                                USE OF PROCEEDS

      We expect our net proceeds from the sale of the 5,250,000 shares of common stock in this offering will be approximately $93 million ($107 million if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $19.00 per share, after deducting the underwriting discount and estimated offering expenses of $350,000. We intend to use a substantial portion of the net proceeds from this offering to fund a portion of the construction costs of the Sweetwater plant. We currently anticipate that we will make an equity contribution of between approximately $75 million and $95 million for the construction of the Sweetwater plant. We have not yet received definitive cost estimates for the construction of this plant. We plan to obtain additional funds for these construction costs primarily through non-recourse debt financing at the project level, as well as additional equity financing in a joint venture that will own this plant. We have not yet entered into definitive arrangements with other equity investors or financial institutions relating to the debt financing, and we cannot assure you that we will be able to obtain these funds. In the event that we obtain equity financing from third parties in excess of amounts currently anticipated, we plan to reduce our contribution to the Sweetwater project proportionally. If we do not use all of the net proceeds from this offering to fund construction costs of the Sweetwater plant or if the Sweetwater project is abandoned due to failure to obtain necessary funding or for other reasons, we intend to use any remaining net proceeds to fund costs associated with pilot plant facilities, the development and construction of additional GTL plants, research and development activities, the acquisition of complementary technologies, working capital needs and other general corporate purposes. As a result of the foregoing, we cannot specify with certainty the particular uses for our net proceeds from this offering. Accordingly, our management will have broad discretion in the application of the net proceeds.

      Pending use of the net proceeds, we intend to invest the funds in short-term, interest-bearing, investment-grade, marketable securities.

                                DIVIDEND POLICY

      Cash dividends have not been paid since inception. We currently intend to retain any earnings for the future operation and development of our business and do not currently anticipate paying any dividends in the foreseeable future. Any future determination as to dividend policy will be made, subject to Delaware law, in the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition and business prospects and other factors that our board of directors may deem relevant. Although we are not currently a party to any agreement that restricts dividend payments, future dividends may be restricted by our then-existing financing arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the National Market System of the Nasdaq Stock Market under the symbol "SYNM." The table below reflects the high and low bid prices for the common stock for the periods indicated. The information has been adjusted for a two-for-one stock split on February 9, 1998.

                                                              Bid Price
                                                              --------------
                                                              High      Low
                                                              ----      ----
1998:
First Quarter................................................ $35 1/2   $25 1/2
Second Quarter...............................................  32 11/16  16 1/4
Third Quarter................................................  25 1/8     6
Fourth Quarter...............................................  12 3/8     5 1/4
1999:
First Quarter................................................ $11 1/2   $ 5 3/8
Second Quarter...............................................   9 1/8     5 5/8
Third Quarter................................................  10         6 1/2
Fourth Quarter...............................................  10 3/16    5 7/8
2000:
First Quarter................................................ $27       $ 7
Second Quarter (through June 7, 2000)........................  23 13/16  10

      As of June 7, 2000, the last reported bid price of our common stock was $18.563. As of June 6, 2000, we had approximately 1,650 record holders of our common stock (including brokerage firms and other nominees).

                                 CAPITALIZATION

      The following table sets forth at March 31, 2000 our historical capitalization and our as adjusted capitalization after giving effect to the completion of this offering assuming a public offering price of $19.00 per share, and prior to the application of the estimated net proceeds from this offering as set forth in "Use of Proceeds."

      This table should be read along with our consolidated financial statements and related notes included elsewhere in this prospectus supplement. The information in this table assumes no exercise of the underwriters' over-allotment option.

                                                              March 31, 2000
                                                          ----------------------
                                                          Historical As Adjusted
                                                          ---------- -----------
                                                              (In thousands)
Cash and cash equivalents................................  $ 18,667   $112,082
Short term investments...................................     3,441      3,441
                                                           --------   --------
  Total..................................................  $ 22,108   $115,523
                                                           ========   ========
Long-term debt...........................................  $     --   $     --
                                                           --------   --------
Shareholders' equity(1):
  Common stock...........................................       350        403
  Additional paid-in capital.............................    70,647    164,010
  Notes receivable from sale of common stock.............      (599)      (599)
  Treasury stock.........................................       (77)       (77)
  Accumulated deficit....................................   (49,026)   (49,026)
                                                           --------   --------
  Total shareholders' equity.............................    21,295    114,711
                                                           --------   --------
    Total capitalization.................................  $ 21,295   $114,711
                                                           ========   ========

--------
(1) Does not include an aggregate of 2,395,496 shares of common stock issuable pursuant to outstanding stock options granted to directors, officers and other employees at a weighted average exercise price of $7.79 per share (including vested options for 1,502,982 shares). See "Shares Eligible For Future Sale."

                                    DILUTION

      Our net tangible book value as of March 31, 2000 was $21,295,000 or $.78 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. After giving effect to the sale of 5,250,000 shares of our common stock offered hereby at an assumed public offering price of $19.00 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at March 31, 2000 would have been $114,711,000 or $3.52 per share. This represents an immediate increase in net tangible book value to our existing shareholders of $2.74 per share and an immediate dilution of $15.48 per share which is the difference between the assumed public offering price and the net tangible book value per share after the offering, to persons purchasing our common stock at the assumed public offering price. The following table illustrates the per share dilution:

Assumed public offering price per share...........................        $19.00
                                                                          ------
  Net tangible book value per share as of March 31, 2000..........  $ .78
  Increase in net tangible book value per share attributable to sale of common stock in the offering...........................  $2.74
                                                                    -----
As adjusted net tangible book value per share after the offering..        $ 3.52
                                                                          ------
Dilution in net tangible book value per share to the purchasers of
 common stock in the offering.....................................        $15.48
                                                                          ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data presented below is derived from our consolidated financial statements. This information should be read along with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The results of operations of SLH Corporation have been included in our consolidated statement of operations following the August 7, 1998 effective date of the merger of Syntroleum Corporation and SLH Corporation. The selected consolidated financial data provided below is not necessarily indicative of our future results of operations or financial performance.

                           Three Months
                          Ended March 31,            Year Ended December 31,
                          ----------------  ---------------------------------------------
                           2000     1999      1999      1998     1997     1996     1995
                          -------  -------  --------  --------  -------  -------  -------
                            (unaudited)
                                  (in thousands, except for per share data)
Statement of Operations
 Data:
Joint development
 revenue................  $   283  $   603  $  1,986  $  1,779  $ 2,006  $   616  $    45
Real estate sales
 revenue................    3,538       --     1,219     2,416       --       --       --
Other revenue...........       54      163       650       284        1       --       --
                          -------  -------  --------  --------  -------  -------  -------
Total revenues..........    3,875      766     3,855     4,479    2,007      616       45
                          -------  -------  --------  --------  -------  -------  -------
Costs and expenses:
  Cost of real estate
   sold.................    3,078       --       824     2,387       --       --       --
  Real estate operating
   expenses.............      162      156       781       267       --       --       --
  Pilot plant,
   engineering and
   research and
   development..........    3,153    1,652    10,863     5,693    3,554    1,120      671
  Catalyst services.....       --       --        --        --    4,800       --       --
  General and
   administrative.......    3,035    2,154    10,409     9,151    3,618    1,421      580
                          -------  -------  --------  --------  -------  -------  -------
    Total operating
     expenses...........    9,428    3,962    22,877    17,498   11,972    2,541    1,251
                          -------  -------  --------  --------  -------  -------  -------
Operating income
 (loss).................   (5,553)  (3,196)  (19,022)  (13,019)  (9,965)  (1,925)  (1,206)
Investment, interest and
 other income
 (expense)..............      201      393     1,864     1,308      353      (12)      60
                          -------  -------  --------  --------  -------  -------  -------
Net income (loss).......  $(5,352) $(2,803) $(17,158) $(11,711) $(9,612) $(1,937) $(1,146)
                          =======  =======  ========  ========  =======  =======  =======
Net income (loss) per
 share--basic and
 diluted................  $ (0.20) $ (0.10) $  (0.64) $  (0.46) $ (0.40) $ (0.08) $ (0.06)
                          =======  =======  ========  ========  =======  =======  =======

                                  As of            As of December 31,
                                March 31,  -----------------------------------
                                  2000      1999    1998    1997   1996  1995
                               ----------- ------- ------- ------  ----- -----
                               (unaudited)
                                               (in thousands)
Balance Sheet Data:
Working capital...............   $19,447   $22,798 $37,476 $9,846  $ 601 $(410)
Property and equipment, net...     8,767     6,442   3,210  1,245    521   507
Total assets..................    38,585    39,591  50,400 12,091  1,552   873
Deferred revenue..............    11,000    11,000  11,000 11,000     --    --
Stockholders' equity..........    21,295    24,832  35,962 (1,242)   266   203

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      In August 1998, Syntroleum Corporation, an Oklahoma corporation, merged into SLH Corporation, a Kansas corporation. SLH Corporation was the surviving corporation and changed its name to Syntroleum Corporation in connection with the merger. This merger was accounted for as a reverse acquisition, with Syntroleum Corporation, an Oklahoma corporation, being treated as the accounting acquiror. The results of operations of SLH Corporation have been included in our financial results since completion of the merger.

      In June 1999, we completed a reincorporation as a Delaware corporation. In the reincorporation, our predecessor, Syntroleum Corporation, a Kansas corporation, merged into a wholly owned Delaware subsidiary, and each share of our predecessor's common stock was converted into one share of the Delaware corporation's common stock. The Delaware corporation was the surviving corporation in the merger. The reincorporation merger has been accounted for as a combination of entities under common control using the historical cost basis of the combining companies as if it were a pooling-of-interests.

      Because we are incurring costs with respect to developing and commercializing the Syntroleum Process and do not anticipate recognizing any significant revenues from licensing our technology or from production from a specialty plant in the near future, we expect to continue to operate at a loss unless and until sufficient revenues are recognized from licensing activities, GTL plants or real estate sales.

Operating Revenues

      General. During the periods discussed below, our revenues were generated from the following:

    . sales of real estate holdings owned by SLH Corporation prior to the merger of Syntroleum Corporation and SLH Corporation,

    . reimbursement for research and development activities associated with the Syntroleum Process, and

    . other sources, including rent generated by real estate holdings owned by SLH prior to the merger.

      Because our real estate portfolio has been substantially sold, we expect to receive lower levels of revenues from these sources in following periods. In the future, we expect to receive revenue relating to the Syntroleum Process from four principal sources:

    .  licensing,

    .  catalyst sales,

    . sales of products from GTL plants in which we own an equity interest, and

    . revenues from research and development activities carried out with industry partners.

      Until the commencement of commercial operation of GTL plants in which we own an interest, we expect that cash flow relating to the Syntroleum Process will consist primarily of license fee deposits, site license fees and revenues associated with joint development activities. We will not receive any cash flow from GTL plants in which we own an equity interest until the first of these plants is constructed. Our future operating revenues will depend on the successful commercial construction and operation of GTL plants based on the Syntroleum Process, the success of competing GTL technologies and other competing uses for natural gas. Our results of operations and cash flows are expected to be affected by changing crude oil, fuel and specialty product prices. If the price of these products increases (decreases), there could be a corresponding increase (decrease) in operating revenues.

      License Revenues. The revenue earned from licensing the Syntroleum Process is expected to be generated through four types of contracts: master license agreements, volume license agreements, regional license agreements and site license agreements. Master, volume and regional license agreements provide the licensee with the right to enter into site license agreements for individual GTL plants. A master license agreement grants broad geographic and volume rights, while volume license agreements limit the total production capacity of all GTL plants constructed under the agreement to specified amounts, and regional license agreements limit the geographical rights of the licensee. Master, volume and regional license agreements require an up-front cash deposit that may offset or partially offset license fees for future plants payable under site licenses. We have acquired technology, commitment of funds for joint development activities, services or other consideration in lieu of the initial cash deposit in cases where we believed the technologies or commitments had a greater value.

      Our site license agreements require fees to be paid in increments when milestones during the plant design and construction process are achieved. The amount of the license fee under our existing master and volume license agreements is determined pursuant to a formula based on the present value of the product of: (1) the yearly maximum design capacity of the plant, (2) an assumed life of the plant and (3) our per barrel rate, which currently is approximately $.50 per barrel of daily capacity, regardless of plant capacity. Our licensee fees may change from time to time based on the size of the plant, improvements that reduce plant capital cost and competitive market conditions. Our existing master and volume license agreements allow for the adjustment of fees for new site licenses under certain circumstances. Our accounting policy is to defer all up-front deposits under master, volume and regional license agreements and license fees under site license agreements and recognize 50% of the deposits and fees as revenue in the period in which the engineering process design package for a plant licensed under the agreement is delivered and recognize the other 50% of the deposits and fees when the plant has passed the performance tests. The amount of license revenue we earn will be dependent on the construction of plants by licensees, as well as the number of licenses we sell in the future.

      Catalyst Revenues. We expect to earn revenue from the sale of our proprietary catalysts to our licensees. Our license agreements require our catalyst to be used in the initial fill for the licensee to receive our process guarantee. After the initial fill, the licensee may use other catalyst vendors if appropriate catalysts are available. The price for catalysts purchased from us pursuant to license agreements is equal to our cost plus a specified margin. We will receive revenue from catalyst sales if and when our licensees purchase catalysts. We expect that catalysts will need to be replaced every three to five years.

      GTL Plant Revenues. We intend to develop several GTL plants and to retain significant equity interests in these plants. These plants will enable us to gain experience with the commercial operation of the Syntroleum Process and, if successful, are expected to provide ongoing revenues. The anticipated products of these plants (i.e., fuels, synthetic lube base oils, process oils, waxes, synthetic drilling fluid and liquid normal paraffins) have historically been sold at premium prices and are expected to result in relatively high margins for these plants. We anticipate forming several joint ventures with energy industry and financial partners in order to finance and operate these plants. We anticipate that our GTL plants will include partners who have low-cost gas reserves in strategic locations and/or have distribution networks in place for the specialty products to be made in each plant.

      Joint Development Revenues. We continually conduct research and development activities in order to reduce the capital and operating costs of GTL plants based on the Syntroleum Process. We conduct our research and development activities primarily through two initiatives: (1) independent development utilizing our own resources and (2) formal joint development arrangements with our licensee partners and others. Through these joint development agreements, we may receive revenue as reimbursement for specified portions of our research and development expenses. Under some of these agreements, the joint development partner may receive credits against future license fees for monies expended on joint research and development.

      Real Estate Sales Revenues. As of March 31, 2000, our real estate inventory consisted of undeveloped land in Houston, Texas (300 acres of undeveloped land and 100 lots comprising the "Houston Project") and in

Corinth, Texas (nine acres). This real estate inventory was owned by SLH Corporation prior to the merger of Syntroleum Corporation and SLH Corporation and reflects the remaining assets of a real estate development business that was conducted by SLH's former parent corporation. Our total real estate inventory had an aggregate carrying value at March 31, 2000 of approximately $3.2 million. All of our real estate inventory is held for sale except the Houston Project, which is being developed for commercial and residential use and ultimate sale. The timing of real estate sales will create variances in period-to-period earnings recognition. We do not intend to acquire additional real estate holdings for development and/or sale outside our core business interests, and real estate sales revenues should decrease as the current real estate inventory is liquidated.

      In February 2000, we closed the sale of the Reno parking garage to Fitzgeralds Reno, Inc. The sale price was $3 million, payable $750,000 in cash at closing and the balance payable in the form of Fitzgeralds' promissory note in the principal amount of $2,250,000. The note bears interest at the rate of 10% and is payable in monthly installments of principal and interest based on a 20-year amortization, with the entire unpaid balance due in 10 years. The note is secured by the ground lease on which the garage is located as well as the parking garage itself.

Operating Expenses

      Our operating expenses historically have consisted primarily of pilot plant, engineering and research and development expenses and general and administrative expenses, which include costs associated with general corporate overhead, compensation expense, legal and accounting expense and expenses associated with other related administrative functions. Our policy is to expense pilot plant, engineering and research and development costs as incurred. All of these research and development expenses are associated with our development of the Syntroleum Process. We have also recognized depreciation and amortization expense primarily related to office and computer equipment. Following the merger of Syntroleum Corporation and SLH Corporation in 1998, our operating expenses have also included costs of real estate sold and real estate operating expense. Our general and administrative expenses have increased substantially, and we have expanded our research and development, engineering and commercial staffing levels. These expenses are expected to continue to increase. We also expect to continue to incur pilot plant, engineering and research and development expenses as we continue to develop and improve our GTL technology.

      We expect to incur significant expenses in connection with the start-up of our GTL plants. For example, we expect that our expenses will increase at the time of commencement of construction of GTL plants in which we own an interest. Upon the commencement of commercial operation of GTL plants in which we own an equity interest, we will incur cost of sales expenses relating primarily to the cost of natural gas feedstocks for our specialty plants and operating expenses relating to these plants, including labor, supplies and maintenance. Due to the substantial capital expenditures associated with the construction of GTL plants, we expect to incur significant depreciation and amortization expense in the future. Our policy is to capitalize costs associated with the development of GTL plants once a plant life is established and an engineering agreement is signed.

Results of Operations

Overview

      During the first three months of 2000, we continued our efforts to commercialize our GTL technology on several fronts. We continued our joint participation with ARCO in a 70 barrel per day demonstration GTL plant located at ARCO's Cherry Point refinery in the State of Washington. The plant began operating in July 1999. Pilot tests, which have been successful, are expected to conclude on June 30, 2000, at which time the Cherry Point facility will be shut down. Plant operations have successfully demonstrated a number of key aspects of our proprietary autothermal reformer and moving bed reactor designs and related catalyst performance. We have gathered data and experience from plant operations which will be useful in our efforts to apply these reactor designs on a commercial basis both for fuels and specialty product plants.

      We continued our activities to confirm catalyst performance and reactor designs for our proposed Sweetwater project. These activities included the construction and operation of new pilot scale Fischer-Tropsch reactors at our pilot plant in Tulsa, Oklahoma. Operation of these reactors will allow us to complete a battery of confirmation tests and begin detailed engineering of our proposed Sweetwater plant during the year 2000.

      We also continued our efforts to advance numerous other aspects of the Sweetwater project. In February 2000, we selected a site for the plant approximately 4 kilometers from the North West Shelf liquid natural gas facility on the Burrup Peninsula of Western Australia. In November 1999, we signed a project development agreement with Tessag Industrie-Anlagen GmbH (formerly Klockner Industrie-Anlagen GmbH), a wholly-owned subsidiary of RWE AG, to provide us with a fixed price for the design and construction of the Sweetwater plant. We entered into a letter of intent with the Commonwealth of Australia in February 2000 to license the Syntroleum Process as part of a program designed to unlock the value of Australia's energy reserves and improve the quality of the environment. Under this letter of intent, the Commonwealth would make an AUD$30 million (approximately U.S.$19 million) deposit, of which AUD$20 million (approximately U.S.$12.4 million) may be credited against future license fees. The letter of intent also provides that the Commonwealth would make an unsecured, interest-free loan in the amount of AUD$40 million (approximately U.S.$25 million) with a 25-year maturity to support the further development and commercialization of GTL technologies in Australia, and that we would conduct a feasibility study on constructing a large-scale GTL fuels plant in Australia. The transactions contemplated by our letter of intent with the Commonwealth are subject to the execution of definitive license and loan agreements.

      Subsequent to the end of the first quarter of 2000, we entered into a non-exclusive volume license agreement with Ivanhoe Energy Inc. granting Ivanhoe rights to use the Syntroleum Process to convert natural gas into synthetic oil and transportation fuels.

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

      Joint Development Revenue. Revenues from our joint research and development and pilot plant operations were $283,000 in the first three months of 2000, down $320,000 from the first three months of 1999 when they were $603,000. The decrease was primarily due to the completion during 1999 of the funding received under our joint development agreement with ARCO relating to the construction of the pilot plant at ARCO's Cherry Point refinery in Washington. We continue to receive funding for the operating of this pilot plant. Pilot tests at the Cherry Point facility are scheduled to be completed by June 30, 2000.

      Real Estate Sales Revenue. Revenues from the sale of real estate were $3,538,000 in the first three months of 2000, compared to zero in the first three months of 1999. The increase was due to the sale of our Reno parking garage to Fitzgeralds Reno, Inc. during February of this year and the sale of 25 lots from our Houston Project. There were no real estate sales during the first quarter of 1999. Real estate sales revenues should decrease as the remaining real estate inventory is sold.

      Other Revenue. Other revenues were $54,000 in the first three months of 2000, down $109,000 from the first three months of 1999 when they were $163,000. The decrease resulted primarily from the lower parking and retail rentals from our parking garage in Reno, Nevada, which we sold in February of this year.

      Cost of Real Estate Sold and Real Estate Operating Expense. The cost of real estate sold was $3,078,000 in the first three months of 2000, compared to zero in the first three months of 1999. The increase resulted from the sale of our Reno parking garage to Fitzgeralds Reno, Inc. during February of this year and the sale of 25 lots from our Houston Project. We had no real estate sales in the first quarter of 1999. Real estate expenses were $162,000 during the first quarter of 2000, up $6,000 from $156,000 in the first quarter of 1999.

This increase was due to intensified efforts to sell the remaining real estate assets acquired in the merger with SLH during 1998.

      Pilot Plant, Engineering and R&D. Expenses from pilot plant, engineering and research and development activities were $3,153,000 in the first three months of 2000, up $1,501,000 from the first three months of 1999 when these expenses were $1,652,000. The increase occurred primarily as a result of the continued expansion of our Tulsa, Oklahoma pilot plant facility, higher research and development spending and higher outside engineering expense associated with the design and engineering of the Sweetwater plant.

      General and Administrative Expense. General and administrative expenses were $3,035,000 in the first three months of 2000, up $881,000 from the first three months of 1999 when these expenses were $2,154,000. The increase is attributable primarily to higher wages and salaries resulting from our higher staffing levels, higher rent expense and higher expense for outside consultants.

      Investment, Interest and Other Income (Expense). Investment, interest and other income decreased to $201,000 in the first three months of 2000, down $192,000 from the first three months of 1999 when this income was $393,000. The decrease was primarily attributable to increased minority interest expense from the Houston Project and lower cash balances invested during the first quarter of 2000 compared to the 1999 period.

      Provision for Income Taxes. We incurred a loss in both the first three months of 2000 and the first three months of 1999 and did not recognize an income tax benefit for such loss.

      Net Income. In the first three months of 2000, we experienced a loss of $5,352,000. The loss was $2,549,000 higher than in the first three months of 1999 when we experienced a loss of $2,803,000. The increase in the loss is a result of the factors described above.

1999 Compared to 1998

      Joint Development Revenue. Revenues from our joint research and development and pilot plant operations were $1,986,000 in 1999, up $207,000 from 1998 when they were $1,779,000. The increase was primarily due to the funding received under the joint development agreement with ARCO relating to our pilot plant at their Cherry Point refinery in Washington. This increase was partially offset by decreased revenues under our joint development agreement with Texaco as a result of the completion in 1998 of construction of the hybrid, multiphase (HMX) reactor at our pilot plant.

      Real Estate Sales Revenue. Revenues from the sale of real estate were $1,219,000 in 1999, down $1,197,000 from $2,416,000 in 1998. This decrease was the result of the sale of 38 lots in the Houston Project and the sale of the remaining land in Kansas City, Missouri during 1999 compared to the sale of the final three condominium units at our Quail Run development in Santa Fe, New Mexico, the sale of undeveloped land in Kansas City, Missouri and the sale of a boat slip in Florida during 1998. These revenues should continue to decrease as the remaining real estate inventory is sold.

      Other Revenue. Other revenues were $650,000 in 1999, up $366,000 from 1998 when they were $284,000. The increase resulted primarily from parking and retail rentals at our parking garage in Reno, Nevada. We sold this parking garage during the first quarter of 2000 and we will no longer receive revenues from parking and retail rentals at this garage.

      Cost of Real Estate Sold and Real Estate Operating Expense. The cost of real estate sold was $824,000 in 1999, down $1,563,000 from $2,387,000 in 1998.
The decrease resulted from the sale of 38 lots in the Houston Project and the sale of the remaining land in Kansas City, Missouri. Our 1998 cost of sales included the sale of our remaining condominium units in New Mexico, the undeveloped land in Kansas City and the boat slip in Florida during 1998. Real estate operating expenses were $781,000 during 1999, up $514,000 from 1998 when they were $267,000. This increase was primarily attributed to inclusion of a full year of expenses in 1999 as the merger with SLH occurred in August of 1998.

      Pilot Plant, Engineering and R&D. Expenses from pilot plant, engineering and research and development activities were $10,863,000 in 1999, up $5,170,000 from 1998 when these expenses were $5,693,000. The increase occurred primarily as a result of the expansion of our Tulsa, Oklahoma pilot plant facility, the purchase of equipment for our recently acquired technology center in Tulsa, Oklahoma, higher research and development spending and higher outside engineering expense associated with our joint efforts with ARCO to design and construct the pilot plant at ARCO's Cherry Point refinery and our efforts to accelerate the preliminary design and operating parameters of the Sweetwater plant.

      General and Administrative Expense. General and administrative expenses were $10,409,000 in 1999, up $1,258,000 from 1998 when these expenses were $9,151,000. The increase is attributable primarily to higher wages and salaries resulting from our increased staffing levels, increased rent expense and increased expense for outside consultants.

      Investment, Interest and Other Income (Expense). Investment, interest and other income increased to $1,864,000 in 1999, up $556,000 from 1998 when this income was $1,308,000. The increase was primarily attributable to interest income from higher cash balances following the merger of Syntroleum Corporation and SLH Corporation.

      Provision for Income Taxes. We incurred a loss in both 1999 and 1998 and did not recognize an income tax benefit for such loss.

      Net Income. In 1999, we experienced a loss of $17,158,000. The loss was $5,447,000 higher than in 1998 when we experienced a loss of $11,711,000. The increase in the loss is a result of the factors described above.

1998 Compared to 1997

      Joint Development Revenue. Revenues from our joint research and development and pilot plant operations were $1,779,000 in 1998, down $227,000 from 1997 when they were $2,006,000. The decrease was primarily due to the completion in 1998 of construction of the hybrid, multiphase (HMX) reactor at our pilot plant that was funded by Texaco under our joint development agreement.

      Real Estate Sales Revenue. Revenues from the sale of real estate were $2,416,000 in 1998, up from zero in 1997 when we had no real estate operations. This increase was the result of the sale of the final three condominium units at SLH's Quail Run development in Santa Fe, New Mexico, the sale of undeveloped land in Kansas City, Missouri and the sale of a boat slip in Florida.

      Other Revenue. Other revenues were $284,000 in 1998, up $283,000 from 1997 when they were $1,000. The increase resulted primarily from parking and retail rentals at our parking garage in Reno, Nevada.

      Cost of Real Estate Sold and Real Estate Operating Expense. The cost of real estate sold was $2,387,000 in 1998, up from zero in 1997 when we had no real estate operations. The increase resulted from the sale of the condominium units in New Mexico, the undeveloped land in Kansas City and the boat slip in Florida. Real estate operating expenses were $267,000 in 1998 compared to zero in 1997 when we had no real estate operations.

      Pilot Plant, Engineering and R&D. Expenses from pilot plant, engineering and research and development activities were $5,693,000 in 1998, up $2,139,000 from 1997 when these expenses were $3,554,000. The increase occurred as a result of our higher research and development spending and higher outside engineering expense, partially offset by lower operating costs associated with our development of the HMX reactor.

      General and Administrative and Catalyst Services Expense. General and administrative expenses were $9,151,000 in 1998, up $5,533,000 from 1997 when these expenses were $3,618,000. The increase is attributable primarily to higher wages and salaries resulting from our increased staffing levels, increased rent expense and increased expense for outside consultants. During 1997 Syntroleum incurred a $4,800,000 catalyst services expense in connection with a transaction whereby (1) Criterion exercised a portion of an option and purchased 167,000 shares (on a pre-merger basis) of Syntroleum's common stock for $2,004,000, (2) Syntroleum and Criterion modified an agreement regarding future purchases of catalyst by Syntroleum and (3) Syntroleum and Criterion entered into an agreement pursuant to which Syntroleum issued 400,000 shares (on a pre-merger basis) of Syntroleum's common stock (valued at $12.00 per share) to Criterion in consideration for all prior services rendered to and catalyst received by Syntroleum from Criterion and other consideration. Accordingly, this $4,800,000 was expensed.

      Investment, Interest and Other Income (Expense). Investment, interest and other income increased to $1,308,000 in 1998, up $955,000 from 1997 when this income was $353,000. The increase was primarily attributable to interest income from higher cash balances following the merger of Syntroleum Corporation with SLH Corporation.

      Provision for Income Taxes. We incurred a loss in both 1998 and 1997 and did not recognize an income tax benefit for such loss.

      Net Income. In 1998, we experienced a loss of $11,711,000. The loss was $2,099,000 higher than 1997 when we experienced a loss of $9,612,000. The increase in the loss is as a result of the factors described above.

Liquidity and Capital Resources

General

      As of March 31, 2000, we had $22,108,000 in cash and short-term investments and $3,177,000 in current liabilities. We do not currently have any material outstanding debt or lines of credit. Prior to the merger of Syntroleum Corporation and SLH Corporation in 1998, the primary sources of liquidity for Syntroleum Corporation were equity capital contributions and prepaid license fees and its principal liquidity needs were to fund expenditures relating to research and development and pilot plant activities and to fund working capital. As of March 31, 2000, we had $173,000 in accounts receivable outstanding with our joint development partners relating to joint development activities. We currently have short-term investments approximating $3,000,000 which secure 49.9% of a letter of credit for the Powder Basin Partnership in which we are a 49.9% investor.

      Cash flows used in operations were $3,027,000 in the first three months of 2000 compared to $4,522,000 during the first three months of 1999. The decrease in cash flows used in operations during the first three months of 2000 compared to the first three months of 1999 was primarily the result of the completion of construction of the Cherry Point pilot plant in Cherry Point, Washington during 1999 which was constructed under a joint development agreement between ourselves and ARCO. Cash flows used in operations also decreased because of the completion of site development for the beginning phases of the Houston Project, the sale of the Reno garage and the sale of 25 lots in the Houston Project. Cash flows (used in) provided by operations were ($16,599,000), ($12,132,000) and $6,736,000 in 1999, 1998 and 1997,
respectively. The decrease in cash flows provided by operations in 1999 as compared to 1998 was primarily the result of the absence during 1999 of prepaid license and option fees, which we recognize as deferred revenue, the sale of 38 lots in Houston, Texas, offset by additional spending on the Houston development, higher salaries and wages related to higher staffing levels and increased spending on research and development and engineering activities. Additionally, during 1998, we sold the final three condominium units in Santa Fe, New Mexico, which were acquired from SLH as a result of our merger.

      Cash flows used in investment activities were $2,437,000 in the first three months of 2000 compared to $270,000 in the first three months of 1999. The increase in cash flows used in investing activities in the first three months of 2000 compared to the first three months of 1999 resulted primarily from the increased capitalized development costs for the Sweetwater project to be located in Western Australia. Cash flows (used

in) provided by investment activities were ($4,094,000), $35,242,000 and ($1,114,000) in 1999, 1998 and 1997, respectively. The decrease in cash flows provided by investment activities in 1999 as compared to 1998 resulted from the maturity of investments held that were acquired in the merger of Syntroleum Corporation and SLH Corporation and by higher spending on property and equipment.

      Cash flows provided by financing activities were $3,815,000 in the first three months of 2000 compared to $5,997,000 in the first three months of 1999. The decrease was primarily due to the receipt during 1999 of approximately $6,000,000 in satisfaction of a judgment in our favor which was a contingency of the merger with SLH. This was offset by a $2,000,000 payment by Methanex used to fund costs associated with the Sweetwater project and the exercise of employee stock options during the first quarter of 2000. Cash flows provided by financing activities were $6,028,000, $1,713,000 and $3,654,000 in 1999, 1998 and 1997, respectively. The increase in cash flows provided by financing activities in 1999 as compared to 1998 is primarily related to the settlement of a merger contingency in early 1999 for $6 million. Cash flows in 1998 primarily reflected the investment by Enron in our Sweetwater project and cash received in the merger of Syntroleum Corporation and SLH Corporation.

      The construction of our GTL plants will require significant capital expenditures. Our operating activities and other efforts to commercialize the Syntroleum Process will also involve significant expenditures, and we will need additional funds to satisfy our working capital needs in the near term. We intend to obtain additional funding through joint ventures, partnerships, license agreements and other strategic alliances, as well as various other financing arrangements. We may also seek debt or equity financing in the capital markets. In the event such capital resources are not available to us, our GTL plant development and other activities may be curtailed. Additionally, we estimate that construction and disposal costs to complete real estate projects in development will be approximately $1.5 million.

      We have sought and intend to continue to temporarily invest our assets, pending their use, so as to avoid becoming subject to the registration requirements of the Investment Company Act of 1940. These investments are likely to result in lower yields on the funds invested than might be available in the securities market generally. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation that would materially adversely affect us.

      If five or fewer individuals own, directly or under constructive ownership rules, more than 50% in value of our outstanding stock at any time during the last half of a taxable year and at least 60% of our adjusted ordinary gross income consists of personal holding company income, we would be subject to not only the regular federal income tax, but would also be subject to an additional tax of 39.6% of our undistributed personal holding company income. Based on current levels of stock ownership, we believe that slightly less than 50% in value of our common stock is owned by five or fewer individuals. We also believe that payments we receive under our license agreements do not constitute items of personal holding company income, although the Internal Revenue Service may contest that position.

Initial Specialty Product GTL Plant

      We are developing a 10,000 barrel per day specialty product plant called the "Sweetwater plant." The capital costs of this plant are currently expected to be funded primarily by non-recourse senior and subordinated debt at the project level, as well as equity financing, including a portion of the proceeds of this offering and the funding contemplated by the letters of intent described below. We are currently exploring sources of debt and additional equity capital to fund final design and construction. However, we can give no assurance that the funding discussed below, any additional equity funding or debt financing for this project will be obtained.

      We plan to construct the Sweetwater plant through a joint venture, and our ownership percentage in this joint venture will depend on the terms of subsequent financings. A project development company we have engaged in connection with the Sweetwater plant is expected to own a 4% equity interest in the Sweetwater project.

      In June 2000, we entered into a non-binding letter of intent with a subsidiary of Enron with respect to its contemplated contribution of $21 million in exchange for a 13% equity investment in the Sweetwater project. Under the letter of intent, Enron would receive a $1 million credit toward its investment in the Sweetwater project as a result of its prior contribution toward the development of the project, resulting in net equity funding to be received from Enron of $20 million. As a result of this investment, Enron would have the right to receive cash flow distributions in excess of 13% if the plant does not meet specified performance targets.

      Upon Enron's funding of its net capital contribution, it would become entitled to convert its interest in the Sweetwater project into a maximum of 1,640,625 shares of our common stock during a period beginning one year after the date on which the project completes successful performance testing and ending on the tenth anniversary of execution of definitive agreements relating to the transaction contemplated in the letter of intent. In addition, upon Enron's funding of its net capital contribution, it would receive a warrant to acquire no more than 1,640,625 additional shares of our common stock at an exercise price equal to 120% of the offering price set forth on the cover page of this prospectus supplement. Under specified circumstances and beginning no earlier than the fourth year after the Sweetwater project has passed its performance tests, Enron would have the right to require us to purchase their equity interest in the Sweetwater project for a contractually specified amount. We would have a similar option to purchase Enron's equity interest in the Sweetwater project at a contractually specified amount beginning no earlier than the ninth year after the Sweetwater project has passed its performance test.

      Consummation of the transaction contemplated by the letter of intent requires the satisfaction of a number of substantial conditions, some of which are not within our control, including Enron management approvals, satisfactory completion of certain due diligence by Enron, funding of commitments with respect to other debt and equity financing and the negotiation and execution of definitive agreements. As a result, the transactions contemplated by the letter of intent may not be realized or may only be realized under terms and conditions that differ materially from those contemplated by the letter of intent.

      The State of Western Australia has recently announced its intention to assist our Sweetwater project and other potential projects in the area with a AUD$30 million (approximately US$19 million) common use infrastructure package, including a desalinization plant to which our project will supply steam and from which our project will receive cooling water.

      In January 2000, we received $2 million dollars from Methanex Corporation towards the cost of engineering work being performed by Tessag pursuant to a letter of intent that provided for the contribution by Methanex of an additional $43 million in exchange for an equity interest in the plant, subject to the execution of definitive agreements and the satisfaction of certain conditions. In May 2000, Methanex informed us that it was terminating its participation in the Sweetwater project.

      In addition to the $2 million contributed by Methanex and the $1 million contributed by Enron, we had contributed $2 million toward the Sweetwater plant's development, through March 31, 2000.

      For more detailed discussion of the Sweetwater project, see "Business-- Implementation of Syntroleum's Business Strategy."

      In February 2000, we entered into a letter of intent with the Commonwealth of Australia to license the Syntroleum Process to the Commonwealth as part of a program for unlocking the value of Australia's energy reserves and improving the quality of the environment. Under the letter of intent, the Commonwealth would make a AUD$30 million (approximately U.S.$19 million) license fee deposit, of which AUD$20 million (approximately U.S.$12 million) may be credited against future license fees. The letter of intent also provides that the Commonwealth would make a 25-year, $40 million (approximately U.S.$25 million) interest-free loan to support the further development and commercialization of GTL technologies in Australia. The transactions contemplated by the letter of intent with the Commonwealth are subject to negotiation and execution of definitive license and loan agreements.

Currency Risk

      We expect to conduct a portion of our business in currencies other than the United States dollar. We may attempt to minimize our currency exchange risk by seeking international contracts payable in local currency in amounts equal to our estimated operating costs payable in local currency and in United States dollars for the balance of the contract. For example, our proposed funding plan with the Commonwealth of Australia will be in Australian dollars. In addition, we expect to seek contractual purchase price adjustments based on an exchange rate formula related to United States dollars. In the future, we may also have significant investments in countries other than the United States. The functional currency of these foreign operations may be the local currency, and accordingly, financial statement assets and liabilities may be translated at prevailing exchange rates.

New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Companies must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. However, companies may elect to adopt SFAS No. 133 prior to that date. SFAS No. 133 cannot be applied retroactively and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. We are currently in the process of determining timing and the effect of adopting SFAS No. 133.

                                    BUSINESS

Overview

      We are a leading developer, owner and licensor of a proprietary catalytic process for converting natural gas to synthetic liquid hydrocarbons, generally known as gas-to-liquids, or GTL, technology. We sell licenses to use our GTL technology, the Syntroleum Process, for the production of fuels, and we plan to develop and own GTL plants based on the Syntroleum Process that produce refined specialty products and fuels. We also believe that the costs to produce many products from natural gas using the Syntroleum Process, including diesel fuel, gasoline and lubricants, can be competitive with the costs to produce comparable quality products from crude oil using conventional refining processes. The key advantages of our technology over traditional GTL technologies are the use of air in the conversion process (in contrast to the requirement for pure oxygen in alternative technologies) and the use of our proprietary catalysts, which enhance the conversion efficiency of the catalytic reaction. These advantages reduce the capital and operating costs of GTL plants based on the Syntroleum Process, while also permitting smaller unit sizes, including mobile plants that could be placed on skids, barges and ocean-going vessels. Based on our demonstrated research, we believe that the Syntroleum Process can be economically applied in GTL plants with throughput levels from as low as 2,000 to over 100,000 barrels per day. As a result of the advantages of our technology and the large worldwide resource base of stranded natural gas, we believe that a significant market opportunity exists for the use of the Syntroleum Process by our company and our licensees to develop cost-effective GTL plants.

      The Syntroleum Process produces synthetic liquid hydrocarbons, also known as synthetic crude oil, which can be further processed into higher margin products through conventional refining processes. These products include:

    . Premium, ultra-clean liquid fuels, such as diesel, kerosene, gasoline, naphtha and fuel for fuel cells, and

    . Specialty products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids and chemical feedstocks.

      We have successfully demonstrated many elements and variations of the Syntroleum Process in pilot plant operations and laboratory tests, including our joint participation in a 70 barrel per day GTL demonstration plant with one of our licensees, ARCO. While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we are currently developing a 10,000 barrel per day specialty product GTL plant based on the Syntroleum Process known as the Sweetwater plant to be constructed in Western Australia. We are also evaluating the potential development of additional GTL plants, including facilities that will produce synthetic liquid fuels.

Business Strategy

      Our objectives are to rapidly establish the Syntroleum Process as an industry standard and maximize our market share relative to alternative GTL technologies. Our business strategy to achieve these objectives involves the following key elements:

      Broadly License the Syntroleum Process. We intend to continue offering licenses to use the Syntroleum Process for the production of synthetic crude oil and liquid fuels. To date, we have entered into license agreements with the following companies or their affiliates: ARCO, Enron Corp., Ivanhoe Energy Inc., Kerr-McGee Corporation, Marathon Oil Company, Repsol-YPF, S.A. and Texaco Inc. We have also recently entered into a letter of intent with the Commonwealth of Australia to license the Syntroleum process, which is subject to the execution of a definitive license agreement. We believe that widespread licensing, combined with research and development activities to further improve the Syntroleum Process, will provide an advantage over competing technologies, strengthen our relationships with our existing licensees and attract new licensees.

      Develop and Own GTL Plants. We intend to own significant equity interests in joint ventures with our licensees and other energy industry and financial partners to develop and own GTL plants for the production of specialty products and fuels. For example, we are currently developing the 10,000 barrel per day Sweetwater plant to be constructed in Western Australia, in which we will own a significant equity interest. We retain the exclusive right to manufacture specialty products under our license agreements. We believe that our proprietary reactor designs and catalysts, combined with our improvements to existing refining methods, will enable us to produce relatively high margin, high quality specialty products on a more economic basis than conventional refining techniques.

      Further Expand and Develop Product Markets. We intend to continue to develop new markets for Syntroleum fuel and specialty products in order to promote the construction of plants by our licensees and to establish markets for the products of GTL plants developed and owned by us. We believe that our technology can cost-effectively provide environmentally superior ultra-clean fuels for use in diesel, gasoline and jet engines. We are in the process of applying for certification that Syntroleum diesel fuels qualify as alternative fuels under the Energy Policy Act. We also believe that the availability of our fuels will enhance the successful development of fuel cells and other clean combustion technologies.

      Further Reduce Costs through Networked Research and Development Activities. We intend to continue research and development activities with a focus on improving the efficiency of the Syntroleum Process and further reducing the capital and operating costs of GTL plants based on the Syntroleum Process. We conduct research and development activities using our own resources and through our network of joint development arrangements with licensees and other industry partners. We believe that this network will provide us and our licensees with an important competitive advantage and enhance our ability to attract additional licensees and joint development partners. We generally obtain title or exclusive rights to inventions or improvements that result from our joint development activities with others. We regularly review technological advances of others in related fields and actively seek to acquire rights to technologies that may enhance the Syntroleum Process.

      To date, we have joint development, testing, marketing or strategic relationships with the following companies:

    .  AMEC Process and Energy Ltd.       .  GE Power Systems
    .  ARCO                               .  The Lubrizol Corporation
    .  Argonne National Laboratories      .  Lyondell Petrochemical Company
    .  Bateman Engineering Inc.           .  Marathon
    .  Catalytica Combustion Systems, Inc..  Northwest Power Systems
    .  Criterion Catalyst Company L.P.    .  Tessag Industrie-Anlagen GmbH
    .  DaimlerChrysler AG                 .  Texaco
    .  Epyx Corporation                   .  Volkswagen of America
    .  General Motors Corporation

      Complete Disposal of Our Real Estate Inventory. We intend to complete the disposition of our real estate inventory in a manner that maximizes the sale value. Our real estate inventory was owned by SLH Corporation prior to the merger of Syntroleum Corporation and SLH Corporation and reflects the remaining inventory of a real estate development business that was conducted by SLH's former parent corporation. We have used the proceeds from the sale of our real estate inventory to fund our operations.

The Syntroleum Advantage

      We expect that products of the Syntroleum Process will become a competitive supply source for the anticipated demand for ultra-clean synthetic fuels and specialty products, based on our belief that these products can be:

    . produced at costs that can be competitive with costs to produce many comparable quality products from crude oil using conventional refining processes, including diesel fuel, gasoline and lubricants, assuming crude oil prices of at least $15 per barrel and natural gas prices lower than

       $1 per million British thermal units (price levels that are available for the purchase of stranded natural gas in many markets),

    . produced substantially free of contaminants normally found in fuels and specialty products made from crude oil,

    . used as blending stock to upgrade conventional fuels and specialty products made from crude oil,

    . used unblended in traditional combustion engines to significantly reduce emissions,

    . used in advanced combustion and fuel-cell engines that require sulfur and aromatic-free fuels, and

    . transported using the existing infrastructure for crude oil and refined products.

      The total cost to produce a barrel of fuel includes the amortized plant or refinery capital costs, the operating costs and feedstock costs (cost of natural gas in the case of the Syntroleum Process and cost of crude oil in the case of conventional refineries). Based on our current technology, we expect the combined capital and operating costs per installed barrel of capacity to be higher for a GTL plant based on the Syntroleum Process when compared to a conventional refinery. However, we believe lower prices for natural gas relative to crude oil can result in a total cost per equivalent barrel of product for a GTL plant based on the Syntroleum Process that is substantially less than the equivalent total cost for conventional refineries. Specifically, we believe the price of stranded natural gas can be generally in the range of $.25 to $1.25 per thousand cubic feet ($2.50 to $12.50 per equivalent barrel of synthetic crude) in many markets, as compared to crude oil prices that are generally in the range of $18.00 to $22.00 per equivalent barrel.

      In addition, we believe conventional refineries will face additional capital and operating costs to meet the expected EPA requirement to reduce the sulfur content level of diesel fuel to between 15 and 50 parts per million by 2006. According to American Petroleum Institute estimates, a requirement to reduce this sulfur content to 15 parts per million would add approximately $4.20 per barrel of additional costs for conventional refining. In contrast, the Syntroleum Process produces diesel fuel that already meets the expected low sulfur requirement, providing an incremental relative cost advantage compared to conventional refineries.

      We anticipate that the Syntroleum Process will be an attractive solution for companies with natural gas reserves that are not economic to produce using traditional technology based on our belief that the Syntroleum Process can be:

      Low Cost. Historically, the most significant obstacle to widespread commercial use of GTL technology has been capital cost. Because the Syntroleum Process is less complex than traditional GTL technologies, we believe that GTL plants based on the Syntroleum Process will have lower capital and operating costs than comparable-sized GTL plants based on traditional technology.

      Small Formats. Given the large number of fields with small reserve accumulations containing unmarketable natural gas, GTL plants that are economic only at high levels of throughput have limited application.

      We believe that GTL plants based on the Syntroleum Process can be cost-effective at throughput levels as low as 2,000 barrels per day. Consequently, the Syntroleum Process could potentially be used at over 59% of the total gas fields, representing over 95% of the total reserves held in identified natural gas fields worldwide.

      Adaptable. We also believe that GTL plants based on the Syntroleum Process can be adapted to use lower quality feedstock and can be located in isolated and remote locations. While many impurities must be removed from natural gas feedstock prior to processing using traditional GTL technology, some impurities like nitrogen and carbon dioxide will not need to be completely removed from natural gas feedstock for GTL plants based on the Syntroleum Process. Due to their relatively small size and the use of air instead of pure oxygen, we believe GTL plants based on the Syntroleum Process can be placed on skids, barges and ocean-going vessels. We believe this reduces capital costs for land-based plants by allowing for offsite fabrication and use of GTL plants at a variety of locations, including isolated and offshore areas where we believe a majority of natural gas fields are located. Moreover, because the Syntroleum Process is a net energy generator, we believe that these plants can be located in remote areas without the need for any additional power supply.

     Portable. Because of their high capital costs, gas pipelines and other traditional methods for commercialization of natural gas resources require significant reserves and established local markets to be economically feasible. However, due to the potential portability of smaller-sized GTL plants based on the Syntroleum Process, we believe that these plants may in some circumstances be used to convert smaller quantities of in-place reserves than would be necessary to support a traditional project. We also believe that this portability, together with the global nature of the markets for liquid hydrocarbons, will reduce the risk involved in GTL projects as compared to traditional methods of commercialization.

Market Potential

     We believe that significant market potential exists for the Syntroleum Process and its products due to the large existing demand for refined fuels and specialty products, including lubricants and chemical feedstocks, the anticipated demand for ultra-clean synthetic fuels and fuels for fuel cells, and the large supply of stranded natural gas worldwide.

Demand for Products

     We expect demand for products created through the Syntroleum Process to be driven by the following:

     Refined Fuels. The existing market for transportation fuels is large, comprising 64% of the approximately 64.4 million barrels per day of refined petroleum products produced worldwide in 1998, as derived from information in the BP Amoco Statistical Review of World Energy, 1999. Moreover, according to the Energy Information Administration, estimates show that diesel fuel demand is growing at a faster rate than the total demand for refined products due to the superior fuel efficiency of a diesel engine. We believe that a significant portion of the growing demand for transportation fuels can be satisfied through the conversion of natural gas into ultra-clean Syntroleum fuels. We also believe that even if substantial volumes of Syntroleum fuels were to flow into these markets, these additional volumes would not cause a significant price degradation based on the large size of the market. Worldwide consumption of refined petroleum products is estimated as follows:

              Worldwide Consumption of Refined Petroleum Products

                  Product                  1988          1993          1998
                  -------              ------------  ------------  ------------
                                       Volume   %    Volume   %    Volume   %
                                       ------ -----  ------ -----  ------ -----
                                           (millions of barrels per day)
      Gasolines (1)................... 14.88  28.26% 16.32  28.43% 18.53  28.80%
      Middle Distillates (2).......... 17.95  34.07  20.26  35.28  23.53  36.57
      Others (3)...................... 19.84  37.67  20.84  36.29  22.29  34.63
                                       -----  -----  -----  -----  -----  -----
        Total......................... 52.67  100.0% 57.42  100.0% 64.35  100.0%
                                       =====  =====  =====  =====  =====  =====

-------
(1) Consists of aviation and motor gasoline and light distillate feedstock.
(2) Consists of jet and heating kerosenes, gas oils and diesel oils.
(3) Consists of fuel oil, refinery gas, propane, solvents, petroleum coke, lubricants, bitumen, wax and refinery fuel and loss.
Source: Derived from information in the BP Amoco Statistical Review of World Energy, 1999.

      Traditionally, United States consumers have relied on the less efficient but more popular gasoline engines for automobiles. However, as economic and environmental pressures come into play, the United States is expected to see major growth in the replacement of gasoline engines with the more efficient diesel engines.

      Existing crude oil refineries are expected to require additional investment due to the increasingly stringent specifications regarding sulfur and aromatics content in fuels. These investments are expected to be uneconomic for many smaller, less sophisticated refineries. As a result, we believe that Syntroleum fuels can be a source of the fuel necessary to displace the fuel supplied by these refineries.

      Specialty Products, including Lubricants and Chemical Feedstock. The synthetic crude oil produced by the Syntroleum Process can be further refined into specialty products using conventional refining processes that can be simplified to take advantage of the ultra-clean nature of the synthetic feedstock. We retain the exclusive right to manufacture these products using the Syntroleum Process under our license agreements and intend to develop and own significant equity interests in GTL plants designed to produce these specialty products. We believe that Syntroleum specialty products have environmental and performance characteristics that are superior to comparable conventional crude oil products. For example, we expect our synthetic lube-base oil will meet or exceed new high performance and emissions standards established by the United States federal government and the automobile industry for lubricants in new vehicles beginning in 2003. Our targeted specialty product markets include the following.

    . Lube-Base Oils. We have developed with others a proprietary process and catalyst system for use in the production of a high quality synthetic lube oils. These products have a variety of industrial applications, including use as transformer oil, passenger car motor oil, heavy duty lubricants and synthetic basestock. Worldwide demand for all lubricants is approximately 800,000 barrels per day. Historically, lube oil prices have varied from approximately $40 per barrel for the lowest quality grades to over $200 per barrel for the highest quality synthetic grades.

       A new regulation in the United States will require that, beginning in 2003, lubricants initially supplied with new vehicles must possess very high performance and emissions characteristics, such as those produced by the Syntroleum Process. The National Petroleum Refining Association has estimated that 60% of the current volume of lubricants currently produced will not meet these specifications. We believe that this regulation will cause a substantial increase in demand for high quality lubricants.

    . Process Oils. Process oils are used in a number of industries involved in the production of chemicals, textiles, rubber and plastics. These products have a wide variety of applications, from mold release agents to ingredients in personal care products. Process oils can also be used in electrical transformers as a cooling and insulation agent. According to a study prepared for us in 1999, prices for these products have historically ranged from $35 per barrel to over $200 per barrel.

    . Waxes. Waxes are longer linear chain hydrocarbon molecules that are solids at room temperature and have a variety of applications, including adhesives, coatings and other products. United States demand for waxes is approximately 21,000 barrels per day. These markets have primarily been supplied with petroleum derived waxes. Historically, prices have varied between $30 per barrel for the lowest quality wax to over $150 per barrel for high melting point synthetic wax.

    . Normal Paraffins. Normal paraffins are saturated linear hydrocarbons with molecular ranges between ten and 15 carbon atoms. These products must be 98% pure, have low odor levels and be of water clear quality. They are primarily used in the production of laundry detergent, cosmetics, pharmaceuticals, paints, stains, aluminum rolling oils and other products. Prices for normal paraffins historically have averaged between $60 and $85 per barrel.

    . Drilling Fluids. Drilling fluids are used in the drilling of oil and gas wells as a coolant and lubricant for the drill bit and to enhance safety during drilling operations by maintaining well pressure. Drilling fluids mixed with well cuttings can accumulate under offshore platforms. Crude oil-based fluids, which have been used historically, degrade slowly and can suffocate aquatic plant and animal life. In response to increased environmental pressures, synthetic drilling fluids have been developed and used in the Gulf of Mexico and other offshore locations, where prices have generally ranged between $250 and $300 per barrel. In conjunction with Amoco Production Company, we have developed a synthetic drilling fluid product that we expect will meet or exceed all current applicable environmental requirements for use in the drilling of oil and gas wells.

      Ultra-Clean Synthetic Fuels. The market demand for ultra-clean fuels is increasing according to a 1998 estimate by the Energy Information Administration of alternatively fueled vehicles in use in the United States. This increase has been driven by more stringent environmental and emission standards in most of the world's industrialized countries and the need for vehicle manufacturers to respond to the challenge of producing fuel-efficient engines that meet these standards. The burden of producing cleaner fuels from conventional crude oil is expected to substantially increase refining costs. We believe that these factors will promote the creation of markets for premium ultra-clean synthetic fuels produced by the Syntroleum Process.

      Key domestic and international environmental regulations and initiatives driving the demand for ultra-clean fuels include the following.

    . Clean Air Act. The Clean Air Act of 1970 set national goals for clean and healthy air. It established specific responsibilities for government and private industry to reduce emissions from vehicles, factories and other pollution sources. In 1990, the Clean Air Act was amended and updated to include further provisions regulating ground-level ozone (urban smog), carbon monoxide and emissions from motor vehicles. Certain tailpipe (exhaust) standards were set for all motor vehicles to be phased in by 1996 with provisions that would allow the EPA to set even lower standards in 1999 if warranted. In December 1999, the EPA made such a determination and has announced lower Tier 2 restrictions on light-duty vehicle emissions. In order to reach these emission levels, the EPA has mandated that Tier 2 sulfur levels in gasoline fuels be lowered from the current level of 500 parts per million to 30 parts per million beginning in 2004. Additionally, the EPA has proposed a Tier 2 reduction in the sulfur content of highway diesel fuel from the current level of 500 parts per million to 15 parts per million beginning in 2006. The burden placed on the petroleum refining and automobile industries to meet these new gasoline and diesel sulfur levels is significant. In the last eight years, the sulfur content of crude oil refined in the U.S. has increased by 20 percent as a result of shifts in the production mix of the world's crude oil.

       In 1998, the EPA implemented centrally fueled fleet and clean fuel fleet requirements pursuant to the Clean Air Act Amendments of 1990. These requirements affect owners and operators of fleets geographically located in metropolitan areas with populations of 250,000 or more and designated by the Environmental Protection Agency as being in serious, severe, or extreme noncompliance with ambient ozone standards or with specific carbon monoxide standards. The Clear Air Act requires that owners of affected fleets must include in any new vehicle purchases specified percentages of clean fuel vehicles certified to meet federal Clean Air Act emission standards.

    . Energy Policy Act. The Energy Policy Act was passed in 1992 in order to reduce the dependence by the United States on foreign oil imports. This act mandates that, by the year 2001, 75% of all affected federal and state government vehicle purchases, and 90% of all affected vehicle purchases by private alternative fuel suppliers, must be alternative fuel vehicles. In addition, the Energy Policy Act provides the Department of Energy with a goal of displacing 10% of transportation fuel with non-petroleum replacement fuels, including alternative fuels, by the year 2000, and 30% by 2010. During the seven-year period from the passage of the Energy Policy Act in 1992 to 1999, the total number of alternative fuel vehicles grew from 251,000 to an estimated

       418,000. This represents a compounded annual growth rate of 7.6%. The use of alternative fuels increased from 230,000 gasoline equivalent gallons in 1992 to an estimated 341,000 gasoline equivalent gallons in 1999. This represents a compounded annual growth rate of over 6.2% per year compared to a less than a 2% annual growth rate for gasoline. Yet, with total United States highway gasoline consumption currently over 125 billion gallons per year, alternative fuel use only amounts to approximately 0.2% of the fuel used in the United States transportation sector each year. For the goals set forth by the Energy Policy Act to be successful, we believe an alternative fuel must be found that offers consumers the convenience of using existing fuel distribution systems, while at the same time meeting their expectations for vehicle power and range performance. We believe our Syntroleum fuels could help meet these demands.

    . State Regulation. States are also looking for emission reductions. Many ozone nonattainment areas are looking for reductions from mobile sources in order to meet EPA's state implementation plan requirements. The Clean Air Act requires states to develop state implementation plans demonstrating the emission reductions and controls necessary for states to meet ozone attainment deadlines under the Act. In response to this requirement, the California Air Resources Board recently announced plans to implement stringent new regulation on transit bus emissions. The regulation, which begins to take effect in 2002, affects approximately 8,500 buses at approximately 75 California transit agencies. Under the new regulation, agencies electing to continue using older diesel buses will be required to implement new emission controls to reduce exhaust emission and to use low-sulfur fuels (containing a maximum of 15 parts per million) or to shift to alternative fuels. The regulation also requires reduced exhaust particulate matter and nitrogen oxides from new diesel engines. These reductions are expected to be achieved only through the use of ultra-clean fuels.

    . Corporate Average Fuel Economy. Under the Corporate Average Fuel Economy standards established under the 1975 Energy Policy and Conservation Act, mandatory fleet fuel economy standards were imposed on all manufactures of passenger cars and light trucks sold in the U.S. The continuing popularity of larger family vehicles, including sport utility vehicles and pick-up trucks, has challenged auto makers to develop more fuel efficient engines. According to the U.S. Department of Energy 2000 Fuel Economy Guide, diesel engines in automobiles can produce up to 63% better fuel economy than gasoline engines in automobiles. As a result, auto makers are turning to the use of diesel engines in their attempts to supply the demand for these vehicles without violating these Federal fuel-efficiency standards. While they do offer better fuel economy, traditional diesel engines, when fueled by conventional diesel fuels, produce higher emission levels of nitrous oxide and particulate matter. To comply with more stringent environmental standards, auto makers have been partnering with oil companies to develop ultra-clean fuels for conventional diesel engines. Further, recommendations for a maximum allowable sulfur content of 10 parts per million and aromatic content of 15% by volume for diesel fuels in markets with the most stringent requirements for emission controls has been proposed by the Alliance of Automobile Manufacturers pursuant to a Worldwide Fuel Charter. In addition, DaimlerChrysler, Ford and General Motors are currently attempting to develop a new generation of diesel and gasoline engines that use synthetic fuel and are more fuel-efficient.

    . European Union. The European Union is also seeking sharp reductions in engine emissions. Sulfur content from the current level of 350 parts per million to below 50 parts per million is currently mandated for diesel fuel by 2005, and further changes to other specifications, including reduction of aromatic content, are under evaluation.

      We believe that Syntroleum fuels are positioned to take advantage of the demand for ultra-clean fuels that is anticipated to develop as a result of these environmental and emission standards. Syntroleum fuels are substantially free of contaminants, including sulfur, aromatics and heavy metals, and demonstrate high operating efficiency. As a result, we believe that Syntroleum fuels, either alone or blended with conventional fuels, can be used in existing and new generation diesel and gasoline engines to cost-effectively meet or exceed current and future emission standards. We are in the process of applying for certification that Syntroleum diesel fuels qualify as alternative fuels under the Energy Policy Act. By eliminating the need for specially-equipped vehicles or refueling stations, Syntroleum ultra-clean fuels can avoid the infrastructure problems that have challenged the widespread use of other alternative fuels to date.

      Fuel cells. A fuel cell is a device that combines hydrogen, derived from a fuel such as natural gas, propane, methanol, gasoline or diesel, and oxygen from the air to produce electric power without combustion. Fuel-cell systems have advantages over conventional power generation systems including low or no pollution, higher fuel efficiency, greater flexibility in installation and operation, quiet operation, low vibration and potentially lower maintenance and capital costs. Fuel cells are being developed to support a variety of markets, including transportation, continuous stationary (residential and commercial power) and intermittent (recreational and emergency power).

      Demand for fuel cells is expected to increase over the next several years. Auto manufacturers and others are currently making significant investments in fuel-cell technology. For example, DaimlerChrysler AG, one of our strategic partners, and Ford Motor Company have invested approximately $750 million in a partnership with Ballard Power Systems Inc., and DaimlerChrysler has indicated that it expects this partnership to produce fuel-cell systems for 40,000 vehicles by 2004 and 100,000 vehicles by 2006. Traditional power generation markets also represent a large opportunity for fuel-cell technology. According to the Department of Energy, the total installed electricity generation capacity in the U.S. in 1998 was estimated at approximately 775,885 megawatts and is expected to double by 2015. In comparison, recent industry estimates prepared by Kline & Company in June of 1998 have projected the demand for fuel cells to be in the range of 2,500 to 6,000 megawatts by 2010. Allied Business Intelligence stated in a 1999 market study that this growth in demand is expected to increase the fuel cell market from $40 million in 1999 to over $10 billion by 2010.

      We believe that Syntroleum fuels have the potential to become ideal fuels for fuel cells and to significantly enhance commercial opportunities for many fuel-cell applications. The absence of sulfur, aromatics and heavy metals from Syntroleum fuels allows for simplified fuel cell processor design, construction and operation. As the storage and processing of the fuel for a fuel cell are simplified, the physical size of fuel-cell components can be reduced. Because Syntroleum fuels have almost twice the hydrogen content of other fuels, including compressed natural gas and methanol, Syntroleum fuels enable greater utility and wider application of fuel-cell power for vehicles. Although methanol initially emerged as the auto industry's favored fuel-cell fuel, it has encountered setbacks due to its high toxicity and water solubility compared to conventional fuels and inability to use existing gasoline distribution systems without major modifications. Syntroleum fuels can be distributed using the existing conventional gasoline distribution infrastructure, have lower toxicity and similar solubility compared to conventional fuels.

Supply of Natural Gas

      Natural Gas Resource Base. Set forth below and elsewhere in this prospectus supplement are estimates of identified reserves of oil and natural gas. These estimates do not constitute proved reserves in accordance with the regulations of the Securities and Exchange Commission. Under Securities and Exchange Commission regulations, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). We compiled these estimates of identified reserves from the referenced industry publications and other publicly available reports to identify the magnitude of the oil and gas resource base. We have not independently verified this information. Accordingly, we can give no assurance as to the existence or recoverability of the estimates of identified reserves of oil and natural gas set forth in this prospectus supplement. References below and elsewhere in this prospectus supplement to the conversion of identified amounts of natural gas into amounts of synthetic crude oil assume that all of the referenced natural gas could be converted at anticipated conversion rates. Actual amounts of synthetic crude oil produced will vary based on the ability of the producer to extract the natural gas, the composition of the natural gas and process conditions selected for the plant and this variance may be material.

      The world's large natural gas reserves provide an extensive resource base from which Syntroleum fuels and specialty products can be produced. According to information derived from the IHS Energy Group and BP Amoco Statistical Review of World Energy, 1998, and the Department of Energy, worldwide identified natural gas reserves are estimated to be approximately 5,429 trillion cubic feet.

      The following table presents the 1998 worldwide identified natural gas reserves, consumption and ratio of reserves to consumption (i.e., reserve life) by region.

  Identified 1998 Worldwide Natural Gas Reserves, Consumption and Reserve Life

                                                                  Identified
                                                                 Reserves to
                                                                 Consumption
                                                       1998         Ratio
                Region                   Reserves   Consumption (Reserve Life)
                ------                  ----------- ----------- --------------
                                         (trillion   (trillion
                                        cubic feet) cubic feet)    (years)
Central and South America..............      235        3.0          77.3
Africa and the Middle East.............    1,791        7.8         230.2
Asia...................................      402        9.1          44.0
Europe.................................      279       15.1          18.5
North America..........................      291       25.4          11.5
Russia and other former Soviet Union
 regions...............................    2,431       18.7         130.1
                                           -----       ----         -----
  Total................................    5,429       79.1          68.6
                                           =====       ====         =====

--------
Source: Information derived from IHS Energy Group, BP Amoco Statistical Review of World Energy, 1998, and the Department of Energy.

      Additionally, identified natural gas reserves have grown at a rapid rate. For example, identified natural gas reserves in 1988 were estimated to be approximately 3,798 trillion cubic feet, according to Oil & Gas Journal Energy Statistics Source Book, 13th Edition. In 1998, these reserves were estimated to be approximately 5,429 trillion cubic feet, according to information derived from the IHS Energy Group, BP Amoco Statistical Review of World Energy, 1998, and the Department of Energy. This increase occurred despite the fact that, over the same time frame, demand for natural gas increased 21%. We believe these statistics demonstrate the need for an economic market for this resource.

      Natural Gas Field Size Distribution. The table below lists an estimate of the distribution, by field size, of the world's natural gas fields. Only 179 of these fields are larger than five trillion cubic feet, which is generally considered to be the minimum size necessary to support the development of a full-scale liquid natural gas plant based on a typical 30-year plant life.

                         The World's Natural Gas Fields

                                                                          Number
                                                                            of
        Reserves                                                          Fields
        --------                                                          ------
      (trillion cubic feet)
      Between 50 and 500.................................................     16
      Between 5 and 50...................................................    163
      Between 1 and 5....................................................    641
      Between .5 and 1...................................................    668
      Between .25 and .5.................................................    940
      Between .1 and .25.................................................  1,620
      Between .01 and .1.................................................  5,085
      Less than .01......................................................  6,243
                                                                          ------
        Total............................................................ 15,376
                                                                          ======

--------
Source: IHS Energy Group, 1998.

      Based on field size and portability, we believe GTL plants based on the Syntroleum Process can potentially access over 9,133 of the world's natural gas fields, representing approximately 95% of the total reserves held in these fields. Assuming a typical 30-year plant life, of the 15,376 natural gas fields shown above approximately:

    . 16 contain sufficient reserves to support ten or more 50,000 barrels per day plants,

    . an additional 163 contain sufficient reserves to support one or more 50,000 barrels per day plants,

    . an additional 641 contain sufficient reserves to support one or more 10,000 to 50,000 barrels per day plants,

    . an additional 668 contain sufficient reserves to support one or more 5,000 to 10,000 barrels per day plants, and

    . an additional 940 contain sufficient reserves to support one or more 2,500 to 5,000 barrels per day plants.

An additional 6,705 of these 15,376 fields contain sufficient reserves to support a portable 2,000 barrels per day plant for a shorter plant life.

      Stranded Natural Gas Reserves. Wood MacKenzie Consultants Limited, an international consulting firm, has estimated in its Energy Services Newsletter that of the world's identified natural gas reserves, approximately one-half, or 2,500 trillion cubic feet, currently have no economic market. If converted using GTL technology, this stranded gas could generally produce approximately 250 billion barrels of synthetic crude oil.

      The term "stranded gas" generally refers to gas which exists in reservoirs that have been discovered, but no economic market can be found for the production, or production would be too prolific for the limited markets available. Natural gas that is stranded is typically managed in one of the following ways:

    . Shut-in Gas. When stranded natural gas reserves have no associated oil reserves, the natural gas is typically not produced. Based on a resource study prepared for us by Petroconsultants, Inc., there are at least 391 fields of at least .5 trillion cubic feet located outside North America that are not associated with oil reserves and hold approximately 1,488 trillion cubic feet of currently unmarketable natural gas reserves. If converted using GTL technology, this gas could generally produce approximately 149 billion barrels of synthetic crude oil.

    . Flared and Vented. When stranded natural gas reserves are associated with oil reserves, the natural gas produced is typically flared or vented if allowed by applicable law and applicable payments are made to regulatory agencies if required by the country. According to industry sources, an aggregate of approximately 3.6 trillion cubic feet of natural gas was flared or vented worldwide in 1997. If converted using GTL technology, this gas could generally produce approximately one million barrels per day of synthetic crude oil.

    . Re-injected. When flaring is not permitted by law and the nature of the geologic formation permits, stranded natural gas is often reinjected when associated with oil reserves. According to industry sources, approximately 11.4 trillion cubic feet of natural gas was reinjected worldwide in 1997. If converted using GTL technology, this gas could generally produce approximately three million barrels per day of synthetic crude oil.

    . Shut-in Oil. The presence of natural gas in association with oil reserves often results in the oil and gas not being produced if flaring is not permitted by law and reinjection of the natural gas is not a practical alternative due to the nature of the geologic formation or the economics of the project. We are not aware of any published estimates of shut-in oil reserves.

      The large amount of stranded natural gas is caused by a combination of four primary factors:

    . Relatively Small Size of Many Fields. Much of the world's stranded natural gas is located in fields of less than five trillion cubic feet, which is generally considered the minimum size necessary to support the development of a full-scale liquid natural gas plant for a typical 20-year plant life. The small size of many of these fields makes the production of natural gas from the fields uneconomical.

    . Location of Gas Relative to Markets. Much of the world's stranded natural gas is located in areas where there is no local market and the distance to large natural gas consuming areas is great. This makes transportation costs high and often renders development projects uneconomic. As shown in the "1998 Worldwide Natural Gas Reserves, Consumption and Reserve Life" table above under "Market Potential--Supply--Natural Gas Resource Base", Africa, the Middle East and Russia and other former Soviet Union regions have a large percentage of the identified reserves and low levels of production, combined with long distances from developed gas markets. This situation creates stranded gas, which is manifested in the high reserve-to-production ratios shown.

    . Transportation Costs. Even in circumstances where a transportation system is available for natural gas, the cost of transporting natural gas in a gaseous state is generally substantially higher, on an energy equivalent basis, than that of oil. For example, according to published pipeline tariffs, the cost to transport natural gas approximately 1,600 miles via pipeline from Houston to Boston is approximately $1.00 per million British thermal units, equal to $6.00 per barrel of oil equivalent (assuming 6 million British thermal units per barrel), while the cost to transport crude oil from the Middle East to the United States Gulf Coast via tanker, a distance of approximately 6,500 miles, is less than $2.00 per barrel.

      Natural gas can also be transported as liquefied natural gas. In an article published in the July 3, 1995 edition of the Oil & Gas Journal, Mobil Oil Corporation estimated that a five million ton per year (approximately 123,000 equivalent barrels per day) liquefied natural gas plant would incur capital costs of between $9 billion and $13 billion (including conversion plant, dedicated liquefied natural gas tankers and regasification facilities). On the other hand, we estimate that a GTL plant producing the same energy output would cost substantially less and would not necessarily require dedicated shipping or unloading facilities.

    . Small Alternative Natural Gas Markets. Based on industry publications, we estimate that the worldwide liquefied natural gas market is approximately 1.8 million equivalent barrels per day, which is relatively small compared to the approximately 57 million barrels per day transportation fuels markets. Natural gas can also be converted to ammonia and methanol. Based on industry publications, we currently estimate that the market for ammonia on a barrel of oil equivalent basis is approximately 893,000 barrels per day and the market for methanol on a barrel of oil equivalent basis is approximately 393,000 barrels per day. These markets are small relative to the size of the worldwide natural gas resource base and relative to the approximately 74 million barrels per day market for crude oil and related products.

      We believe that energy companies with stranded natural gas reserves will be able to cost effectively use our GTL technology to produce Syntroleum fuels and products that can be sold in well developed global markets. As a result, we believe these companies would be able to generate a return on the exploration and development expenditures associated with their stranded natural gas reserves.

Implementation of Syntroleum's Business Strategy

      The following sets forth our progress to date in implementing our business strategy. Although we have made significant progress towards commercializing the Syntroleum Process, we can give no assurance that licensees will construct any plants under their license agreements, that we will be able to obtain financing for specialty product or mobile GTL plants, that design and construction of any of these plants will be successfully completed, that any of these plants will be commercially successful or that these plants will be constructed or utilized on a cost-effective basis. See "Risk Factors."

Licensing Arrangements

      We currently market four types of license agreements:

    . Master license agreements generally grant to the licensee the non-exclusive right to enter into an unlimited number of site license agreements to construct GTL plants based on the Syntroleum Process to produce fuels worldwide. The licenses generally exclude the right to use the Syntroleum Process in North America due to our desire to retain this region for our own commercial development and in China and India due to intellectual property protection concerns.

    . Volume license agreements generally grant to the licensee the non-exclusive right to enter into an unlimited number of site license agreements to construct GTL plants based on the Syntroleum Process in areas outside of North America, China and India, subject to specified aggregate production capacity limits.

    . Regional license agreements generally grant to the licensee the non-exclusive right to enter into an unlimited number of site license agreements to construct GTL plants based on the Syntroleum Process within a designated region. The designated regions are not expected to include North America, China or India.

    . Site license agreements generally grant to the licensee the non-exclusive right to use the Syntroleum Process in a GTL plant at a single, specified location for the life of the plant. This type of license may be granted under our master, regional or volume license agreements or may be granted to licensees for a specific site who have not otherwise entered into a master, regional or volume license agreement.

      By entering into a master, volume or regional license agreement, a licensee secures pricing terms for site licenses and obtains the right to use the Syntroleum Process, the right to acquire catalysts from us for which we charge a fixed mark-up over our cost and the right to future improvements in our GTL technology. To date, we have entered into master license agreements with ARCO, Marathon and Texaco, and we have entered into volume license agreements with Enron, Ivanhoe Energy, Kerr-McGee and Repsol-YPF. We have also signed a letter of intent with the Commonwealth of Australia to license the Syntroleum Process. We intend to continue to market the Syntroleum Process for license primarily to major energy companies with significant stranded natural gas reserves.

      The following description summarizes the principal terms and conditions of the forms of our license agreements. This summary is not complete and is qualified in its entirety by reference to the form of our master license agreement, a copy of which has been filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999. Agreements entered into with specific licensees may differ in material respects from the current forms of our various license agreements.

      Initial Deposits and License Fees. At the inception of a master, volume or regional license agreement, the licensee is generally required to make an initial deposit to us, which is credited against future site-specific license fees. The amount of the initial deposit depends on market conditions and, in the case of volume and regional license agreements, the volume limitation and the size and location of the region covered. We have received an aggregate of $11 million in cash as initial deposits and option fees under our existing license agreements. In some cases, we have acquired technologies or commitments to provide funding for future development activities in lieu of initial cash deposits in cases where we viewed these technologies or commitments as being more valuable than the initial cash deposit.

      Generally, the amount of the license fee for site licenses under our master, volume and regional license agreements is determined pursuant to a formula based on the discounted present value of the product of (1) the annual maximum design capacity of the plant, (2) an assumed life of the plant and (3) our per barrel rate, which currently is approximately $.50 per barrel of daily capacity. Our license fees for new plants may change from time to time based on the size of the plant, improvements that reduce plant capital cost and competitive market conditions. Our existing master and volume license agreements allow for the adjustment of fees for new site licenses under certain circumstances. We expect that license fees under existing agreements will be paid in increments when certain milestones during the plant design and construction process are achieved.

      Catalyst Sales and Process Design Packages. Our license agreements grant the licensee the right to acquire from us or vendors designated by us proprietary catalysts for use in the synthesis gas reaction and the Fischer-Tropsch reaction, in each case at prices based on our cost plus a margin. We currently estimate that these catalysts will be required to be replaced every three to five years. Licensees also have the right to acquire proprietary reactors used in the Syntroleum Process from vendors approved by us. In addition, under our license agreements, licensees are required to purchase a process design package for plants covered by the license from us at a fee based on our costs plus a specified margin. We may, however, develop the process design package with the assistance of a third party. We are also required to provide certain technical support to licensees at specified fees.

      Other License Terms. As part of our network model for improving our GTL technology, we acquire a royalty-free, non-exclusive license to any invention or improvement to the Syntroleum Process that is developed by the licensee, together with the right to grant corresponding sublicenses to our other licensees who have granted us similar rights. Licensees also acquire the right to use subsequent inventions or improvements to the Syntroleum Process that we have acquired from other licensees. Our license agreements may be terminated by the licensee, with or without cause, upon 90 days' notice to us.

Key Testing and Commercial Projects

      In addition to our nominal two barrel per day pilot plant and laboratory facilities located in Tulsa, Oklahoma, which are the primary sites for our research and development activities, we are currently involved in several projects and initiatives, including the following.

      Cherry Point Project. We have been a joint participant with ARCO in a 70 barrel per day GTL demonstration plant located at ARCO's Cherry Point refinery in the State of Washington. The plant began operating in July 1999. Pilot tests, which have been successful, are expected to conclude on June 30, 2000, at which time the Cherry Point facility will be shut down. Plant operations have successfully demonstrated a number of key aspects of our proprietary autothermal reformer and moving bed reactor designs, and related catalyst performance. We have gathered data and experience from plant operations which will be useful in our efforts to apply these reactor designs on a commercial basis both for fuels and specialty product plants. Based on the performance of this plant, we believe that these reactor designs can be scaled-up for use in a commercial plant at a lower cost than our fixed tube reactor designs. We are currently conducting engineering studies with others for commercial-scale plants using these reactor designs. ARCO has funded the construction and operation of this plant under our joint development agreement.

      Sweetwater Project. We are developing a 10,000 barrel per day specialty product plant, which we call the Sweetwater plant. We currently anticipate that this plant will produce synthetic lube oil, normal paraffins, process oils and light paraffins. The plant is expected to use a fixed tube reactor design because this design produces a high yield of the desired products with high wax content and has lower scale-up risks than other reactor designs. The plant is also expected to include additional refining equipment necessary to produce the targeted specialty products. We plan to construct this plant through a joint venture. In February 2000, we selected a site for the plant about four kilometers from the North West Shelf liquid natural gas facility on the Burrup Peninsula of Western Australia.

      In June 2000, we entered into a non-binding letter of intent with a subsidiary of Enron with respect to its contemplated contribution of $21 million in exchange for a 13% equity investment in the Sweetwater project. Under the letter of intent, Enron would receive a $1 million credit toward its investment in the Sweetwater project as a result of its prior contribution toward the development of the project, resulting in net equity funding to be received from Enron of $20 million. As a result of this investment, Enron would have the right to receive cash flow distributions in excess of 13% if the plant does not meet specified performance targets.

      Upon Enron's funding of its net capital contribution, it would become entitled to convert its interest in the Sweetwater project into a maximum of 1,640,625 shares of our common stock during a period beginning one year after the date on which the project completes successful performance testing and ending on the tenth anniversary of execution of definitive agreements relating to the transaction contemplated in the letter of intent. In addition, upon Enron's funding of its net capital contribution, it would receive a warrant to acquire no more than 1,640,625 additional shares of our common stock at an exercise price equal to 120% of the offering price set forth on the cover page of this prospectus supplement. Under specified circumstances and beginning no earlier than the fourth year after the Sweetwater project has passed its performance tests, Enron would have the right to require us to purchase their equity interest in the Sweetwater project for a contractually specified amount. We would have a similar option to purchase Enron's equity interest in the Sweetwater project at a contractually specified amount beginning no earlier than the ninth year after the Sweetwater project has passed its performance test.

      Consummation of the transaction contemplated by the letter of intent requires the satisfaction of a number of substantial conditions, some of which are not within our control, including Enron management approvals, satisfactory completion of certain due diligence by Enron, funding of commitments with respect to other debt and equity financing and the negotiation and execution of definitive agreements. As a result, the transactions contemplated by the letter of intent may not be realized or may only be realized under terms and conditions that differ materially from those contemplated by the letter of intent.

      The State of Western Australia has recently announced its intention to assist the Sweetwater project with an AUD$30 million (approximately U.S.$19 million) common use infrastructure package, including a desalinization plant to which our project will supply steam and from which our project will receive cooling water. In addition, we have entered into a gas purchase agreement with the North West Shelf Gas Partners, whose members include affiliates of BHP Petroleum, BP Amoco, Chevron, Mitsui, Mitsubishi, Royal Dutch Shell and Woodside Energy Ltd. Subject to certain conditions, North West Shelf Gas Partners agreed to supply the Sweetwater plant with the natural gas required to operate the plant at full capacity for 20 years.

      In November 1999, we signed a project development agreement with Tessag, a wholly-owned subsidiary of RWE AG, to provide us with a fixed price for the design and construction of the Sweetwater plant. Tessag also agreed to pay liquidated damages up to certain levels in the event certain process and product specifications are not achieved. We currently expect that Tessag will complete the plant design and commence construction in early 2001. We expect the plant to be operational in 2003, although construction of the plant will be subject to the risk of delay inherent in any large construction project.

      We entered into a letter of intent with the Commonwealth of Australia in February 2000 to license the Syntroleum Process as part of a program designed to unlock the value of Australia's energy reserves and improve the quality of the environment. Under this letter of intent, the Commonwealth would make an AUD$30 million (approximately U.S.$19 million) deposit, of which AUD$20 million (approximately U.S.$12 million) may be credited against future license fees. The letter of intent also provides that the Commonwealth would make a non-amortizing, interest-free loan in the amount of AUD$40 million (approximately U.S.$25 million) with a 25-year maturity to support the further development and commercialization of GTL technologies in Australia, and that we would conduct a feasibility study on constructing a large-scale GTL fuels plant in Australia. The transactions contemplated by our letter of intent with the Commonwealth are subject to the execution of definitive license and loan agreements.

      In January 2000, we received $2 million dollars from Methanex Corporation towards the cost of engineering work being performed by Tessag pursuant to a letter of intent that provided for the contribution by Methanex of an additional $43 million in exchange for an equity interest in the plant, subject to the execution of definitive agreements and the satisfaction of certain conditions. Subsequent to the execution of this letter of intent, we entered into negotiations with Methanex to consider forming a joint venture to develop a series of GTL specialty products plants. After extensive negotiations, we could not reach agreement with Methanex on terms for forming the joint venture. In May 2000, Methanex informed us that it was terminating negotiations, including its participation in the Sweetwater project.

      We have not yet received definitive cost estimates for the construction of the Sweetwater plant. The capital costs of this plant are currently expected to be funded primarily by non-recourse senior and subordinated debt at the project level, as well as equity financing, including the funding discussed above. We are currently exploring sources of debt and additional equity capital to fund final design and construction. However, we can give no assurance that the funding discussed above, any additional equity funding or debt financing for this project will be obtained.

      Fuel Cell Testing. We have participated in tests performed by the Argonne National Laboratory, Epyx Corporation and Northwest Power Systems in the evaluation of fuels for fuel-cell applications. Fuels produced by the Syntroleum Process were determined to have physical properties similar to conventional fuel equivalents and to yield more hydrogen per fuel equivalent volume. Argonne tested Syntroleum fuels in its proprietary fuel-cell reformer, and results indicated performance comparable to conventional gasoline, although the equipment had not been optimized for the higher hydrogen content of our fuels. Under a program sponsored by the Department of Energy, Epyx Corporation, a leading fuel processing technology company, successfully demonstrated the high efficiency and low emission operation of a fuel-cell power system using synthetic fuel produced by the Syntroleum Process and a Plug Power fuel cell. In addition, Northwest Power Systems, a leading manufacturer of patented fuel-cell systems, has demonstrated that synthetic fuels produced by the Syntroleum Process are an effective on-board source of hydrogen to power fuel cells. Tests conducted by Northwest Power also confirmed that Syntroleum fuels produced a higher yield of hydrogen than comparable fuel produced from crude oil and successfully powered their fuel cells.

Research and Development

      One of our key strategies is to continue to lower the capital and operating cost of our GTL technology through research and development. Our current laboratory has 14 fixed tube reactors, one HMX reactor, one moving bed reactor and five continuous stirred tank reactors in which automated tests are run and catalyst systems are evaluated and developed. We also have arrangements with a number of universities and companies for a full range of state-of-the-art catalyst evaluation. In addition, we own a separate 16,500 square foot laboratory facility located on 100 acres of land where we are engaged in extensive development and testing of Syntroleum products. This facility also houses our product refining research and development activities, including hydrogen saturation, hydroisomerization, hydrocracking and distillation capabilities, as well as a fully automated dual train bench scale hydroprocessing unit. We are currently designing a larger scale hydroprocessing pilot unit. We also have arrangements with a number of companies for hydroprocessing larger quantities of our synthetic products.

      As of May 31, 2000, we had 48 employees in our laboratory, pilot plant and engineering departments, 28 of whom are chemists, engineers or other degreed professionals (16 with masters or Ph.D. degrees) devoted to research and development activities. A number of other chemists, engineers and professionals that are employed by our licensees and joint development partners are also contributing efforts to the further development and commercialization of the Syntroleum Process.

      We also have access to laboratory and test facilities through our joint development partners. For example, both Texaco and ARCO have performed catalyst tests at their own or contract facilities, and testing with Catalytica and Marathon regarding low heating value gas combustion has been conducted at Catalytica's and other test facilities. Additionally, we have our own technical experts as well as access to the technical experts of our joint development partners. Several of our joint development partners have employees working on research and development activities related to improving the Syntroleum Process.

      Our continued research and development efforts will take place in four primary areas: process design, catalyst development, reactor design and heat integration/power recovery. For a discussion of our efforts in these areas, see "--The Syntroleum Process."

Sales and Marketing

      We intend to maintain an active marketing and sales effort to develop and promote the Syntroleum Process through several channels. We have been and will continue to be an active participant at industry conferences relating to GTL processes. During 1999, representatives of our company spoke at 23 different conferences at locations around the world. We also intend to continue to write and publish papers on topics regarding the implications of GTL technology to the industry. Additionally, we will continue to educate and inform our customers through the use of multi-media and print presentations. We also intend to establish brand recognition for specialty products to be produced by our specialty plants. We have received trademark and service mark rights to the name "Syntroleum" in the United States and have applications pending to register the trademark in various foreign countries.

      In addition, Bateman, AMEC and other engineering companies are familiar with our GTL technology and have assisted us in marketing the Syntroleum Process. Our agreements with engineering firms generally provide these firms with the right to market the Syntroleum Process. We believe that these relationships will expand our marketing effort in a cost-effective manner. We currently have five employees in our business development and marketing departments, three of whom hold advanced degrees, and we also retain a full-time sales representative in London, England.

Historical Development of GTL Technology

      The basis for most GTL technologies, including the Syntroleum Process, originated in 1923 when two German chemists, Franz Fischer and Hans Tropsch, discovered that synthesis gas (carbon monoxide and hydrogen) could be catalytically converted into synthetic hydrocarbons using a precipitated cobalt catalyst. In the Fischer-Tropsch reaction, the synthesis gas in contact with the catalyst surface at appropriate temperatures and pressures causes a chemical reaction that produces hydrocarbons and byproducts consisting primarily of water and carbon dioxide.

      Prior to and during World War II, development of the Fischer-Tropsch process occurred primarily in Germany. Due to Germany's significant coal resources and limited oil and gas resources, these development activities focused exclusively on the conversion of coal into fuels and chemicals. Between 1934 and 1945, nine government-funded, coal-to-liquids plants were built in Germany using coal as the feedstock.

      Following World War II, development efforts continued in the United States and South Africa. In 1950, Texaco participated in the Hydrocol plant, which was an 8,000 barrel per day synthetic fuel plant that was built in Brownsville, Texas and used natural gas as the feedstock. Although the plant was a technological success, it was not economic to operate because a new gas pipeline and changes in the price of oil created a more economic market for the natural gas, which resulted in the shutdown of the plant in 1953. In 1950, the South African government formed a predecessor of Sasol (which was later privatized) to develop synthetic fuels using coal as the feedstock. Three coal-to-liquids plants were built in South Africa between 1955 and 1982, and a natural gas based plant was built in 1993. Each of these plants is still in operation today.

      Following the oil embargo of 1973, further development efforts focused on utilizing both coal and natural gas to produce synthesis gas for the Fischer-Tropsch process. Several major oil companies and several governments funded research into synthetic fuels. The worldwide recession of 1982 and the related drop in oil prices resulted in the termination of most coal-related development activities. However, development activities in the conversion of natural gas continued during the 1980's and 1990's. In 1985, Mobil built a GTL plant in Montuni, New Zealand, and in 1993 Shell built a GTL plant in Bintulu, Malaysia. Neither of these plants remains operational as a GTL plant. Several major oil companies, including BP Amoco, Chevron, Conoco, Exxon, Phillips and Shell, have recently announced projects to construct gas-to-liquids plants.

      We believe the generally accepted capital cost target for a GTL plant to be cost effective for the production of transportation fuel is $30,000 per barrel of daily plant capacity or less. This cost target is determined by calculating the capital cost necessary to achieve an expected return on an investment in a GTL plant. Factors influencing the expected return include operating costs, feedstock cost and product prices. Capital costs at or below $30,000 per barrel of daily plant capacity generally result in an expected return on the investment, assuming operating costs comparable to those for a conventional refinery, natural gas feedstock prices below $1.00 per million British thermal units and oil prices above $18 per barrel.

      We believe that to date no company has built a commercial-scale GTL plant that has broken this cost barrier. In addition, we believe that each of the current competitive GTL technologies has taken in excess of ten years to develop, resulting in significant barriers to entry for potential new participants.

The Syntroleum Process

      The Syntroleum Process involves two catalytic reactions. The first reaction converts natural gas into synthesis gas through our proprietary autothermal reformer reactor, and the second reaction converts the synthesis gas into hydrocarbons through the Fischer-Tropsch reaction over a proprietary catalyst. The following diagrams illustrate the elements involved in these reactions, but are not in exact proportions.

                                    STEP 1
                  CONVERSION OF NATURAL GAS TO SYNTHESIS GAS

                                                     Synthesis Gas
Natural Gas   Air   Steam                      (diluted with Nitrogen)  Water
                                      Catalyst
 CH\\4\\ + O\\2\\ + N\\2\\ + H\\2\\O  (arrow)  CO + H\\2\\ + N\\2\\ + H\\2\\O

                                    STEP 2
                           FISCHER-TROPSCH SYNTHESIS

     Synthesis Gas
(diluted with Nitrogen)                            Hydrocarbons Nitrogen Water
                                Catalyst
  H\\2\\ + CO + N\\2\\          (arrow)    C\\n\\H (\\2n+2\\) + N\\2\\ + H\\2\\O

      Our goal in developing this process has been to substantially reduce both the capital and operating costs and the minimum economic size of a GTL plant. We believe that by reducing the complexity of the process we have achieved this goal. We have developed and continue to develop variations of our basic process design in an effort to further lower costs and increase the adaptability of the Syntroleum Process to a wide variety of potential applications.

      Although we believe that the Syntroleum Process can be utilized in commercial-scale GTL plants, we can give no assurance that commercial-scale GTL plants based on the Syntroleum Process will be successfully constructed and operated or that these plants will yield the same economics and results as those demonstrated on a pilot plant basis. In addition, improvements to the Syntroleum Process currently under development may not prove to be commercially applicable. See "Risk Factors--Risks Relating to our Technology."

Fischer-Tropsch Catalyst Systems

      We have developed several different proprietary catalysts systems for use in the Fischer-Tropsch reaction in order to allow for matching a catalyst system to a particular reactor design and provide more flexibility in matching the Syntroleum Process to the desired applications.

      Based upon pilot tests of catalysts that we have manufactured, we believe that a number of proprietary catalyst systems meet or exceed the activity and selectivity targets necessary for commercial application in some current Syntroleum Process designs, including the catalysts associated with the moving bed reactor currently operating at the pilot plant jointly developed with ARCO at ARCO's Cherry Point refinery.

      Most Fischer-Tropsch catalysts produce a very waxy synthetic crude oil. Typically, more than 50% of a barrel of synthetic crude oil is solid at room temperature due to the high wax content. These waxy hydrocarbons are typically processed through a hydrocracker to convert them into liquid hydrocarbons at room temperature that can be further processed into transportation fuels. Our proprietary "high alpha" catalyst produces a very waxy synthetic crude oil which can be further processed through hydrocracking to make liquid synthetic fuels, or, with other refining processes, the waxy portion can be converted into higher value specialty products such as synthetic lubricants.

      Under our agreement with Criterion, Criterion has manufactured, in its commercial facilities, batches of our catalysts in quantities sufficient to confirm that the performance of these catalysts is comparable to the same catalyst produced by us and that these catalysts can be produced in commercial quantities at targeted cost levels. We estimate that the useful life of our Fischer-Tropsch catalysts will be three to five years under normal operating conditions.

      We plan to improve existing catalysts and continue to develop additional catalyst formulations for use in the Syntroleum Process. Catalyst development is a complex process requiring significant scientific skill and resources. We have in the past and intend to continue to devote substantial resources to research and development activities to produce Fischer-Tropsch catalysts with improved activity rates, selectivity and active life, all at reasonable manufacturing cost. In addition, we intend to enhance our catalyst development activities through catalyst joint development programs with our joint development partners. From time to time, we also retain catalysis experts on a consulting basis to assist in catalyst development.

Fischer-Tropsch Reactor Designs

      We have tested at our pilot plant several different proprietary Fischer-Tropsch reactor designs and associated catalysts for use in the Syntroleum Process. These include multiple fixed bed vertical tubular reactor, a fluidized bed reactor for use with our chain-limiting catalyst and a moving bed reactor. In addition, under our agreement with ARCO, ARCO has constructed and is currently operating a 70 barrel per day GTL pilot plant that is testing the moving bed reactor on a larger scale. A horizontal reactor design is also being developed by us and may be preferred in GTL plants on ships operating in rough water conditions, where its low center of gravity may be an important feature. We have several pending United States and foreign patent applications related to our Fischer-Tropsch reactors.

Heat Integration and Power Recovery

      Compression energy is the primary energy consumer in the Syntroleum Process. Engineering studies conducted by Bateman and others have demonstrated that the heat generated by the two catalytic reactions in the Syntroleum Process can be captured in the form of mechanical and electrical energy sufficient to supply all of a GTL plant's needs plus a surplus for other uses, if desired. We have developed several heat integration and power recovery schemes with partners such as GE Power Systems to broaden the flexibility of the Syntroleum Process and, in some cases, lower the capital cost as well as the number of pieces of major equipment necessary for operation of a GTL plant.

      Different configurations of GTL plants based on the Syntroleum Process can also change the energy sources within the plant and the excess energy produced. For example, a steam turbine can be incorporated into the process and utilize the steam produced by the auto-thermal reformer and Fischer-Tropsch reactions to produce energy for compression, and electrical power for commercial sale. In addition, we have developed a configuration that utilizes the low-heating-value residue stream from the process as feedstock for a specially designed gas turbine that can utilize very low-heating-value gas. Several of these heat integration and power recovery schemes are the subject of United States patents and patent applications and foreign patent applications and are a part of our joint development efforts with others.

Product Upgrading

      Synthetic liquid hydrocarbons made from the Syntroleum Process can be refined into fuels using conventional refining processes such as hydrocracking. However, we believe that because of the purity and uniform nature of the synthetic hydrocarbon molecules, conventional process configurations and conditions may not be optimum. We are currently developing new processes to further refine synthetic liquid hydrocarbons made from the Syntroleum Process in a manner that maximizes the value of the refined product streams, while minimizing the processing cost. If successful, we intend to license these processes.

Advantages Over Competing Processes

      We believe that the method by which our process uses air directly from the atmosphere is a unique characteristic and a primary competitive advantage of the Syntroleum Process. Competitive processes for the conversion of natural gas into synthetic hydrocarbons generally utilize either steam reforming or a combination of steam reforming and partial oxidation with pure oxygen in the conversion of natural gas to synthesis gas. Steam reformers react steam with natural gas to produce synthesis gas. A steam reformer is a relatively complex unit that consists of a large fired heater with catalyst-filled tubes. Because the reaction operates at high temperature and pressure, the tubes are made of exotic alloys and are expensive. Operating costs are increased due to the endothermic nature of the process, which requires a continuous input of heat. Processes that utilize a combination of steam reforming and partial oxidation with pure oxygen also require an air separation plant to produce pure oxygen. The air separation plant must be constructed with expensive metals and materials, because its operation involves very low temperatures and requires significant energy input, as well as operating risks inherent in handling pure oxygen. Moreover, the use of pure oxygen generates synthesis gas that is free of nitrogen. While the Fischer-Tropsch reaction in competitive processes is designed to occur without the presence of nitrogen, the Syntroleum Process is designed to utilize the nitrogen in the Fischer-Tropsch process to remove a portion of the heat generated by the process. Use of the auto thermal reformer reactor in the Syntroleum Process also provides advantages over competitive processes because of its relatively low capital and operating costs. In addition to lowering the capital cost, the elimination of an air separation plant and steam reformer has the additional advantage of reducing the size and complexity and lowering the energy requirement of GTL plants based on the Syntroleum Process.

      We believe that another advantage of the Syntroleum Process is the absence of recycle loops necessary in some competitive processes, which also tends to lower capital costs. In the Fischer-Tropsch stage of some competitive processes, a recycle loop is utilized in order to maximize the output of hydrocarbons and help control the heat generated by the reaction. As a result, these processes are designed to avoid the introduction of inert gases (including nitrogen) into the process, which would otherwise build up in the system and hinder the reaction.

Feedstocks

      The Syntroleum Process is designed to produce approximately six million British thermal units of liquid hydrocarbons from between 10 and 12 million British thermal units of natural gas feedstock, although conversion efficiency may vary depending on gas composition and process conditions selected for each plant. One of the benefits of the Syntroleum Process is its ability to utilize natural gas containing nitrogen and carbon dioxide, up to specified levels, without removing these impurities prior to consumption by the plant. However, natural gas that contains sulphur, metals and other materials that poison catalysts must be processed in order to remove these contaminants prior to the use of the natural gas in the first catalytic reaction.

Byproducts and Emissions

      A byproduct of the Syntroleum Process is synthesized water that, with treatment to remove organic materials, could be sold commercially as industrial or irrigation water in areas where sufficient demand exists. Based on pilot plant tests, we believe that approximately 1.3 barrels of synthesized water can be produced for each barrel of synthetic crude oil produced.

      Depending on the process configuration, emissions from the Syntroleum Process are expected to include nitrous oxide, carbon monoxide, carbon dioxide and light hydrocarbons, which we believe will generally be within applicable emissions standards. Spent catalysts are expected to be processed by a catalyst reclaimer who will recover useful metals and be responsible for disposal of the nonreclaimed portion of the catalyst.

Intellectual Property

      Our success depends on our ability to obtain, protect, and enforce our intellectual property rights, to successfully avoid infringing the valid and enforceable intellectual property rights of others and, if necessary, to defend against any alleged infringements. We regard the protection of our proprietary technologies as critical to our future success and we rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary rights. We pursue protection of the Syntroleum Process primarily through patents and trade secrets. It is our policy to seek, when appropriate, protection for our proprietary products and processes by filing patent applications in the United States and selected foreign countries and to encourage or further the efforts of others who have licensed technology to us to file patent applications. Our ability to protect and enforce these rights involves complex legal, scientific and factual questions and uncertainties.

      We currently own, or have licensed, rights to more than 80 patents or patent applications pending in the United States and various foreign countries that relate in general to one or more embodiments of the Syntroleum Process.

      The United States patents we own or have licensed include the following:

                                                                                     Owned or
U.S. Patent No.                                 Title                                Licensed
---------------                                 -----                                --------
   4,833,170     Process and Apparatus for the Production of Heavier Hydrocarbons     Owned
                 from Gaseous Light Hydrocarbons
   4,973,453     Apparatus for the Production of Heavier Hydrocarbons from Gaseous    Owned
                 Light Hydrocarbons
   5,593,569     Hydrocracking Process Using a Homogeneous Catalysis System           Owned
                 Comprising a Metal Halide Lewis Acid, a Bronsted Acid and an Alkane
   5,733,941     Hydrocarbon Gas Conversion System and Process for Producing a       Licensed
                 Synthetic Hydrocarbon Liquid
   5,861,441     Combusting a Hydrocarbon Gas                                        Licensed
   5,950,732     System and Method for Hydrate Recovery                               Owned
   6,011,073     System and Method for Converting Lighter Hydrocarbons to Heavier     Owned
                 Hydrocarbons with Separation of Water to Oxygen and Hydrogen
   6,056,793     Blended Compression--ignition fuel containing light synthetic crude Licensed and blending stock

      We own 12 issued foreign patents in various countries that are foreign counterparts to U.S. Patent 4,833,170. We also have 16 U.S. patent applications (owned and licensed) pending and more than 45 foreign counterpart applications pending in various countries around the world.

      We can give no assurance that additional patents will be granted with respect to any patent applications filed by us or our licensors. Further, any patents issued or licensed to us might not provide us with commercial benefit or might be infringed, invalidated or circumvented by others. The approval or rejection of our patent applications by the U.S. Patent Office may take several years.

      The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by such patents, is often difficult to predict and varies significantly from country to country. Moreover, we or our licensors may choose not to seek, or may, for a variety of reasons, be unable to obtain, patent protection in a country that might become an important market for our GTL technology.

      In addition to patent protection, we also rely significantly on trade secrets, know-how and technological advances, which we seek to protect, in part, through confidentiality agreements with our collaborators, licensees, employees and consultants. If these agreements are breached, we might not have adequate remedies for the breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

      It is our policy to honor the valid, enforceable intellectual property rights of others. Our success depends on our ability to avoid infringing the valid, enforceable intellectual property rights of others and, if need be, defending ourselves against any claims of infringement. While we have made efforts to avoid any such infringement, commercialization of our GTL technologies may give rise to claims that the technologies infringe upon the patents or other proprietary rights of others.

      Although it is our policy to regularly review patents that may have applicability in the GTL industry, we may not become aware of these patents or rights until after we have made a substantial investment in the development and commercialization of those technologies. Legal actions could be brought against us, our partners or licensees, claiming damages and seeking an injunction that would prevent us, our partners or licensees, from testing, marketing or commercializing the affected technologies. Major energy companies seeking to gain a competitive advantage may have an interest in bringing one of these actions. If such an action was successful, in addition to potential liability for damages, we, our partners or licensees could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, like the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation. We have conducted a review of more than 600 existing patents applicable to the GTL field and believe that we are not infringing on the patents of others. To date, we have not been notified of any claim that our GTL technology infringes the proprietary rights of any third party, but we can give no assurance that third parties will not claim infringement by us with respect to past, present or future GTL technologies.

      In any potential intellectual property dispute involving us, our licensees could also become the target of litigation. Our license agreements require us to indemnify the licensees against specified losses, including the losses resulting from patent and trade secret infringement claims, subject to a cap of 50% of the license fees received. Our indemnification and support obligations could result in substantial expenses and liabilities to us. These expenses or liabilities could have a material adverse effect on our business, operating results and financial condition. See "Risk Factors--Risks Relating to our Technology."

Employees

      We had 79 employees at May 31, 2000, including 38 employees involved in research and development and pilot plant operations, seven employees in business development and marketing, 10 employees in engineering, and 24 employees in finance, legal, information technology and administration. None of our employees are represented by a labor union. We have experienced no work stoppages and believe that our relations with our employees are excellent.

Government Regulation

      We will be subject to extensive federal, state and local laws and regulations relating to the protection of the environment, including laws and regulations relating to the release, emission, use, storage, handling, cleanup, transportation and disposal of hazardous materials and employee health and safety. In addition, our GTL plants will be subject to the environmental and health and safety laws and regulations of any foreign countries in which these plants are to be located. Violators of these laws and regulations may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Further, these laws and regulations may limit or prohibit activities on lands lying within wilderness areas, wetlands or other protected areas. Our operations in the United States are also subject to the federal "Superfund" law, and similar state laws, which can impose joint and several liability for site cleanup, regardless of fault, upon statutory categories of parties, including our company, that sent wastes offsite for disposal and current owners and operators of property. Environmental laws and regulations often require the acquisition of a permit or other authorization before activities may be conducted and compliance with laws and regulations, and any requisite permits, can increase the costs of designing, installing and operating our GTL plants.

      GTL plants will generally be required to obtain permits under applicable state and federal clean air and water laws and various permits for industrial siting and construction. Emissions from a GTL plant, primarily from the gas turbine, will contain nitrous oxides and may require abatement equipment to be installed in order to meet state and federal permit requirements. Additionally, GTL plants will be required to adhere to state and federal laws applicable to the disposal of byproducts produced, including waste water and spent catalyst.

      Although we do not believe that compliance with environmental and health and safety laws in connection with our current operations will have a material adverse effect on us, the future costs of complying with environmental laws and regulations and containing or remediating contamination cannot be predicted with certainty. In the future, we could incur material liabilities or costs related to environmental matters, and these environmental liabilities or costs (including fines or other sanctions) could have a material adverse effect on our business, operating results and financial condition. We do not currently carry environmental impairment liability insurance to protect us against these contingencies but may, in the future, seek to obtain insurance in connection with our participation in the construction and operation of GTL plants if coverage is available at reasonable cost and without unreasonably broad exclusions.

Operating Hazards

      Operations at our GTL plants will involve a risk of incidents involving personal injury and property damage due to the operation of machinery in close proximity to individuals and the highly flammable nature of natural gas and the materials produced at these plants. The frequency and severity of personal injury and property damage incidents will affect our operating costs, insurability and relationships with customers, employees and regulators. Any significant frequency or severity of these incidents, or the general level of compensation awards, could affect our ability to obtain insurance and could have a material adverse effect on our business, operating results and financial condition.

Management and Disposition of Real Estate and Miscellaneous Assets

      Our predecessor, SLH Corporation, acquired our real estate assets from Lab Holdings, Inc. concurrent with the distribution by Lab Holdings to its stockholders of all of SLH's outstanding common stock. These assets reflect the remaining assets of a real estate development business that was conducted by Lab Holdings in association with a previously owned life insurance company that was sold in 1990. Real estate assets, as of March 31, 2000, consisted of undeveloped land in Houston, Texas (300 acres of undeveloped land and 100 lots available for sale) and in Corinth, Texas (9 acres comprising the "Corinth Tract"). The total real estate inventory had an aggregate carrying value at March 31, 2000 of approximately $3.2 million. All of the real estate assets are held for sale except for the land in Houston that is being developed for commercial and residential use and ultimate sale.

      Our other assets at March 31, 2000 included (1) an investment in Norian Corporation, a privately owned developer of proprietary bone substitute technology, which had a carrying value of approximately $565,000, (2) $22 million of cash, government securities and current receivables, (3) an investment in a privately held venture capital limited partnership, which had a carrying value of $476,000, (4) a 49.9% interest in a community retail shopping center in Gillette, Wyoming and (5) an equity investment in a recently renovated hotel in Tulsa, Oklahoma. We plan to liquidate all of these investments other than the cash, government securities and current receivables in an orderly manner to maximize their value to stockholders.

      The following table shows the carrying value of the inventory of our real estate assets as of March 31, 2000:

                             REAL ESTATE INVENTORY

                                                      Carrying
                                                      value as
                                                         of
                                                     March 31,
                          Asset                         2000        Location
                          -----                      ---------- ----------------
      The Houston Project........................... $3,162,673   Houston, Texas
      The Corinth Tract.............................     22,656 Ft. Worth, Texas
                                                     ----------
        Total....................................... $3,185,329
                                                     ==========

Legal Proceedings

      We are not a party to, nor are any of our properties the subject of, any pending legal proceedings that, in the opinion of management, are expected to have a material adverse effect on our consolidated results of operations or financial position.

                                   MANAGEMENT

      The following table sets forth certain information concerning our directors and executive officers as of May 31, 2000. Unless otherwise indicated, each of our directors and executive officers has served in the indicated positions since the closing of the merger of Syntroleum Corporation and SLH Corporation on August 7, 1998 and served in the same position with Syntroleum Corporation before the merger. References to positions held with our company before the date of the merger refer to positions held with our predecessor company, Syntroleum Corporation, an Oklahoma corporation.

                                                                                  Director's
          Name           Age                       Position                       Term Ending
          ----           --- ---------------------------------------------------- -----------
Kenneth L. Agee.........  43 Chief Executive Officer and Chairman of the Board       2001
Mark A. Agee............  47 President, Chief Operating Officer and Director         2000
Charles A. Bayens.......  61 Vice President of Engineering
Carla S. Covey..........  28 Controller
Eric Grimshaw...........  48 Vice President, General Counsel and Secretary
Paul F. Schubert........  44 Vice President of Research and Development
Michael P. Stewart......  45 Vice President of Information Technology
Randall M. Thompson.....  41 Vice President and Chief Financial Officer
Larry J. Weick..........  52 Vice President of Licensing and Business Development
Alvin R. Albe, Jr.......  46 Director                                                2002
Frank M. Bumstead.......  58 Director                                                2000
Robert A. Day...........  56 Director                                                2002
P. Anthony Jacobs.......  58 Director                                                2001
Robert Rosene, Jr.......  46 Director                                                2000
James R. Seward.........  47 Director                                                2001
J. Edward Sheridan......  65 Director                                                2002

      Kenneth L. Agee is our Chief Executive Officer and Chairman of the Board. Mr. Kenneth L. Agee founded our company in 1984 and initially served as President and a director. He became Chief Executive Officer in February 1996 and Chairman of the Board in November 1995. He is a graduate of Oklahoma State University with a degree in Chemical Engineering and is a licensed Professional Engineer in the State of Oklahoma. In addition, he has over 15 years of experience in the energy industry and is listed as Inventor on several United States and foreign patents and several pending patent applications, all of which have been assigned to us by Mr. Agee.

      Mark A. Agee is our President, Chief Operating Officer and a director. Mr. Mark A. Agee joined our company in 1994 as Vice President of Finance and became President and Chief Operating Officer in February 1996. He has served as a director since March 1985. From 1989 to May 1993, he served as President, Chief Executive Officer and Director of Convergent Communications, a company which he founded in 1989 and sold in 1993. From 1981 to 1989, he served as President, Chief Executive Officer and a Director of XETA Corp., a computer company which he founded in 1981 and which became public in 1987. He holds a Bachelor's degree in Chemical Engineering from the University of Tulsa and is a licensed Professional Engineer in the State of Oklahoma.

      Charles A. Bayens is our Vice President of Engineering. Mr. Bayens joined our company in July 1997 as Business Development Manager and became Vice President of Engineering in December 1997. Prior to joining our company, Mr. Bayens was with Shell Oil Company from 1967 to 1997 in various technical and business assignments. From 1991 to 1997, he was President of Shell Synthetic Fuels, Inc., where he managed the commercialization of Shell's suite of synfuels technologies. Concurrently, from 1991 to 1994, he was also Manager, Technology Licensing for Shell. Mr. Bayens holds a Ph.D. in Chemical Engineering from Johns Hopkins University.

      Carla S. Covey is our Controller. Ms. Covey became our Director of Accounting in June 1997. Prior to joining our company, Ms. Covey served as Accounting Manager/Human Resource Manager and Manager, Facility Operations for AGC Manufacturing Services, Inc., in Tulsa, Oklahoma from 1995 to 1997. Ms. Covey also served as Assistant Director of Human Resources for the Adam's Mark Hotel in Tulsa, Oklahoma from 1994 to 1995. Ms. Covey received her B.A. degree in Business Administration from Drury University and her M.S. degree in Management from Southern Nazarene University. Ms. Covey is a certified public accountant.

      Eric Grimshaw is our Vice President, General Counsel and Secretary. Prior to joining our company in June 1997, Mr. Grimshaw was a partner with the law firm of Pray, Walker, Jackman, Williamson & Marlar. Mr. Grimshaw received a B.A. degree from the University of Colorado and received his law degree from the University of Tulsa.

      Paul F. Schubert is our Vice President of Research and Development. Dr. Schubert joined us as Research Project Manager in May 1998. From 1996 to 1998, Dr. Schubert was Vice President of Monitor Labs, Denver, Colorado, where he was responsible for the research, development and marketing of catalytic and laser-based air emissions monitoring devices. From 1990 until 1996, Dr. Schubert served in a variety of roles with Catalytica, Inc. (Mountain View, California), a company engaged in research and development of catalytic processes. In his last few years at Catalytica, he served as Vice President of their Advanced Sensor Devices Division, which was sold to Monitor Labs in 1996. Prior to joining Catalytica, Dr. Schubert worked with Phillips Petroleum and Englehard Corporation in research, development and manufacturing of catalysts for the petrochemical industry. Dr. Schubert received a B.S. with High Honors from the University of Arkansas and a Ph.D. in Inorganic Chemistry from the University of Illinois at Urbana-Champaign. He is an inventor or co-inventor of 13 U.S. patents, and has authored over two dozen technical publications.

      Michael L. Stewart is our Vice President of Information Systems and has served in that position since November 1998. Mr. Stewart joined our company in May 1997 as information technology manager, bringing over 23 years of computer and information systems related experience. From 1993 until joining us, he was a management consultant involved in data processing, systems operation, planning and organization. Earlier, he held the positions of Vice President-- Management Information Services for Convergent Communications, Inc., and database design specialist for Continental Savings and Loan.

      Randall M. Thompson is our Vice President and Chief Financial Officer. Mr. Thompson joined our company in January 1997. From January 1994 through December 1996, he held various financial and marketing positions with Tenneco Energy Corporation, as Vice President of Strategic Planning, Marketing and Business Development. From 1983 through 1994, Mr. Thompson was employed by Atlantic Richfield Company and held financial management positions. Mr. Thompson holds a B.A. in Economics from the University of Colorado and an M.B.A. from The Wharton School at the University of Pennsylvania.

      Larry J. Weick is our Vice President of Licensing and Business Development. Mr. Weick joined our company in 1996. From 1971 to 1982, he held positions in engineering, planning and project development in the natural gas and electric utility industry. From 1982 to 1994, he held several finance, planning and business development positions with Atlantic Richfield Company. From 1994 to 1996, Mr. Weick served as a consultant to us. He holds a B.S. in Electrical Engineering from the University of Nebraska at Lincoln and an M.S. in Engineering-Economics from Stanford University. Mr. Weick is also a Licensed Professional Engineer in both Nebraska and Texas.

      Alvin R. Albe, Jr., became a director in December 1988. Mr. Albe is currently Executive Vice President of the TCW Group, Inc., a capital management firm. Prior to joining TCW in 1991, Mr. Albe was President of Oakmont Corporation, a privately held corporation which administers and manages assets for several families and individuals. Mr. Albe was associated with Oakmont Corporation from 1982 to 1991. Before that time, he was Manager of Accounting at McMoRan Oil and Gas Co. and a Certified Public Accountant with Arthur Andersen & Co. in New Orleans. Mr. Albe graduated from the University of New Orleans with a B.S. in Accounting.

      Frank M. Bumstead became a director in May 1993. He has served as the President of Flood, Bumstead, McCready & McCarthy, Inc., a financial and business management firm, since 1990. Mr. Bumstead has served as Vice Chairman of the Board of Response Oncology, Inc., a health care services firm, since 1986. He has served as a director of First Union National Bank of Tennessee since 1996. Mr. Bumstead has also served as a director of American Retirement Corp., and as a director of Imprint Records, Inc., since 1995 and as a director of TBA Entertainment, Inc., since 1994.

      Robert A. Day became a director in March 2000. Mr. Day is currently Chairman of the Board and Chief Executive Officer of Trust Company of the West, an investment management company, and Chairman and President of W.M. Keck Foundation, a philanthropic organization. Mr. Day also serves on the board of directors of Fisher Scientific International, Inc., Freeport-McMoRan, Inc., McMoRan Exploration Company and Freeport-McMoRan Copper & Gold, Inc. Mr. Day holds a B.S. in Economics from Claremont McKenna College.

      P. Anthony Jacobs has served as a director since December 1996. Mr. Jacobs also served as the Chairman of the Board of SLH Corporation from December 1996 through the closing date of the merger of Syntroleum Corporation and SLH Corporation. Mr. Jacobs served as President and Chief Executive Officer of Lab Holdings, Inc., a company principally engaged in the laboratory testing business, a position he held from September 1997 until August of 1999 when the company merged with Lab One. From 1990 to 1993, he served as Executive Vice President and Chief Operating Officer of Lab Holdings, and from May 1993 to September 1997, he served as President and Chief Operating Officer of Lab Holdings. Mr. Jacobs also serves on the board of directors for Trenwick Group, Inc. and Response Oncology, Inc. Mr. Jacobs holds an M.B.A. from the University of Kansas and also is a Chartered Financial Analyst.

      Robert Rosene, Jr. became a director in March 1985. Mr. Rosene is President of Seminole Energy Services, L.L.C., a natural gas consulting and marketing company. From 1984 to August 1998, he was Vice President of Boyd Rosene and Associates, Inc., a natural gas consulting and marketing firm which he co-founded. From 1976 to 1984, he was employed with Transok Pipeline Company, where he served in various positions, including Manager of Rates and Contract Administration and Director of Gas Acquisitions. In 1987, Mr. Rosene co-founded MBR Resources, an oil and gas production company with operations in Arkansas, New Mexico, Oklahoma and Texas. Mr. Rosene holds a B.A. in Accounting from Oklahoma Baptist University.

      James R. Seward has served as a director since December 1988. Mr. Seward also served as the President, Chief Executive Officer and director of SLH Corporation from February 1997 through the closing date of the merger of Syntroleum Corporation and SLH Corporation. From 1990 to September 1997, Mr. Seward served as Chief Financial Officer and a director of Lab Holdings. From 1990 to May 1993 he served as Senior Vice President of Lab Holdings, and from May 1993 to September 1997, he served as Executive Vice President. He also serves as a director of Response Oncology, Inc., Lab One, Inc. and Concorde Career Colleges. Mr. Seward holds an M.B.A. in Finance and a M.P.A. from the University of Kansas and is also a Chartered Financial Analyst.

      J. Edward Sheridan became a director in November 1995. In 1985, Mr. Sheridan founded and since that time has served as President of Sheridan Management Corporation, a company whose purpose is to provide support services to businesses in industries with global markets for their products and services. From 1973 to 1975, he was Chief Financial Officer at Fairchild Industries, and from 1975 to 1985, he was Chief Financial Officer at AMT, Inc. Mr. Sheridan is also a director of Bitwise Design, Inc. Mr. Sheridan holds an M.B.A. from Harvard University with an emphasis on Finance and International Operations and a B.A. from Dartmouth College.

      There are no family relations, of first cousin or closer, among our directors or executive officers, by blood, marriage or adoption, except that Mr. Kenneth L. Agee and Mr. Mark A. Agee are brothers.

Executive Compensation

      The following tables show the compensation for our chief executive officer and each of our other four most highly compensated executive officers serving as such on December 31, 1999. The information shown includes compensation received while the named executive officers were employees of our predecessor company prior to the merger of Syntroleum Corporation and SLH Corporation in 1998.

                           Summary Compensation Table

                                         Annual       Long Term
                                    Compensation(1)  Compensation
                                    ---------------- ------------
                                                      Securities
                                                      Underlying     All Other
 Name and Principal Position   Year  Salary   Bonus   Options(2)  Compensation(3)
 ---------------------------   ---- -------- ------- ------------ ---------------
 Kenneth L. Agee.............  1999 $229,000      --    35,000            --
  Chairman of the Board and
   Chief Executive             1998  225,000      --    32,247        $1,258
  Officer                      1997  140,092 $50,000        --            --

 Mark A. Agee................  1999 $203,000      --    30,000            --
  Director, President and
   Chief Operating Officer     1998  200,000      --    25,798        $1,506
                               1997  128,333 $50,000        --            --

 Randall M. Thompson.........  1999 $170,000      --   180,000            --
  Vice President and Chief
   Financial Officer           1998  170,008 $50,000    32,247        $  100
                               1997  114,583      --    98,677            --

 Larry J. Weick..............  1999 $170,200      --    30,000            --
  Vice President of Licensing
   and Business                1998  170,000      --    25,798        $  100
  Development                  1997  123,162 $50,000    25,798            --

 Peter V. Snyder, Jr.(4).....  1999 $150,000      --        --            --
  Vice President of Product
   Sales                       1998  150,000      --        --            --
                               1997  117,000      --        --            --

--------
(1) The named executive officers did not receive any annual compensation not properly categorized as salary or bonus, except for certain perquisites and other personal benefits which are not shown because the aggregate amount of such compensation, if any, for the named executive officers during the fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(2) The options reflect adjustments made for the merger of Syntroleum Corporation and SLH Corporation in 1998.

(3) Reflects auto allowances.

(4) Mr. Snyder retired from our company on March 6, 2000.

      The following table provides information concerning grants of stock options made to the named executive officers during 1999.

                     Option/SAR Grants in Last Fiscal Year

                                                                         Potential
                                                                      Realizable Value
                                                                     at Assumed Annual
                                                                       Rates of Stock
                                                                     Price Appreciation
                                      Individual Grants              for Option Term(2)
                         ------------------------------------------- ------------------
                         Number of   % of Total  Exercise
                         Securities   Options    or Base
                         Underlying  Granted to   Price
                          Options   Employees in   per    Expiration
          Name            Granted   Fiscal Year  Share(1)    Date       5%       10%
          ----           ---------- ------------ -------- ---------- -------- ---------
Kenneth L. Agee.........   35,000       4.64%     $7.57     2/3/04   $ 42,379 $ 122,861
Mark A. Agee............   30,000       3.98       6.88     2/3/09    129,804   328,948
Peter V. Snyder, Jr.....       --         --         --         --         --        --
Randall M. Thompson.....   50,000       6.63       6.88     2/3/09    216,340   548,247
                          130,000      17.24       6.88    9/24/09    562,483 1,425,443
Larry J. Weick..........   30,000       3.98       6.88     2/3/09    129,804   328,948

--------
(1) The exercise price of the options granted is equal to the market value of the common stock on the date of grant, except in the case of Kenneth L. Agee where the exercise price of the options granted to Mr. Agee is equal to 110% of the market value of the common stock on the date of the grant.

(2) Potential realizable value of each grant assumes that the market prices of the underlying security appreciates at annualized rates of 5% and 10% over the term of the award. These rates are specified by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall market conditions. There can be no assurance that the amounts reflected on this table will be achieved.

      The following table provides information concerning each stock option exercised during 1999 by each of the named executive officers and the value of unexercised options held by such officers at the end of 1999.

                Aggregated Option Exercises in Last Fiscal Year
                            and FY-end Option Values

                                                   Number of Securities
                                                  Underlying Unexercised   Value of Unexercised In-
                                                  Options at Fiscal Year-    the-Money Options at
                           Shares                           End               Fiscal Year-End(2)
                          Acquired      Value    ------------------------- -------------------------
          Name           on Exercise Realized(1) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ----------- ----------- ------------- ----------- -------------
Kenneth L. Agee.........      --          --       10,749        56,498           --     $ 19,600
Mark A. Agee............      --          --        8,600        47,198           --       37,500
Peter V. Snyder, Jr.....      --          --           --            --           --           --
Randall M. Thompson.....      --          --       55,896       227,295     $107,450      286,397
Larry J. Weick..........      --          --       34,398        47,198       61,399       37,500

--------
(1) Value realized is calculated based on the difference between the option exercise price and the closing market price of the common stock on the date of exercise, multiplied by the number of shares underlying the options.

(2) Based on the closing price of the common stock of $8.13 on December 31, 1999, the last trading day of 1999.

Compensation Committee Interlocks and Insider Participation

      Our compensation committee consists of Messrs. Albe, Jacobs, Rosene and Seward, all of whom are our non-employee directors. Prior to serving on the compensation committee, James R. Seward was our President and Chief Executive Officer. P. Anthony Jacobs, prior to serving on the compensation committee, was the Chairman of the Board and a director of our company.

Executive Employment Agreements

      We have entered into employment agreements with each of our executive officers. The annual base salaries for Messrs. Kenneth L. Agee, Mark A. Agee, Randall M. Thompson and Larry J. Weick are currently approximately $225,000, $200,000, $170,000 and $180,000, respectively. Each employment agreement also entitles the employee to participate in employee benefit plans that we may offer from time to time to our employees.

      Each agreement provides for an initial term of 12 months and is automatically renewed for successive terms of 12 months unless sooner terminated. Under each agreement, employment may be terminated as follows:

    .  by us upon the employee's death, disability or retirement;

    . by us upon the dissolution and liquidation of our company (unless our business is thereafter continued);

    .  by us for just cause;

    .  by the mutual agreement of the employee and us; and

    .  by either us or the employee upon 60 days' written notice.

      If employment is terminated by us for any reason other than as noted in the first three items above, the employee is entitled to receive his monthly salary for a period of one or two years, as applicable, following the date of termination. In addition, if there is a change in control of our company and:

    . we terminate the employee's employment for any reason other than the employee's death, disability, retirement or just cause during the one-year period immediately following the change of control;

    .  the employee terminates his employment for good reason; or

    . during the 60-day period immediately following the lapse of one year after any change of control, we or the employee terminate the employee's employment for any reason;

then, in lieu of any further payments for periods subsequent to the date of termination, we or our successor will pay the employee an amount equal to one or two times, as applicable, such employee's full base salary in effect on the date of termination payable in equal monthly installments for a period of 12 or 24 months, as applicable.

      Pursuant to each agreement, the employee is prohibited from disclosing to third parties, directly or indirectly, our trade secrets, either during or after the employee's employment with us, other than as required in the performance of the employee's duties. The agreement also provides that the employee will not have or claim any right, title or interest in any trademark, service mark or trade name owned or used by us. The employee also agrees to irrevocably assign to us all of the employee's right, title and interest in and to any and all inventions and works of authorship made, generated or conceived by the employee during his or her period of employment with us and which related to our business or which were not developed on the employee's own time. Each employee further agrees that during the period of employment with us and for a period of two years following the termination of employment, the employee will not engage in certain activities related to our business, including a covenant not to compete.

                              CERTAIN TRANSACTIONS

      In February 1994, Mr. Mark A. Agee, our President and Chief Operating Officer, purchased 750,000 shares of our predecessor company's common stock for a purchase price of $0.50 per share, which was paid by delivery of a promissory note in the amount of the aggregate purchase price. In June 1995, Messrs. Mark
A. Agree, Larry J. Weick, our Vice President of Licensing and Business Development and Peter V. Snyder, Jr., our former Vice President of Product Sales, purchased 250,000, 200,000 and 200,000 shares of our predecessor company's common stock, respectively, for a purchase price of $0.50 per share, in each case paid by delivery of promissory notes in the amount of each of the respective aggregate purchase prices. In September 1997, our predecessor company loaned Messrs. Agee, Weick and Snyder $594,856, $117,174 and $117,174, respectively, the proceeds of which were used to repay their respective previously outstanding notes. The currently outstanding notes bear interest at the rate of 6.1% per year and mature in May 2004. The largest aggregate amount outstanding at any time during 1999 pursuant to each of such notes was $676,204, $133,198 and $133,198 by Messrs. Agee, Weick and Snyder, respectively. As of March 1, 2000, each of Messrs. Agee, Weick and Snyder owed pursuant to such promissory notes approximately $679,854, $133,918 and $133,918, respectively. To secure their respective notes, Messrs. Agee, Weick and Snyder have each pledged to us shares of our common stock with a market value equal to no less than two times the indebtedness under their respective notes. On March 6, 2000, the note from Mr. Snyder was repaid.

      In February 1999, we loaned Paul F. Schubert, our Vice President of Research and Development, $29,335. In September 1999 we loaned Mr. Schubert $30,000. These notes are unsecured, bear interest at the rate of 4.62% and 5.98%, respectively, and mature on February 25, 2001 and September 14, 2003, respectively. At December 31, 1999, the balance of principal and interest under both of these notes totaled $61,175.

      Following the merger of Syntroleum Corporation and SLH Corporation, we engaged Seward & Company, L.L.C. as a management consultant. During 1999, we paid Seward & Company, L.L.C. approximately $75,000 for consulting services rendered. We anticipate that we will pay Seward & Company, L.L.C. approximately $72,000 during the year 2000 for consulting services. James R. Seward, one of our directors, is the sole member of Seward & Company, L.L.C.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth the number of shares of our common stock beneficially owned as of May 31, 2000, and as adjusted to reflect the sale of the shares offered hereby assuming the underwriters exercise their over-allotment option in full by each of our directors, each of the executive officers named in the Summary Compensation Table contained in our Annual Report on Form 10-K for the year ended December 31, 1999, all directors and executive officers as a group and all persons known by us to be the beneficial owners of at least 5% of the outstanding common stock.

                                                          Shares Beneficially
                                                           Owned before the
                                                               Offering
                                                         ---------------------
                          Name(1)(2)                       Number   Percentage
                          ----------                     ---------- ----------
      Kenneth L. Agee(3)................................  4,947,604    18.1%
      Mark A. Agee(4)...................................  1,466,853     5.4
      Randall M. Thompson...............................    169,541       *
      Larry J. Weick(5).................................    320,877     1.2
      Alvin R. Albe, Jr.................................     72,460       *
      Frank M. Bumstead.................................     81,568       *
      Robert A. Day.....................................  3,239,261    11.8
      P. Anthony Jacobs(6)..............................    422,195     1.5
      Robert Rosene, Jr.(7).............................    180,541       *
      James R. Seward(8)................................    478,517     1.7
      J. Edward Sheridan................................     34,986       *
      All directors and executive officers as a group
       (16 persons)..................................... 11,709,229    42.8
      William D. Grant(9)...............................  2,110,924     7.7

--------
 * Represents ownership of less than 1%.

(1) Except as otherwise noted and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to the shares beneficially owned. The business address of each director and executive officer is c/o Syntroleum Corporation, 1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119-3295.

(2) Shares of common stock subject to options that are exercisable within 60 days of the date of this prospectus supplement are deemed outstanding for purposes of computing the percentage ownership of such person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Accordingly, the following shares of common stock subject to stock options are included in the table: Kenneth L. Agee--33,165; Mark
    A. Agee--27,199; Randall M. Thompson--109,109; Larry Weick--52,997; Alvin
    R. Albe, Jr.--8,010; Frank J. Bumstead--8,010; P. Anthony Jacobs--203,010; Robert Rosene, Jr.--8,010; James R. Seward--203,010; J. Edward Sheridan-- 8,010; and all directors and executive officers as a group--835,356.

(3) Includes 58,044 shares of common stock owned by Mr. Kenneth L. Agee's children and excludes 16,500 shares of common stock owned by the Kenneth L. Agree and Cindy A. Agree Charitable Remainder Unitrust of which Kenneth L. Agee, his spouse, his children and a religious organization are beneficiaries, as to which Mr. Kenneth L. Agee disclaims beneficial ownership.

(4) Includes 58,144 shares of common stock owned by Mr. Mark A. Agee's children, as to which Mr. Mark A. Agee disclaims beneficial ownership.

(5) Includes 4,200 shares of common stock held by Mr. Weick as custodian for his daughters, as to which he disclaims beneficial ownership.

(6) Includes 1,500 shares of common stock held by Mr. Jacobs' wife, as to which he disclaims beneficial ownership.

(7) Includes 10,800 shares of common stock owned by trusts the beneficiaries whom are Mr. Rosene's children, as to which Mr. Rosene disclaims beneficial ownership.

(8) Includes 2,250 shares of common stock held in a family trust for which Mr. Seward serves as a co-trustee with his mother (and in that capacity shares voting and investment powers).

(9) Based on the Amendment No. 2 to Schedule 13G filed by Mr. William D. Grant on February 9, 2000. The business address of Mr. Grant is One Ward Parkway, Suite 130, Kansas City, Missouri 64112. Includes options to purchase 97,200 shares exercisable within 60 days of the date of this prospectus supplement.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Sale of substantial amounts of our common stock, or a perception that such sales could occur, and the existence of options to purchase shares of common stock at prices that may be below the then current market price of the common stock could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of equity securities. After this offering, 32,611,197 shares of common stock will be outstanding (33,398,697 shares if the underwriters exercise their over-allotment option in full). The 5,250,000 shares sold in this offering (6,037,500 shares if the underwriters exercise their over-allotment option) will be freely tradable without restriction under the Securities Act; except for any shares purchased by "affiliates" of Syntroleum as defined in Rule 144 under the Securities Act. Of the remaining shares to be outstanding after this offering, approximately 12,887,597 shares are "restricted securities" within the meaning of Rule 144, or are held by affiliates of Syntroleum, and in each case generally may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144.

      Our officers and directors and Mr. Grant (who beneficially owns 7.7% of our shares) have agreed to enter into lock-up agreements pursuant to which they will agree, with exceptions specified in the lock-up agreements, not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus supplement without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters. See "Underwriting." Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

      In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of common stock and (ii) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about Syntroleum. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of Syntroleum at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Affiliates are subject to the volume limitations and other conditions described above regardless of the length of time those shares have been held and whether the shares are restricted. The foregoing summary of Rule 144 is not intended to be a complete description.

Options

      As of May 31, 2000, we had outstanding options to purchase a total of 2,411,238 shares of common stock. Our outstanding options include options covering 1,233,178 shares granted to our executive officers and directors, of which 809,559 are exercisable. These vested and unvested options are exercisable at prices ranging from $3.19 to $20.29 per share and have an average remaining life of 6.29 years. Options covering 1,178,060 shares have been issued to our employees and a former director pursuant to our stock option plans and a consultant. These options are exercisable at prices ranging from $0.39 to $18.88 per share and have an average remaining life of 6.41 years.

Registration Rights Agreements

      Criterion is entitled to "piggyback" registration rights with respect to shares of our common stock owned by Criterion. Criterion has waived such registration rights with respect to this offering. Those registration rights terminate after we have had two registration statements (other than registration statements on Form S-4 or Form S-8) declared effective by the Securities and Exchange Commission or after August 16, 2001, whichever occurs first. In 1996 and 1997, Criterion acquired 905,214 shares of our common stock. We are not aware of any other acquisitions or any disposition by Criterion of shares of our common stock.

                                  UNDERWRITING

General

      We intend to offer our common stock in the United States and Canada through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Salomon Smith Barney Inc. and Petrie Parkman & Co., Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                        Number
Underwriter                                                            of Shares
-----------                                                            ---------
 Merrill Lynch, Pierce, Fenner & Smith
  Incorporated........................................................
 Goldman, Sachs & Co..................................................
 J.P. Morgan Securities Inc...........................................
 Salomon Smith Barney Inc.............................................
 Petrie Parkman & Co., Inc............................................
                                                                       ---------
     Total............................................................ 5,250,000
                                                                       =========

      The underwriters have agreed to purchase all of the shares of common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the purchase agreement, such as receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price on the cover page of this prospectus supplement, and to
dealers at such price less a concession not in excess of $.   per share of
common stock. The underwriters may allow, and the dealers may reallow, a
discount not in excess of $.   per share of common stock to other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows public offering price, the underwriting discount and proceeds before expenses to Syntroleum. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                     Per                  With
                                                    Share Without Option Option
                                                    ----- -------------- ------
     Public offering price.........................   $         $          $
     Underwriting discount.........................   $         $          $
     Proceeds, before expenses, to Syntroleum......   $         $          $

     The expenses of this offering, not including the underwriting discount,
are estimated at $          and are payable by Syntroleum.

Over-Allotment Option

     We have granted the underwriters an option to purchase up to 787,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of the common stock proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

     All our executive officers and directors and Mr. Grant (who beneficially owns 7.7% of the shares of the capital stock) with exceptions, have agreed not to sell or transfer any common stock for 180 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

    .  offer, pledge, sell or contract to sell any common stock,

    .  sell any option or contract to purchase any common stock,

    .  purchase any option or contract to sell any common stock,

    .  grant any option, right or warrant for the sale of any common stock,

    .  lend or otherwise dispose of or transfer any common stock,

    . request or demand that we file a registration statement related to the common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Listing

     The shares of common stock are quoted on the Nasdaq National Market under the symbol "SYNM."

Price Stabilization and Short Positions

      Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares of common stock than are listed on the cover page of this prospectus supplement, the representatives may also elect to reduce any short position by purchasing in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in absence of such purchases.

Other Relationships

      Some of the underwriters and their affiliates engage in transactions with, and perform services for, our company in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL OPINIONS

      Baker Botts L.L.P., Houston, Texas, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. Certain legal matters related to this offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton.

                                    EXPERTS

      The audited consolidated financial statements included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Syntroleum Corporation and Subsidiaries


  Report of Independent Public Accountants................................ F-2
  Consolidated Balance Sheets as of March 31, 2000 (unaudited) and
   December 31, 1999 and 1998............................................. F-3
  Consolidated Statements of Operations for the three months ended March
   31, 2000 and 1999 (unaudited) and for the years ended December 31,
   1999, 1998 and 1997.................................................... F-4
  Consolidated Statements of Stockholders' Equity for the three months ended March 31, 2000 (unaudited) and for the years ended December 31,
   1999, 1998 and 1997.................................................... F-5
  Consolidated Statements of Cash Flows for the three months ended March
   31, 2000 and 1999 (unaudited) and for the years ended December 31,
   1999, 1998 and 1997.................................................... F-6
  Notes to Consolidated Financial Statements for the three months ended
   March 31, 2000 and 1999 (unaudited) and for the years ended December
   31, 1999, 1998 and 1997................................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of Syntroleum Corporation:

      We have audited the accompanying consolidated balance sheets of Syntroleum Corporation (a Delaware corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syntroleum Corporation as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
January 18, 2000

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                              December 31,
                                                 March 31,  ------------------
                                                   2000       1999      1998
                                                ----------- --------  --------
                                                (unaudited)
                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................  $ 18,667   $ 20,316  $ 34,981
  Short-term investments.......................     3,441      3,565     3,135
  Accounts and notes receivable................       173      1,193       860
  Other current assets.........................       343        365       498
                                                 --------   --------  --------
    Total current assets.......................    22,624     25,439    39,474
REAL ESTATE HELD FOR SALE......................        23      2,665     3,122
REAL ESTATE UNDER DEVELOPMENT..................     3,163      3,349     2,722
INVESTMENTS....................................     1,155      1,104     1,180
PROPERTY AND EQUIPMENT, net....................     8,767      6,442     3,210
NOTES RECEIVABLE...............................     2,390         --        --
OTHER ASSETS, net..............................       463        592       692
                                                 --------   --------  --------
                                                 $ 38,585   $ 39,591  $ 50,400
                                                 ========   ========  ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.............................  $  2,691   $  2,188  $  1,365
  Accrued liabilities..........................       486        453       633
                                                 --------   --------  --------
    Total current liabilities..................     3,177      2,641     1,998
OTHER NONCURRENT LIABILITIES...................        88         94       103
MINORITY INTERESTS.............................     3,025      1,024     1,337
DEFERRED REVENUE...............................    11,000     11,000    11,000
                                                 --------   --------  --------
    Total liabilities..........................    17,290     14,759    14,438
                                                 --------   --------  --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value, 5,000,000
   shares authorized, no shares issued.........        --         --        --
  Common stock, $0.01 par value, 150,000,000
   shares authorized, 35,023,203, 34,668,748
   and 34,574,957 shares issued at March 31,
   2000 (unaudited), December 31, 1999 and
   1998, respectively, including shares in
   treasury....................................       350        347       346
  Additional paid-in capital...................    70,647     68,935    62,908
  Notes receivable from sale of common stock...      (599)      (699)     (699)
  Accumulated deficit..........................   (49,026)   (43,674)  (26,516)
                                                 --------   --------  --------
                                                   21,372     24,909    36,039
Less-treasury stock, 7,674,905 shares at March
 31, 2000 (unaudited), December 31, 1999 and
 1998, respectively............................       (77)       (77)      (77)
                                                 --------   --------  --------
    Total stockholders' equity.................    21,295     24,832    35,962
                                                 --------   --------  --------
                                                 $ 38,585   $ 39,591  $ 50,400
                                                 ========   ========  ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                           For the Three Months
                              Ended March 31,         For the Year Ended December 31,
                          ------------------------  -------------------------------------
                             2000         1999         1999         1998         1997
                          -----------  -----------  -----------  -----------  -----------
                                (unaudited)
REVENUES:
  Joint development
   revenue..............  $       283  $       603  $     1,986  $     1,779  $     2,006
  Real estate sales.....        3,538           --        1,219        2,416           --
  Other.................           54          163          650          284            1
                          -----------  -----------  -----------  -----------  -----------
   Total revenues.......        3,875          766        3,855        4,479        2,007
                          -----------  -----------  -----------  -----------  -----------
COSTS AND EXPENSES:
  Cost of real estate
   sales................        3,078           --          824        2,387           --
  Real estate operating
   expense..............          162          156          781          267           --
  Pilot plant,
   engineering and
   research and
   development..........        3,153        1,652       10,863        5,693        3,554
  Catalyst services.....           --           --           --           --        4,800
  General and
   administrative.......        3,035        2,154       10,409        9,151        3,618
                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) FROM
 OPERATIONS.............       (5,553)      (3,196)     (19,022)     (13,019)      (9,965)
INVESTMENT AND INTEREST
 INCOME.................          235          386        1,681        1,159          372
INTEREST EXPENSE........           --           --           --           --          (22)
OTHER INCOME............           --            1          154          118           --
                          -----------  -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE
 MINORITY INTERESTS.....       (5,318)      (2,809)     (17,187)     (11,742)      (9,615)
MINORITY INTERESTS......          (34)           6           29           31            3
                          -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS).......  $    (5,352) $    (2,803) $   (17,158) $   (11,711) $    (9,612)
                          ===========  ===========  ===========  ===========  ===========
NET INCOME (LOSS) PER
 SHARE--
  Basic and diluted.....  $     (0.20) $     (0.10) $     (0.64) $     (0.46) $     (0.40)
                          ===========  ===========  ===========  ===========  ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING.....   27,201,843   26,900,052   26,905,853   25,466,737   23,953,347
                          ===========  ===========  ===========  ===========  ===========



 The accompanying notes are an integral part of these consolidated statements.

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                           Common Stock                 Notes
                         ---------------- Additional  Receivable                           Total
                          Number           Paid-in   From Sale of Accumulated Treasury Stockholders'
                         of Shares Amount  Capital   Common Stock   Deficit    Stock      Equity
                         --------- ------ ---------- ------------ ----------- -------- -------------
BALANCE, January 1,
 1997...................  23,619    $237   $ 5,921      $(700)     $ (5,193)    $ --     $    265
 CONVERSION OF
  DEBENTURE.............     120       1     1,116         --            --       --        1,117
 SALE AND ISSUANCE OF
  STOCK.................     759       7     6,957         --            --       --        6,964
 STOCK ISSUED FOR
  SERVICES..............       4      --        34         --            --       --           34
 PURCHASE OF 1,934
  SHARES OF TREASURY
  STOCK.................      --      --        --         --            --      (11)         (11)
 PAYMENT ON NOTES
  RECEIVABLE............      --      --        --          1            --       --            1
 NET INCOME (LOSS)......      --      --        --         --        (9,612)      --       (9,612)
                          ------    ----   -------      -----      --------     ----     --------
BALANCE, December 31,
 1997...................  24,502     245    14,028       (699)      (14,805)     (11)      (1,242)
 RETIREMENT OF TREASURY
  STOCK.................      (2)     --       (11)        --            --       11           --
 MERGER WITH SLH
  CORPORATION...........  10,075     101    48,891         --            --      (77)      48,915
 NET INCOME (LOSS)......      --      --        --         --       (11,711)      --      (11,711)
                          ------    ----   -------      -----      --------     ----     --------
BALANCE, December 31,
 1998...................  34,575     346    62,908       (699)      (26,516)     (77)      35,962
 SETTLEMENT OF MERGER
  CONTINGENCY...........      --      --     5,997         --            --       --        5,997
 STOCK OPTIONS
  EXERCISED.............      94       1        30         --            --       --           31
 NET INCOME (LOSS)......      --      --        --         --       (17,158)      --      (17,158)
                          ------    ----   -------      -----      --------     ----     --------
BALANCE, December 31,
 1999...................  34,669     347    68,935       (699)      (43,674)     (77)      24,832
 STOCK OPTIONS EXERCISED
  (unaudited)...........     360       3     1,844         --            --       --        1,847
 NOTE REPAYMENT
  (unaudited)...........      (6)     --      (132)       100            --       --          (32)
 NET INCOME (LOSS)
  (unaudited)...........      --      --        --         --        (5,352)      --       (5,352)
                          ------    ----   -------      -----      --------     ----     --------
BALANCE, March 31, 2000
 (unaudited)............  35,023    $350   $70,647      $(599)     $(49,026)    $(77)    $ 21,295
                          ======    ====   =======      =====      ========     ====     ========



 The accompanying notes are an integral part of these consolidated statements.

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                  For the Three
                                  Months Ended        For the Year Ended
                                    March 31,            December 31,
                                 ----------------  ---------------------------
                                  2000     1999      1999      1998     1997
                                 -------  -------  --------  --------  -------
                                   (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss).............. $(5,352) $(2,803) $(17,158) $(11,711) $(9,612)
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operations:
  Stock issued for catalyst
   services.....................                         --        --    4,800
  Minority interest in income
   (loss) of subsidiary.........      34       (6)      (29)      (31)      (3)
  Distribution of minority
   interest.....................     (33)      --      (284)       --       --
  Depreciation and
   amortization.................     242      118       676       306       76
  Write-down of property and
   equipment....................                         --        --      414
  Equity in earnings of
   affiliates...................     (51)     (20)     (141)       (8)      --
  Changes in real estate held
   for sale and under
   development..................   2,828   (1,272)     (170)    1,545       --
  Other.........................                         --        --       56
  Changes in assets and
   liabilities--
   Accounts and notes
    receivable..................   1,020     (266)     (333)      466     (429)
   Other assets.................  (2,277)      59       206      (362)    (114)
   Accounts payable.............     503     (254)      823       348      485
   Accrued liabilities and
    other.......................      27      (78)     (189)   (2,685)      63
   Deferred revenue.............      --       --        --        --   11,000
                                 -------  -------  --------  --------  -------
    Net cash provided by (used
     in) operating activities...  (3,059)  (4,522)  (16,599)  (12,132)   6,736
                                 -------  -------  --------  --------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and
  equipment.....................  (2,561)    (253)   (3,881)   (2,173)  (1,114)
 Distribution from venture
  capital investment funds......      --       --       217        --       --
 Maturity of SLH investments
  held to maturity..............      --       --        --    37,415       --
 Purchase of short-term
  investments...................     124      (17)     (430)       --       --
                                 -------  -------  --------  --------  -------
    Net cash provided by (used
     in) investing activities...  (2,437)    (270)   (4,094)   35,242   (1,114)
                                 -------  -------  --------  --------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Settlement of merger
  contingency...................      --    5,997     5,997        --       --
 Cash received from merger......      --       --        --       713       --
 Minority interest investment in
  subsidiary....................   2,000       --        --     1,000    1,500
 Proceeds from sale of common
  stock.........................   1,847       --        31        --    2,164
 Other..........................      --       --        --        --      (10)
                                 -------  -------  --------  --------  -------
    Net cash provided by
     financing activities.......   3,847    5,997     6,028     1,713    3,654
                                 -------  -------  --------  --------  -------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS...........  (1,649)   1,205   (14,665)   24,823    9,276
CASH AND CASH EQUIVALENTS,
 beginning of period............  20,316   34,981    34,981    10,158      882
                                 -------  -------  --------  --------  -------
CASH AND CASH EQUIVALENTS, end
 of period...................... $18,667  $36,186  $ 20,316  $ 34,981  $10,158
                                 =======  =======  ========  ========  =======

 The accompanying notes are an integral part of these consolidated statements.

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
           (Unaudited as to Information for March 31, 2000 and 1999)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Reporting

      The primary operations of Syntroleum Corporation (together with its predecessors and subsidiaries, the "Company" or "Syntroleum") to date have consisted of the research and development of a proprietary process (the "Syntroleum Process") designed to convert natural gas into synthetic liquid hydrocarbons. Synthetic liquid hydrocarbons produced by the Syntroleum Process can be further processed into high quality liquid fuels such as diesel, kerosene and naphtha, or high quality specialty products such as synthetic lubricants, synthetic drilling fluid, waxes, liquid normal paraffins and certain chemical feedstocks.

      The Company's current focus is to further demonstrate the commercial viability of its proprietary technology. The Company has sold license agreements to six oil companies and, in connection with its joint development efforts with certain of its licensees, operates a pilot plant in Tulsa, Oklahoma that has demonstrated certain elements and variations of the Syntroleum Process and is participating in the operation of a pilot plant located at ARCO's refinery in Cherry Point, Washington. The Company is developing a commercial-scale specialty products plant to be located in Western Australia.

      Effective June 17, 1999, the Company completed its reincorporation as a Delaware corporation. In the reincorporation, the Company merged (the "Reincorporation Merger") with the Company's predecessor, Syntroleum Corporation, a Kansas corporation ("Syntroleum-Kansas"), with the Company being the surviving corporation and the successor to Syntroleum-Kansas. The Reincorporation Merger has been accounted for as a combination of entities under common control using the historical cost basis of the combining companies as if it were a pooling of interests.

      On August 7, 1998, the Company's predecessor, Syntroleum Corporation, an Oklahoma corporation, merged with SLH Corporation, a Kansas corporation ("SLH"). This merger was accounted for as a reverse acquisition. The results of operations of SLH have been included in the results of Syntroleum since completion of the merger with SLH. Unaudited pro forma results of operations for the years ended December 31, 1998 and 1997, as though the merger with SLH had occurred at January 1, 1997, are presented below. The pro forma results of operations are not necessarily indicative of the actual operating results had the transaction been consummated at the beginning of the period presented below or in future operating results of the combined operations:

                                                               December 31,
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
                                                              (in thousands,
                                                                except per
                                                              share amounts)
      Revenues............................................... $12,028  $19,350
      Net income (loss)......................................  (7,771)    (519)
      Basic and diluted earnings (loss) per share............ $ (0.31) $ (0.02)

Operations

      The construction of specialty product GTL plants will require significant capital expenditures. The Company's other efforts to commercialize the Syntroleum Process will also involve significant expenditures. The Company intends to obtain additional funding through joint ventures, partnerships, license agreements and

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES
other strategic alliances, as well as various other financing arrangements. The Company may also seek debt or equity financing in the capital markets. In the event such capital resources are not available, the Company's GTL plant development and other activities may be curtailed. Management estimates that construction and disposal costs to complete real estate projects in development will be approximately $1.5 million.

Consolidation

      The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. These subsidiaries include BMA Resources, Inc., Scout Development Corporation, Scout Development Corporation of New Mexico, Lot Development, Inc., Carousel Apartment Homes, Inc., 529 Partners, Ltd. Syntroleum/Sweetwater Company, LLC, Syntroleum International Corporation, Syntroleum International Holdings Ltd., Syntroleum Sweetwater Holdings Ltd., and Syntroleum Sweetwater Operations Ltd. All subsidiaries except Syntroleum/Sweetwater Company, LLC, Syntroleum International Corporation, Syntroleum International Holdings Ltd., Syntroleum Sweetwater Holdings Ltd., and Syntroleum Sweetwater Operations Ltd. were acquired through the merger with SLH. All significant inter-company accounts and transactions have been eliminated. Investments in affiliated companies of 20% to 50% in which Syntroleum does not have a controlling interest are accounted for by the equity method. Investments in affiliated companies of 1% to 20% are accounted for by the cost method.

Revenue Recognition

      The Company recognizes revenues from joint development activities as the related expenses are incurred because the contracts provide that revenue is earned as the expenses under the contract are incurred. Substantially all of the joint development revenues for the years ended December 31, 1999, 1998 and 1997 have been from joint development activities with two major oil companies (see Note 12). All joint development activities during the years ended December 31, 1999, 1998 and 1997 were pursuant to joint research and development agreements where the Company expenses its research and development costs as incurred.

      The Company recognizes revenue on the sale of license agreements by recording 50% of the license fee deposit as revenue when: (1) the license agreement has been formally executed, (2) the license fee deposit has been paid in cash and (3) the Company has delivered to the licensee the process design package for the licensee's initial licensed plant. Since 50% of the license fee deposit is subject to the Company's indemnity obligation with respect to the performance guarantee on the related plant, the remaining license fee deposit is recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue in the consolidated statements of operations after the related plant has passed certain performance tests. Option fees, which provide licensees the right to include additional geographic areas in its license agreement territory, are deferred until the earlier of the option being exercised or lapsing. As of December 31, 1999, the Company has deferred all amounts received related to license and option agreements.

Cash and Cash Equivalents

      Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less.

Real Estate

      Real estate sales are recognized when consummated. Profit is recognized using the full accrual method when the down payment, continuing investment, and transfer of risk criteria have been satisfied. Payments

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES
received from buyers prior to recording of a sale are recorded as deposits. Real estate rentals and other revenues are accrued in the period when earned.

      Real estate is valued at lower of cost, including development costs, or market. Development costs that are incurred during the period of development or construction are capitalized. Capitalized costs are charged to expenses as properties are sold.

      During 1999, the Company sold its remaining Kansas City Tracts and an easement in the Corinth Tract for a total of $531,000. The Company also sold 38 lots in Houston for $688,000. These assets were acquired in the merger with SLH.

Short-Term Investments

      Short-term investments consist of U.S. Treasury securities and debt obligations of U.S. Government agencies with original maturities between three and twelve months. Management determines the appropriate classification of these securities at the time of purchase and re-evaluates such designation as of each subsequent balance sheet date. At December 31, 1999 and 1998, the Company's investment portfolio consisted of debt securities classified as held-to-maturity and trading securities and are presented at amortized cost and fair value, respectively.

Research and Development

      The Company incurs significant costs for research, development and engineering programs. Such costs are charged to expense when incurred.

Income Taxes

      Income taxes are accounted for using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and of net operating loss carry-forwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws in effect or that will be in effect when the differences are expected to reverse. The Company records a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Impairment of Long-Lived Assets

      The Company follows the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company makes assessments of impairment on a project-by-project basis. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues of a project. No impairment provisions were required in 1999, 1998 or 1997.

Segments

      The Company has certain real estate assets that it acquired in the merger with SLH. Management's intent is to liquidate these assets and it does not intend to acquire additional real estate holdings. The Company's primary operation is to further demonstrate the commercial viability of its proprietary technology. Accordingly, management views the Company as having only one segment.

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

Earnings Per Share

      The Company applies the provisions of SFAS No. 128, "Earnings Per Share." Basic and diluted earnings (losses) per common share were computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the reporting periods. At December 31, 1999, options to purchase 2,721,925 shares of common stock at an average exercise price of $7.44 were not included in the computation of diluted earnings per share as inclusion of such options would be anti-dilutive. At March 31, 2000, options to purchase 2,395,496 shares of common stock at an average exercise price of $7.79 were not included in the computation of diluted earnings per share because inclusion of these options would be anti-dilutive.

Reclassifications

      Certain reclassifications have been made to the 1997 and 1998 financial statements to conform with the 1999 presentation. Such reclassifications did not impact net income (loss).

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Companies must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. However, companies may elect to adopt SFAS No. 133 prior to that date. SFAS No. 133 cannot be applied retroactively and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The company is currently in the process of determining timing and the effect of adopting SFAS No. 133.

2. INVESTMENTS:

      At December 31, 1999, the Company has a 4.34% interest in a hotel partnership in Tulsa, Oklahoma having a carrying value of $100,000. The Company also owns a 3.61% investment in a privately held venture capital limited partnership having a carrying value of $476,000 and an investment in Norian Corporation, a developer of a proprietary bone substitute technology, which has a carrying value of $565,000 at December 31, 1999.

      The Company has a 49.9% interest in a partnership that owns a shopping center having a carrying value of ($37,000). The Company has guaranteed debt (with an unpaid balance of $5,830,000 at December 31, 1999) of the shopping center partnership. Because the Company has guaranteed this debt, the investment is

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES
carried below zero to reflect the Company's pro rata share of the partnership's deficit. The Company's obligation is secured by a $3.2 million U.S. Agency note. Summary financial information of the shopping center partnership is shown below:

                                                                 December 31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------  ------
                                                                      (in
                                                                  thousands)
      Results of Operations
        Revenue................................................  $  830  $  798
        Gross profit...........................................     466     446
        Net earnings (loss)....................................     283      71
                                                                 December 31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------  ------
                                                                      (in
                                                                  thousands)
      Financial Position
        Current assets.........................................  $1,303  $1,193
        Real estate............................................   4,357   4,343
        Other assets...........................................     210     189
                                                                 ------  ------
                                                                 $5,870  $5,725
                                                                 ======  ======
        Short-term borrowings..................................  $  195  $  175
        Current liabilities....................................     114      77
        Long-term borrowings...................................   5,635   5,830
                                                                 ------  ------
                                                                  5,944   6,082
        Partnership deficit....................................     (74)   (357)
                                                                 ------  ------
                                                                 $5,870  $5,725
                                                                 ======  ======

3. PROPERTY AND EQUIPMENT:

      Property and equipment is stated at cost. When assets are sold or retired, the cost and accumulated depreciation related to those assets are removed from the accounts and any gain or loss is credited or charged to income. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of three to seven years. Property and equipment consists of the following:

                                                                  December 31,
                                                        March 31, -------------
                                                          2000     1999   1998
                                                        --------- ------ ------
                                                            (in thousands)
      Furniture and office equipment...................  $2,774   $2,549 $1,919
      Building and building improvements...............     840      840    807
      Land.............................................     118      118    118
      Leasehold improvements...........................     321      341    288
      Construction in progress.........................   6,043    3,688    523
                                                         ------   ------ ------
                                                         10,096    7,536  3,655
      Less accumulated depreciation....................   1,329    1,094    445
                                                         ------   ------ ------
                                                         $8,767   $6,442 $3,210
                                                         ======   ====== ======

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

4. NOTES RECEIVABLE FROM SALE OF COMMON STOCK:

      Notes receivable from the sale of common stock consists of notes receivable from officers for the purchase of common stock in the Company. The notes bear interest at the rate of 6.10%, mature in May 2004 and are secured by stock pledge agreements.

5. ACCRUED LIABILITIES:

      The components of accrued liabilities are as follows:

                                                                       December
                                                                          31,
                                                             March 31, ---------
                                                               2000    1999 1998
                                                             --------- ---- ----
                                                               (in thousands)
      Accrued warranty......................................   $135    $135 $135
      Accrued vacation......................................    189     167  161
      Accrued rent..........................................     77      95  120
      Other.................................................     85      56  217
                                                               ----    ---- ----
                                                               $486    $453 $633
                                                               ====    ==== ====

6. INCOME TAXES:

      The Company has federal income tax net operating loss (NOL) carry-forwards of approximately $58 million at December 31, 1999. In connection with the merger with SLH, the Company obtained NOLs of approximately $17.6 million and capital loss carry-forwards of approximately $4.6 million. These carry-forwards generally begin to expire in 2004.

      The Company recognizes the tax benefit of NOL carry-forwards as assets to the extent that management concludes that the realization of the NOL carry-forwards is "more likely than not." Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carry-forward period. The Company's management has concluded that, based solely on the criteria of SFAS No. 109 "Accounting for Income Taxes" and the historical results of the Company, a valuation allowance should be provided for the entire balance of the net deferred asset.

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

      The Company has not recorded an income tax provision or benefit for the years ended December 31, 1999, 1998 or 1997, respectively. This differs from the amount of income tax benefit that would result from applying the 34% statutory federal income tax rate to the pretax loss due to the increase in the valuation allowance in each period. The valuation allowance increased by approximately $9,690,000, $13,177,000 and $3,609,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Deferred taxes arise primarily from NOL carry-forwards and the recognition of revenues and expenses in different periods for financial and tax purposes. Deferred taxes consist of the following:

                                                               December 31,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
                                                              (in thousands)
      Deferred tax assets:
        NOL carry-forwards................................... $19,304  $14,895
        Capital loss carry-forwards..........................   1,614    1,759
        Research and development credit......................     973       --
        Deferred revenue.....................................   1,710    1,710
        Other................................................   3,463      682
                                                              -------  -------
                                                               27,064   19,046
      Deferred tax liabilities:
        Depreciation.........................................    (288)    (268)
        Other................................................    (330)     (17)
                                                              -------  -------
        Net deferred tax asset before valuation allowance....  26,446   18,761
        Valuation allowance.................................. (26,446) (18,761)
                                                              -------  -------
          Net deferred tax................................... $    --  $    --
                                                              =======  =======

7. SUPPLEMENTAL CASH FLOW INFORMATION:

      During 1997, a convertible debenture was converted into 120,036 shares of the Company's common stock which was accounted for as a non-cash financing activity. Also during 1997, the Company issued 515,960 shares of its common stock to a catalyst manufacturer which was accounted for as a non-cash operating activity except for the extent of cash received.

      During 1998, the merger with SLH was accounted for as a non-cash investing activity. In conjunction with the merger with SLH, the following assets were acquired and liabilities assumed:

      Cash............................................................. $   713
      Short-term investments...........................................  40,550
      Real estate held for sale and under development..................   7,387
      Other assets.....................................................   2,719
      Liabilities assumed..............................................  (2,454)
                                                                        -------
        Equity issued.................................................. $48,915
                                                                        =======

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

8. COMMITMENTS:

      The Company has entered into various, non-cancelable leases for office space, equipment, land and buildings that expire over the next several years. Rental expense was $1,246,000 in 1999, $614,000 in 1998 and $168,000 in 1997.
Total future minimum lease payments under these agreements as of December 31, 1999 are as follows:

      Year                                                            Amount
      ----------------------------------------------------------- --------------
                                                                  (in thousands)
      2000.......................................................     $1,033
      2001.......................................................        901
      2002.......................................................        855
      2003.......................................................        361
      2004.......................................................        331
      Thereafter.................................................      6,169

      The Company has entered into employment agreements which provide severance benefits to several key employees. Commitments under these agreements totaled approximately $3,132,000 at December 31, 1999.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

      The estimated fair values of the Company's financial instruments at December 31 are summarized as follows:

                                              1999                1998
                                       ------------------- -------------------
                                       Carrying Estimated  Carrying Estimated
                                        Amount  Fair Value  Amount  Fair Value
                                       -------- ---------- -------- ----------
                                                   (in thousands)
      Cash and cash equivalents....... $20,316   $20,316   $34,981   $34,981
      Short-term investments..........   3,565     3,565     3,135     3,135
      Accounts and notes receivable...   1,193     1,193       860       860
      Investments.....................   1,104     1,104     1,180     1,180
      Notes receivable from sale of
       common stock...................     699       699       699       699

      The fair value of the short-term investments and accounts receivable approximates cost because of the short-term maturity of these financial instruments. The estimated fair value of the notes receivable were calculated by discounting scheduled cash flows using estimated market discount rates. The investments were acquired in the merger and, at the time of the merger, were valued at market. No significant changes in the estimated fair value have occurred since the merger.

10. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:

      At December 31, 1999 and 1998, all marketable debt securities were classified as held-to-maturity and trading securities. Held-to-maturity investments were carried at amortized cost and trading securities were

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES
carried at fair value. During 1999, 1998 and 1997, no securities classified as held-to-maturity or trading securities were transferred out of held-to-maturity or trading securities. Investments consisted of the following at December 31:

                                                                       Unrealized
                         Amortized Market    Amount on    Unrealized    Holding
                           Cost     Value  Balance Sheet Holding Gains   Losses
                         --------- ------- ------------- ------------- ----------
1999
Trading Securities
Equity Securities.......  $   663  $   415    $   415         $--         $248
Held-to-Maturity
U.S. Government
 Securities.............  $16,243  $16,243    $16,243         $--         $ --
1998
Held-to-Maturity
U.S. Government
 Securities.............  $31,454  $31,454    $31,454         $--         $ --

11. STOCK OPTIONS:

      The Company maintains stock option and incentive plans for employees and directors and has reserved 4,623,184 shares of common stock for issuance under the employee plans including one percent of the outstanding shares of common stock of the Company as of January 1 of each year (269,000 as of December 31, 1999) for the director plan. Under the terms of the plans, incentive stock options may be issued with an exercise price of not less than 100% of fair market value at the date of grant. All other options may be issued at an exercise price of not less than 75% of the fair market value at the date of grant. Options granted vest at a rate determined by the Compensation Committee of the Company's Board of Directors and are exercisable for varying periods, not to exceed ten years. At December 31, 1999, 1,186,232 shares were available for granting future options.

      The number and exercise price of stock options granted are as follows:

                                                         Shares      Weighted
                                                          Under    Average Price
                                                         Option      Per Share
                                                        ---------  -------------
      OUTSTANDING AT JANUARY 1, 1997...................   467,589     $ 0.50
        Granted at market price........................   535,954       9.13
        Exercised......................................   (27,733)      5.75
        Expired........................................  (274,104)      0.33
                                                        ---------     ------
      OUTSTANDING AT DECEMBER 31, 1997.................   701,706       6.95
        SLH options from merger........................   974,400       3.19
        Fractional share payout........................       (19)      6.94
        Granted at market price........................   445,430      16.70
        Granted at price exceeding market..............    32,247      20.28
        Expired........................................   (21,925)     10.42
                                                        ---------     ------
      OUTSTANDING AT DECEMBER 31, 1998................. 2,131,839       7.44
        Granted at market price........................   736,351       6.89
        Granted at price exceeding market..............    35,000       7.57
        Exercised......................................  (101,694)      1.06
        Expired........................................   (79,571)     10.48
                                                        ---------     ------
      OUTSTANDING AT DECEMBER 31, 1999................. 2,721,925     $ 7.44
        Granted at market price........................    47,090      10.28
        Exercised .....................................  (364,911)      5.33
        Cancelled .....................................    (8,608)     15.53
                                                        ---------     ------
      OUTSTANDING AT MARCH 31, 2000.................... 2,395,496     $ 7.79
                                                        =========     ======

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

      The following is a summary of stock options outstanding as of December 31, 1999:

                        Options Outstanding                             Options Exercisable
-------------------------------------------------------------------- --------------------------
                                                                                    Weighted
                                        Weighted    Weighted Average                Average
                           Options      Average        Remaining       Options   Exercise Price
Range of Exercise Price  Outstanding Exercise Price Contractual Life Exercisable   Per Share
-----------------------  ----------- -------------- ---------------- ----------- --------------
$ 0.39 - $ 0.39.........    103,192      $ 0.39           0.45          103,192      $ 0.39
$ 3.19 - $ 3.19.........    950,100        3.19           3.60          560,100        3.19
$ 5.75 - $ 6.88.........    771,575        6.66           8.85          101,043        5.75
$ 7.25 - $ 9.38.........    420,957        8.91           7.48          225,518        9.30
$15.44 - $20.88.........    476,101       17.39           7.93          179,729       17.47
                          ---------      ------                       ---------      ------
                          2,721,925      $ 7.44                       1,169,582      $ 6.54
                          =========      ======                       =========      ======

      The Company applies the disclosure-only provisions of SFAS No. 123, "Accounting from Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. However, pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net income (loss) for the three years ended December 31, 1999 as if the fair value method of accounting prescribed by SFAS No. 123 had been used. Had compensation cost for the Company's stock option plan been determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) and income (loss) per share would have increased to the pro forma amounts indicated below:

                                                         December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (in thousands,
                                                    except per share data)
      NET INCOME (LOSS):
        As reported.............................. $(17,158) $(11,711) $ (9,612)
        Pro forma................................ $(19,632) $(14,175) $(10,261)
      BASIC AND DILUTED INCOME (LOSS)
       PER SHARE:
        As reported.............................. $  (0.64) $  (0.46) $  (0.40)
        Pro forma................................ $  (0.73) $  (0.56) $  (0.43)

      Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

      The weighted average per share fair value at date of grant for options granted during 1999, 1998 and 1997 was $5.82, $10.60 and $4.71 per share, respectively. Prior to the merger with SLH on August 7, 1998, the Company was a privately held corporation and used the minimum value method with the following assumptions during 1997: dividend yield of 0%, risk-free interest rate of 5.60% to 6.83%, and expected lives of

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES

5 to 10 years. During 1997 and prior to the merger in 1998, volatility was assumed to be 0%. The fair values of options granted since the merger have been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                              1999     1998
                                                              ----     ----
      Expected dividend yield................................    0%       0%
      Expected volatility....................................   83%     124%
      Risk-free interest rate................................ 5.07%    5.47%
      Expected life.......................................... 9.77yrs. 9.66yrs.

      Subsequent to December 31, 1999, the Company granted 47,090 options to purchase shares of common stock to employees at an average exercise price of $10.28.

12. SIGNIFICANT CUSTOMERS:

      Substantially all of the Company's joint development revenue for the three years ended December 31, 1999 were from two major oil companies for joint development work conducted in the Company's research and development facilities and at the pilot plant located at ARCO's Cherry Point Refinery in Cherry Point, Washington. The testing in the laboratories under these agreements was completed in September of 1999. In addition, the Company has signed master license agreements with three oil companies since 1996. The Company has also signed volume license agreements with three other oil companies. The license agreements allow the oil companies to use the Syntroleum Process in their production of synthetic crude oil and fuels primarily outside of North America. Syntroleum received an aggregate of $9 million and rights to certain technologies in connection with these license agreements. The Company also received from a licensee a separate nonrefundable payment of $2 million for options to add certain geographic areas not covered by the applicable license agreement. The amounts received under license agreements and the amounts received for options have been recorded as deferred revenue at December 31, 1999 and 1998.

      Under these license agreements, a licensee obtains the right to use the Syntroleum Process and to acquire catalysts from the Company, secures pricing terms for future site licenses and obtains rights to future improvements to the Syntroleum Process. Generally, the amount of the license fee for site licenses under the Company's master and volume license agreements is determined pursuant to a formula based on the discounted present value of the product of (i) the annual maximum design capacity of the plant, (ii) an assumed life of the plant, and (iii) the Company's per barrel rate. Initial cash deposits under the Company's license agreement are credited against future site license fees. (See
Note 1.)

      The Company is pursuing development of a commercial specialty products plant to be located in Western Australia using the Syntroleum Process. In addition, the Company conducts a portion of its research and development activities through joint development agreements with licensees and other industry partners. The terms of these agreements vary, but generally provide cost sharing arrangements.

13. STOCKHOLDER RIGHTS PLAN:

      Each outstanding share of the Company's common stock carries a stock purchase right issued pursuant to a dividend distribution declared by the Company's Board of Directors in March 1997. The rights entitle the holder to buy one-sixth of one one-hundredth of a share of junior preferred stock at a price of $125 per one one-hundredth of a share. Generally, the rights become exercisable ten days after a public announcement that a

                    SYNTROLEUM CORPORATION AND SUBSIDIARIES
person or group has acquired, or a tender offer is made for 25% or more of the common stock of the Company. If either of these events occur, each right will entitle the holder (other than a holder owning more than 25% of the outstanding stock) to buy the number of shares of the Company's common stock having a market value two times the exercise price. The exercise price is $125. The rights may be redeemed by the Company for $.01 per right until a person or group has acquired 25% of the Company's stock. The rights expire January 2007.

14. EVENTS SUBSEQUENT TO DECEMBER 31, 1999:

      Subsequent to December 31, 1999, the Company received $2 million dollars towards the cost of the engineering work being performed by a third party for the gas-to-liquids specialty product plant under development by the Company to be located in Western Australia. These monies were received from a partner who, upon satisfaction of certain conditions, will become an equity investor in the project.

15. NOTES RECEIVABLE (UNAUDITED):

      In February 2000, the Company closed the sale of its Reno parking garage to Fitzgeralds Reno, Inc. The sale price of $3 million was paid by $750,000 in cash at closing and the balance in the form of Fitzgeralds' promissory note in the principal amount of $2,250,000. The note bears interest at the rate of 10% and is payable in monthly installments of principal and interest based on a 20 year amortization, with the entire unpaid balance due in 10 years. The note is secured by the ground lease on which the garage is located as well as the parking garage itself.

16. EVENTS SUBSEQUENT TO MARCH 31, 2000 (UNAUDITED):

      In May 2000, Methanex informed the Company that it was terminating further participation in the Sweetwater plant. The $2 million contribution will be recorded as a reduction in engineering costs for the Sweetwater plant in the second quarter of 2000.

PROSPECTUS
                                  $120,000,000

                               [Syntroleum Logo]
                                  Common Stock

                                ---------------

      We may offer from time to time shares of our common stock, including the associated preferred stock purchase rights.

      The aggregate initial offering price of the common stock that we offer will not exceed $120,000,000. We will offer the common stock in amounts, at prices and on terms to be determined at the time of the offering.

      Our common stock is listed for trading on the Nasdaq Stock Market's National Market under the symbol "SYNM." On April 24, 2000, the last reported sales price of our common stock on the Nasdaq National Market was $18 5/8.

      We will provide the specific terms of the offering in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell our common stock unless accompanied by a prospectus supplement.

      You should consider the risk factors we describe starting on page 4 before investing in our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 25, 2000

                               TABLE OF CONTENTS

About This Prospectus.......................................................   2
About Syntroleum Corporation................................................   3
Forward-Looking Statements..................................................   4
Where You Can Find More Information.........................................   4
Risk Factors................................................................   6
Use of Proceeds.............................................................  16
Dilution....................................................................  16
Description of Capital Stock................................................  16
Plan of Distribution........................................................  25
Legal Opinions..............................................................  26
Experts.....................................................................  26

                             ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. This prospectus provides you with a general description of the offered common stock. Each time we offer common stock, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

                          ABOUT SYNTROLEUM CORPORATION

      We are a leading developer, owner and licensor of a proprietary process designed to catalytically convert natural gas into synthetic liquid hydrocarbons. The Syntroleum Process is a simplification of traditional gas to liquids, or "GTL," technologies aimed at substantially reducing the capital and operating costs and the minimum economical size of a GTL plant. A primary advantage of the Syntroleum Process over competing processes is its use of air, rather than pure oxygen, in the conversion process. Synthetic liquid hydrocarbons produced by the Syntroleum Process can be further processed into:

    . premium, ultra-clean liquid fuels including diesel, kerosene, gasoline, naphtha and fuel for fuel cells, and

    . specialty products including synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluid and chemical feedstocks.

      Our business strategy is to:

    . continue broadly licensing our technology for the production of synthetic crude oil and fuels,

    . use our technology to build and own plants designed to make specialty products and fuels,

    . develop alternative markets for the synthetic products of GTL plants based on the Syntroleum Process like ultra-clean fuels and fuels for fuel cell applications, and

    . continue an aggressive research and development program alone and with strategic partners to lower costs and expand the potential applications for our technology.

      We believe that the Syntroleum Process can be cost effective in GTL plants with throughput levels as low as 2,000 to over 100,000 barrels per day. Due to their relatively small size and the use of air instead of pure oxygen, we believe GTL Plants can be placed on skids, barges and ocean-going vessels. Although no commercial-scale GTL plant based on the Syntroleum Process has been built to date, we have successfully demonstrated many elements and variations of the Syntroleum Process in laboratory tests and pilot plant operations. We are currently developing a 10,000 barrel per day specialty product GTL plant to be constructed in Western Australia and are evaluating other potential plants.

      Our principal executive offices are located at 1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119, and our telephone number at that location is (918) 592-7900. As used in this prospectus, the terms "we," "us" and "our," mean Syntroleum Corporation, a Delaware corporation, and its subsidiaries and predecessors, unless the context indicates otherwise.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference forward-looking statements that reflect our current view of future events and financial performance. These forward-looking statements are subject to numerous risks and uncertainties, including those factors discussed elsewhere in or incorporated by reference into this prospectus, the prospectus supplement, any pricing supplement and our other filings with the SEC.

      These risks and uncertainties could cause actual results or events to differ materially from anticipated or historical results. You can identify forward-looking statements by our use of words like "anticipate," "believe," "budget," "estimate," "expect," "forecast," "intend," "may," "plan," "predict," "project," "should" and similar expressions. Any statement that is not a historical fact is a forward-looking statement. We caution you not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1500.

      This prospectus is part of a registration statement we have filed with the SEC relating to the common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Web site.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered common stock. The documents we incorporate by reference are:

    . our Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Amendment No. 1 on Form 10-K/A, and

    . the description of our common stock and associated preferred stock purchase rights contained in our Current Report on Form 8-K dated June 17, 1999.

      You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

     Syntroleum Corporation
     1350 South Boulder, Suite 1100
     Tulsa, Oklahoma 74119
     Attention: Director of Investor Relations
     Telephone: (918) 592-7900

      You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any pricing supplement is accurate as of any date other than the date on its cover page.

                                  RISK FACTORS

      You should carefully consider the risks described below or in any prospectus supplement or pricing supplement before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the common stock could decline, and you may lose all or part of your investment.

Risks Relating to our Technology

      We might not successfully commercialize our technology, and commercial-scale gtl plants based on the Syntroleum Process may never be successfully constructed or operated.

      To date, no commercial-scale GTL plant based on the Syntroleum Process has been constructed. A commercial-scale GTL plant based on the Syntroleum Process might never be successfully built either by us or by any of our licensees. Our success depends on our ability, and the ability of our licensees, to economically design, construct and operate GTL plants based on the Syntroleum Process on a commercial scale. The successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control. Although we are currently developing the Sweetwater plant, our first commercial-scale GTL plant, we do not know for certain when construction of this plant will begin or when it will become operational. We do not have any experience managing the design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so.

      Commercial-Scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory and pilot plant basis.

      A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

    . lower reaction activity than that demonstrated in laboratory and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs,

    . shorter than anticipated catalyst life, which would require more frequent catalyst purchases and therefore increase operating costs,

    . excessive production of gaseous light hydrocarbons from the Fisher-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and lower revenues and margins from plant operations, and

    . inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas that is produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs.

      In addition, these plants could experience mechanical difficulties, either related or unrelated to elements of the Syntroleum Process.

      Many of Our competitors have significantly more financial and other resources than our Company, and GTL Technologies Developed by our competitors could become more commercially successful than our technology or render our technology obsolete.

      The development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than our technology. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including Exxon, Shell, Sasol, BP Amoco and Conoco. Each of these companies has significantly more financial and other resources than us to spend for research and development of their respective technologies and for funding construction and operation of commercial-scale GTL plants. These competitors could offer to license their technology to others. In addition, several small companies have developed, and are continuing to develop, competing GTL technologies. The Department of Energy has also sponsored a number of research programs relating to GTL technology, including a recent program relating to the development of a ceramic membrane technology that could potentially lower the cost of competitive processes.

      As GTL technologies continue to be developed by our competitors, one or more of our current technologies may become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at substantial cost. We may not be able to successfully develop, or expend the financial resources necessary to acquire new technology.

      Our ability to protect our intellectual property rights involves many complexities and uncertainties, and commercialization of the syntroleum process could give rise to claims that our technology infringes upon the rights of others.

      Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights. We cannot assure you that additional patents will be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, are often difficult to predict and vary significantly from country to country. Our licensors or we may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

      Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or other proprietary rights of others. Although it is our policy to regularly review patents that may have applicability in the GTL industry, we may not become aware of these patents or rights until after we have made a substantial investment in the development and commercialization of those technologies. Legal actions could be brought against us, our partners or licensees, claiming damages and seeking an injunction that would prevent us, our partners or licensees, from testing, marketing or commercializing the affected technologies. Major energy companies seeking to gain a competitive advantage may have an interest in bringing one of these actions. If an infringement action was successful, in addition to potential liability for damages, our partners, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, like the energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation. We can give no assurance that third parties will not claim infringement by us with respect to past, present or future GTL technologies. In any potential intellectual property dispute involving us, our licensees could also become the target of litigation.

      We could have potential indemnification liabilities to licensees relating to the operation of gtl plants based on the Syntroleum Process or intellectual property disputes.

      Our license agreements require us to indemnify the licensee, subject to a cap of 50% of the license fees received, against specified losses relating to, among other things:

    . the use of patent rights and technical information relating to the Syntroleum Process,

    . acts or omissions by us in connection with process design packages for plants, and

    .  performance guarantees that may be provided by us.

      Our indemnification obligations could result in substantial expenses and liabilities to us in the event that intellectual property rights claims are made against us or our licensees, or GTL plants based on the Syntroleum Process fail to operate as designed.

      If improvements to the syntroleum process are not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

      A number of improvements to the Syntroleum Process are in various early stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis. If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our partners and by our licensees could be significantly limited.

      For example, improvements to the heat integration of the Syntroleum Process designed to lower capital and operating costs are currently under development. These improvements may not occur because further integration of the gas turbine into the process might not be technically feasible due to the operating tolerances of the materials in the gas turbine. In addition, our horizontal reactor, which is designed to have a low center of gravity for marine applications, may not be capable of commercial application due to operational difficulties which could limit the market for floating GTL plants.

      The economic application of our technology depends on favorable plant operating conditions.

      The economic application of GTL technology depends on favorable plant operating conditions. Among the operating conditions that impact plant economics are the site location, infrastructure, weather conditions, the size of the equipment, the quality of the natural gas feedstock, the type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant is located in an area that requires the construction of substantial infrastructure, plant economics would be adversely affected. In addition, plants that are not designed to produce specialty products or other high margin products and plants that are not used to convert natural gas that is associated with oil reserves will be more dependent on favorable natural gas and oil prices than plants designed for those uses and are not expected to be cost-effective at price levels below the range of at least $15 to $20 per barrel for oil.

      Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and adversely affect our ability to receive future license fees.

      As is typical in the case of a new and rapidly evolving technology, demand and industry acceptance for our GTL technology is subject to a high level of uncertainty. Failure by the industry to accept our technology would make our construction of GTL plants more difficult or impossible and adversely affect our ability to receive future license fees and to generate other revenue. Should a high profile industry participant adopt the Syntroleum Process and fail to achieve success or should any commercial GTL plant based on the Syntroleum Process fail to achieve success, other industry participants' perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

Risks Relating to Our Business

      We have incurred losses and anticipate continued losses.

      As of December 31, 1999, we had negative retained earnings of $43.6 million. We have not yet achieved profitability and expect to continue to incur net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks, we must, among other things, respond to competitive factors, continue to attract, retain and motivate qualified personnel, and commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks. We can give no assurance that we will achieve or sustain profitability.

      Our anticipated expense levels are based in part on our expectations as to future operating activities and are not based on historical financial data. We plan to increase our capital expenditures to fund the design and construction of GTL plants, increase our operating expenses to fund greater levels of research and development, and increase our marketing and operational capabilities. These expenses may not subsequently be followed by increased revenues or cash flows.

      The economic application of GTL plants based on the Syntroleum Process depends on favorable crude oil prices and other commodity prices.

      Our belief that the Syntroleum Process can be cost effective at GTL plants with throughput levels from as low as 2,000 to over 100,000 barrels per day is based on our assumption that oil prices in the range of at least $15 to $20 per barrel will prevail. However, the markets for oil and natural gas have historically been very volatile and are likely to continue to be very volatile in the future. Although current crude oil prices are relatively high, during 1998 crude oil prices fell to historically low levels of below $10 per barrel for a period of time and could return to low levels in the future.

      Because the synthetic crude oil, liquid fuels and specialty products that GTL plants based on the Syntroleum Process are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock at these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

    .  the level of consumer product demand,

    .  weather conditions,

    .  domestic and foreign government regulation,

    .  the actions of the Organization of Petroleum Exporting Countries,

    .  political conditions in oil and natural gas producing countries,

    .  the supply of foreign crude oil and natural gas,

    . the location of GTL plants relative to natural gas reserves and pipelines,

    .  the capacities of pipelines,

    .  fluctuations in seasonal demand, and

    . the price and availability of alternative fuels and overall economic conditions.

      We cannot predict the future markets and prices for oil, natural gas, refined products or other materials used in the Syntroleum Process.

      GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

      GTL plants will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world, and in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. The cryogenic conversion of natural gas to liquefied natural gas, may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built in, or existing pipelines may be expanded into, areas where GTL plants are built, and this may affect the operating margins of these plants as other markets compete for the natural gas feedstocks. The United States and Western Europe have well-developed natural gas markets. In these markets, the relationship between natural gas prices and liquid hydrocarbon prices would likely make investments in GTL plants that produce fuels uneconomic in many circumstances based upon current market, environmental and regulatory conditions. Other areas around the world that have developed local markets for natural gas may also have higher valued uses for natural gas than as feedstocks for GTL plants. In addition, the commercialization of GTL technologies may have an adverse effect on the availability of natural gas at economic prices.

      We will need to obtain funds from additional financings or other sources, and if we do not receive these funds we might need to delay or eliminate our expenditures, including those for capital projects.

      We have expended and will continue to expend a substantial amount of funds to continue the research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to obtain additional funds for our GTL plant projects primarily through a combination of equity and debt project financing, and plan to finance the Sweetwater plant primarily through non-recourse debt financing at the project level. We also intend to obtain additional funds through collaborative or other arrangements with strategic partners and others and debt and equity financing in the capital markets. Financing may not be available when needed or on terms acceptable or favorable to us. If adequate funds are not available, we may be required to delay or to eliminate expenditures for our capital projects, research and development, and other activities. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

      Assuming the commercial success of the plants based on the Syntroleum Process, we expect that license fees, catalyst sales and sales of specialty products from GTL plants in which we own an interest will be a source of funds for operations. However, we may not receive any of these revenues, and these revenues may not be sufficient for capital expenditures or operations and may not be received within the expected time frame. If we are unable to generate funds from operations, our need to obtain funds through financing activities will be increased.

      The construction of the Sweetwater plant and other GTL plants based on the Syntroleum Process will be subject to the risks of delay and cost overruns inherent in any large construction project.

      The construction of GTL plants based on the Syntroleum Process, including the Sweetwater plant we are currently developing and plan to construct in Western Australia, will be subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

    .  shortages of equipment, materials or skilled labor,

    . unscheduled delays in the delivery of ordered materials and equipment,

    . engineering problems, including those relating to the commissioning of newly designed equipment,

    .  work stoppages,

    .  weather interference,

    .  unanticipated cost increases, and

    .  difficulty in obtaining necessary permits or approvals.

      Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

      Our licensees will control whether any plant site licenses are issued and, as a result, whether any additional license fees are due under our license agreements. Licensees may need to undertake substantial activities and investments before any plant site license is issued and license fees are due. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant's products, and obtaining the financing for construction of the plant. The licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of prices for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days' notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

      Our future plans could be harmed if we are unable to attract or retain key personnel.

      Our success substantially depends on the performance of our executive officers, including Kenneth L. Agee (our founder, Chief Executive Officer and Chairman of the Board and inventor with respect to many of our patents and patent applications), and Mark A. Agee (our President and Chief Operating Officer). Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained, and the timing of implementation may be impacted, if we are unable to attract and retain sufficient personnel. At March 31, 2000, we had 73 full-time employees. Except for a $500,000 life insurance policy held by us on the life Kenneth L. Agee, we do not maintain "key person" life insurance policies on any of our employees.

      We depend on strategic relationships with manufacturing and engineering companies, and failure by these companies to provide necessary components or services could negatively impact our business.

      We intend to, and believe our licensees will, utilize third party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process. If any third party manufacturer is unable to acquire raw materials or to provide components of GTL plants based on the Syntroleum Process in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays, or construction plans could be canceled, while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture components of GTL plants based on the Syntroleum Process. We have conducted development activities with third parties relating to our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies.

      We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays, or construction plans could be canceled, while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have no experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

      Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

      We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

    .  timing of any construction by us or our licensees of GTL plants,

    . demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees,

    .  oil and gas prices,

    .  timing and amount of research and development expenditures,

    .  demand for specialty products,

    . introduction or enhancement of GTL technologies by us and our competitors,

    .  market acceptance of new technologies, and

    .  general economic conditions.

      As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

      We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

      We are subject to extensive laws and regulations relating to the protection of the environment. Violators of these laws and regulations may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, and any requisite permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our current real estate inventory as well as previously owned real estate.

      We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations.

      We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations. These risks include changes in domestic and foreign taxation, currency exchange risks, labor disputes and uncertain political and economic environments as well as risk of war, civil disturbances or other events that could limit or disrupt production and markets or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation. International operations and investments may also be adversely affected by laws and policies of the United States affecting foreign trade, investment and taxation, which could affect the conduct or profitability of these operations.

      Sufficient markets for the synthetic products of the Syntroleum Process or products which utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

      Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

    .  the cost competitiveness of the synthetic products of the Syntroleum
       Process

    .  consumer reluctance to try a new product,

    .  environmental, safety and regulatory requirements, and

    .  the emergence of more competitive products.

      In addition, a new market may fail to develop for products which utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market, and we do not know whether distributors will want to sell them or if end-users will want to use them.

      If sufficient markets fail to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

Risks Relating to the Offering

      The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our Company.

      As of March 31, 2000, our directors and officers beneficially owned approximately 43% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

      Our stock price may continue to be volatile and could decline following this offering.

      Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including publicity regarding actual or potential results with respect to development of the Syntroleum Process and design, construction and commercial operation of plants using our process, announcements of technological innovations by others with competing GTL processes, developments concerning intellectual property rights, including claims of infringement, annual and quarterly variances in operating results, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. There is no guarantee that an active public market for our common stock will be sustained.

      Provisions in our Charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

      Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

      Future Sales of our common stock could adversely affect our stock price.

      Substantial sales of our common stock in the public market following this offering, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 43% of the outstanding shares of our common stock as of March 31, 2000. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

      You could suffer immediate and substantial dilution.

      In any offering of our common stock, the public offering price per share of common stock could be substantially higher than the net tangible book value per share immediately after the offering. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. The prospectus supplement will set forth the information regarding any dilutive effect of an offering of our common stock.

                                USE OF PROCEEDS

      Unless we inform you otherwise in the prospectus supplement or any pricing supplement, we will use the net proceeds from the sale of the offered common stock for general corporate purposes. These purposes may include capital expenditures, working capital, repayment or refinancing of indebtedness, acquisitions and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                                    DILUTION

      Our net tangible book value at December 31, 1999 was $.92 per share of common stock. Net tangible book value per share of common stock is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. Purchasers of our common stock in an offering may experience immediate dilution in net tangible book value per share. The prospectus supplement will set forth the information regarding any dilutive effect of an offering of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

      The total number of shares of all classes of stock that we have authority to issue is 155,000,000, consisting of 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. We had 27,297,168 shares of common stock outstanding as of March 1, 2000. We have authorized and reserved for issuance 250,000 shares of junior participating preferred stock in connection with the preferred stock purchase rights described below.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters voted on by our stockholders, including the election of directors, except as may, in the future, be provided in any resolutions adopted by our board of directors with respect to any series of preferred stock. Except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by the board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all of our assets available for distribution to our stockholders.

Preferred Stock

      Our board of directors is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series, including:

    .  the designation of the series,

    . the number of shares of the series, which number the board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding,

    . whether dividends, if any, will be cumulative or noncumulative and the dividend rate and the preferences, if any, of the series,

    .  the dates on which dividends, if any, will be payable,

    . the redemption rights and price or prices, if any, for shares of the series,

    . the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

    . the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

    . whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that class or series or that other security, the conversion or exchange price or prices or rate or rates, any adjustments to those prices or rates, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions of the conversion or exchange,

    . restrictions on the issuance of shares of the same series, or of any other class or series, and

    .  the voting rights, if any, of the holders of shares of any series.

      The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock, par value $.01 per share, or common stock, the board of directors may determine not to seek stockholder approval.

      Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or that might result in stockholders receiving a premium for their stock over the then current market price of the stock.

Preferred Stock Purchase Rights

      One preferred share purchase right is currently associated with each outstanding share of our common stock. Each of these rights entitles the registered holder to purchase from us one six-hundredth of a share of our junior preferred stock, par value $.01 per share, at a purchase price of $125.00 per one one-hundredth of a share, subject to adjustment.

      The rights will have anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by the board of directors, including by means of a tender offer at a premium to the market price. The rights should not interfere with any merger or business combination approved by the board of directors because the rights may be redeemed by us at the redemption price prior to the time that a person has become an acquiring person.

      The following summary of the material terms of the rights is qualified in its entirety by reference to the form of the Amended and Restated Rights Agreement, a copy of which is incorporated by reference as an exhibit to this Registration Statement.

      Evidence and Transferability of Rights. The rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

    . 10 days following a public announcement made by us or an "acquiring person" that a person or group of affiliated or associated persons has become an "acquiring person," which occurs when that person or group has acquired beneficial ownership of 25% or more of the then outstanding shares of common stock, or

    . 10 business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of common stock.

The date that the rights are no longer evidenced by the certificates representing shares of common stock is referred to as the "rights distribution date." Neither Kenneth L. Agee nor Mark A. Agee nor members of their immediate families, nor any of their affiliates or associates, individually or collectively, will be deemed an acquiring person.

      Until the rights distribution date or the earlier redemption or expiration of the rights:

    . the rights will be transferred with and only with the transfer of shares of common stock,

    . certificates representing shares of common stock will contain a notation incorporating the terms of the rights by reference, and

    . the surrender for transfer of any certificate representing shares of common stock will also constitute the transfer of the rights associated with the shares of common stock represented by that certificate.

      As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date and those separate rights certificates alone will evidence the rights.

      Exercisability of Rights. The rights are not exercisable until the rights distribution date. The rights will expire on January 31, 2007, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

      If any person becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person, which will be void, will after the date that any person became an acquiring person have the right to receive upon exercise of those rights at the then current exercise price that number of shares of common stock having a market value of two times the exercise price of the right. If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will after the date of that transaction have the right to receive, upon the exercise of those rights at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.

      The purchase price payable, and the number of shares of junior preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the following circumstances:

    . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of junior preferred stock,

    . upon the grant to holders of the shares of junior preferred stock of specified rights, options or warrants to subscribe for or purchase shares of junior preferred stock at a price, or securities convertible into shares of junior preferred stock with a conversion price less than the then current market price of the shares of junior preferred stock, or

    . upon the distribution to holders of the shares of junior preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of junior preferred stock, or of subscription rights or warrants other than those referred to above.

      The number of outstanding rights and the number of shares of junior preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution date.

      With specified exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of junior preferred stock, which may, at our election, be evidenced by depositary receipts. In lieu of those fractional shares, an adjustment in cash will be made based on the market price of the shares of junior preferred stock on the last trading day prior to the date of exercise.

      Until a right is exercised, the holder of a right will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

      Terms of Junior Preferred Stock. Shares of junior preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 600 times the dividend declared per share of common stock. In the event of liquidation, the holders of the junior preferred stock will be entitled to a minimum preferential liquidation payment of $600 per share but will be entitled to an aggregate payment equal to 600 times the payment made per share of common stock. Each share of junior preferred stock will have 600 votes, together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 600 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the dividend, liquidation and voting rights of the junior preferred stock, the value of the one six-hundredth interest in a share of junior preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

      Exchange or Redemption. At any time after any person becomes an acquiring person and before the acquisition by that person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock, or in the event there are not sufficient shares of common stock authorized to be issued, one six-hundredth of a share of junior preferred stock, per right, subject to adjustment. This exchange will not apply to rights owned by the acquiring person which will have become void.

      At any time before any person becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right.

      The redemption of the rights may be made effective at any time, on any basis and with any conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the rights will terminate and holders of rights will only receive the redemption price.

      Amendment. The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to:

    . lower the threshold at which a person becomes an acquiring person, and

    . lower the percentage of common stock proposed to be acquired in a tender or exchange offer that would cause the rights distribution date to occur to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that, from and after the time that any person or group of affiliated or associated persons becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

Restrictions on Business Combinations

      Our charter provides that "business combinations" involving an "interested stockholder" must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by the interested stockholder, unless the business combination is either approved by a majority of "continuing directors" or meets specified requirements regarding price and procedure.

      "Continuing directors" is generally defined in our charter as follows:

    . directors who are unaffiliated with the interested stockholder and joined the board before the party to the transaction became an interested stockholder, or

    . directors who are unaffiliated with the interested stockholder and are elected to fill a vacancy and whose election is recommended by a majority of continuing directors then on the board.

      Our charter also provides that the initial directors named in our charter who are unaffiliated with the interested stockholder are "continuing directors."

      A "business combination" is generally defined in our charter as follows:

    . any merger or consolidation of our company or one of our subsidiaries with any interested stockholder,

    . any disposition, in one transaction or a series of transactions, to or with any interested stockholder of any assets of our company or any of our subsidiaries having an aggregate fair market value of $10,000,000 or more,

    . the issuance or transfer by us or any of our subsidiaries of any securities of our company or any of our subsidiaries to any interested stockholder, in exchange for property having an aggregate fair market value of $10,000,000 or more,

    . the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested stockholder, or

    . any reclassification of securities, or recapitalization of our company, or any merger or consolidation of our company with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity or convertible securities of our company or any of our subsidiaries that are directly or indirectly owned by any interested stockholder.

      An "interested stockholder" is generally defined in our charter as any person who or which:

    . itself, or along with its affiliates, is the beneficial owner, directly or indirectly, of more than 10% of our then outstanding voting stock,

    . is one of our affiliates and at any time within the two-year period immediately before the date in question was itself, or along with its affiliates, the beneficial owner, directly or indirectly, of 10% or more of our then outstanding voting stock, or

    . is an assignee of or has otherwise succeeded to any of our voting stock that was at any time within the two-year period immediately before the date in question beneficially owned by an interested stockholder, if that assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

The provisions in our charter restricting business combinations with interested stockholders also generally apply to an interested stockholder's affiliates.

      To satisfy the price and procedure requirements of these provisions, the following criteria must be satisfied:

    . the total amount of the cash and the fair market value of consideration other than cash to be received per share by holders of our capital stock is at least equal to the highest of

        (1) the highest price per share paid by the interested stockholder in transactions during the two-year period before the announcement of the transaction or in the transaction in which it became an interested stockholder,

        (2) the fair market value of the stock on the date of announcement of the transaction or the date of the transaction in which it became an interested stockholder, whichever is higher,

        (3) the amount determined under clause (2) above multiplied by the ratio of (A) the highest price per share paid by the interested stockholder for any shares during the two-year period before the date of announcement of the transaction to (B) the fair market value of the stock on the first day in that two-year period on which the interested stockholder acquired any shares of stock, and

        (4) in the case of preferred stock, the highest preferential amount per share to which stockholders are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company,

    . generally, the consideration to be received by holders of a particular class of outstanding voting stock is in cash or in the same form as the interested stockholder has previously paid for shares of that class of voting stock,

    . after the interested stockholder has become an interested stockholder and before the completion of the business combination, specified actions or omissions have not occurred with respect to dividends and the interested stockholder has not become the beneficial owner of any additional voting stock except as part of the transaction which results in the interested stockholder becoming an interested stockholder,

    . after the interested stockholder has become an interested stockholder, the interested stockholder has not received, except proportionately as a shareholder, any financial assistance or tax advantages provided by the corporation, whether in anticipation of or in connection with the business combination or otherwise, and

    . a proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 is mailed to stockholders at least 30 days before the completion of the business combination.

      Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, a corporation may not engage in a broad range of business combinations with any "interested stockholder" for a three-year period following the time that the stockholder becomes an interested stockholder unless:

    . prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

    . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are both officers and directors of the corporation and shares held by specified employee stock ownership plans, or

    . on or after that time, the business combination is approved by the board of directors of the corporation and approved at an annual meeting or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, an "interested stockholder" is defined for purposes of Section 203 to include any person that is

    . the owner of 15% or more of the outstanding voting stock of the corporation, or

    . an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Section 203 permits a corporation to opt out of these provisions, although we have not done so. Our board of directors has, however, approved the transaction which resulted in both Kenneth L. Agee and Mark A. Agee becoming interested stockholders. As a result, the provisions of Section 203 are not applicable to either Kenneth L. Agee or Mark A. Agee.

Amendments to Charter

      Amendments of our charter generally require the approval of the holders of a majority of the outstanding stock entitled to vote on the amendment, and if the amendment would increase or decrease the number of authorized shares of any class or series or the par value of shares of that class or series or would adversely affect the rights, powers or preferences of that class or series, a majority of the outstanding stock of that class or series also would be required to approve the amendment. However, the approval of the board of directors and the affirmative vote of 80% of the stock entitled to vote in the election of directors is required for the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding:

    . powers of the board of directors with respect to the bylaws and our accounts and books, and

    .  the number, election and classification of our directors.

      In addition, the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding votes required for business combinations with interested stockholders described above requires the approval of our board of directors and the affirmative vote of 66 2/3% of the holders of stock entitled to vote in the election of directors and not owned directly or indirectly by interested stockholders or their affiliates.

Amendments to Bylaws

      Our board of directors may adopt, alter or amend the bylaws. In addition to meeting notice requirements, our bylaws provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required for stockholders to alter, amend or repeal any provision of the bylaws or to adopt any additional bylaws.

Special Meetings of Stockholders

      Subject to the rights of holders of any series of preferred stock or any other series or class of stock as set forth in our charter, our bylaws provide that a special meeting may be called only by the chairman of the board of directors or by the board of directors pursuant to a resolution adopted by a majority of the total number of our directors (including vacancies). The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting.

Stockholder Action by Written Consent

      Our charter provides that corporate action may not be taken by written consent of stockholders.

Advance Notice Provisions for Stockholder Director Nominations and Stockholder Proposals

      Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

      Our bylaws provide that only individuals who are nominated pursuant to the notice of meeting or by, or at the direction of, our chairman of the board of directors or our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. The bylaws also provide that at an annual meeting only business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board or our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder's intention to bring that business before the meeting.

      Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

    . not less than 70 days nor more than 90 days before the first anniversary of the previous year's annual meeting, or

    . if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date, not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting is first made.

      However, if the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 80 days before the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by that increase, if it is received by us not later than 10 days after the public announcement is first made by us. If directors are to be elected at a special meeting, the notice must be received by us not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting. Stockholders may not bring business before a special meeting of stockholders under the bylaws.

      Under the bylaws, a stockholder's notice to us proposing to nominate an individual for election as a director must contain specified information, including the identity and address of the nominating stockholder and the beneficial owner, if any, the class and number of shares of stock that are owned beneficially and of record by the stockholder and the beneficial owner, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the bylaws, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain specified information about the proposed business and about the proposing stockholders, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting the business at the meeting, the name and address of the stockholder and the beneficial owner, if any, the class and number of shares of stock owned beneficially and of record by the stockholder and the beneficial owner, and any material interest of the stockholder and the beneficial owner, if any, in the business so proposed. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the bylaws, that person will not be eligible for election as a director, or that business will not be conducted at the meeting, as the case may be.

Classification of Directors

      Our charter provides that directors will be divided into three classes serving staggered three-year terms so that approximately one-third of the board of directors is elected each year. Our charter also provides that, subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the charter to elect additional directors under specified circumstances, the number of directors is fixed in accordance with the bylaws. Our bylaws provide that the number of directors is to be fixed from time to time pursuant to a resolution adopted by a majority of the board of directors (including vacancies) but will not consist of more than 11 nor less than three directors. As of March 7, 2000, the board of directors consisted of nine persons.

      The classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the board of directors.

Removal of Directors; Filling Vacancies on the Board of Directors

      Our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

      Under our bylaws, newly created directorships resulting from any increase in the number of directors or any vacancies on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, subject to the rights, if any, of holders of our preferred stock. In addition, our bylaws provide that the directors elected to fill vacancies on the board of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

                              PLAN OF DISTRIBUTION

      We may sell the offered common stock in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will set forth the following information:

    .  the terms of the offering,

    .  the names of any underwriters or agents,

    .  the purchase price,

    .  the net proceeds to us,

    .  any delayed delivery arrangements,

    . any underwriting discounts and other items constituting underwriters' compensation,

    .  the initial public offering price, and

    .  any discounts or concessions allowed or reallowed or paid to dealers.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the common stock will be subject to conditions, and the underwriters will be obligated to purchase all the offered common stock if they purchase any of the offered common stock. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the common stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered common stock sold for their account may be reclaimed by the syndicate if the offered common stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered common stock, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

      If we use dealers in the sale of common stock, we will sell the common stock to them as principals. They may then resell that common stock to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of our common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of that common stock. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

      We may sell the common stock directly. In that event, no underwriters or agents would be involved. We may also sell the common stock through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered common stock, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of that common stock. We will describe the terms of any of these sales in the prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase common stock from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or may perform services for us in the ordinary course of their businesses.

                                 LEGAL OPINIONS

      Eric Grimshaw, our Vice President, Secretary and General Counsel, or Baker Botts L.L.P., our outside legal counsel, will issue an opinion about the legality of the offered common stock for us. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

                                    EXPERTS

      The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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                                5,250,000 Shares

                               [SYNTROLEUM LOGO]

                                  Common Stock

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.

                              Goldman, Sachs & Co.

                               J.P. Morgan & Co.

                              Salomon Smith Barney

                              Petrie Parkman & Co.

                                        , 2000

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